As filed with the Securities and Exchange Commission on January 23, 2015.

Registration No. 333-201164

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Asante Solutions, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	20-8090774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

352 East Java Drive

Sunnyvale, CA 94089

(408) 716-5600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Thrower

President and Chief Executive Officer

Asante Solutions, Inc.

352 East Java Drive

Sunnyvale, CA 94089

(408) 716-5600

(Names, address, including zip code, and telephone number, including area code, of agents for service)

Please send copies of all communications to:

Richard A. Kline Rezwan D. Pavri Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100	Donald J. Murray Brian K. Rosenzweig Covington & Burling LLP 620 Eighth Avenue New York, New York 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$60,375,000	$7,016

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of the additional shares that the underwriters have the option to purchase.
(2)	The registrant previously paid $5,229 of the total registration fee in connection with the initial filing of this registration statement on December 19, 2014.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(Subject to Completion, dated January 23, 2015)

PRELIMINARY PROSPECTUS

3,500,000 Shares

Common Stock

We are offering 3,500,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “PUMP”.

Certain existing stockholders have agreed to purchase $17.1 million of our common stock in a private placement that will close concurrently with this offering at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. Based on the midpoint of the estimated price range listed above, we would sell 1,221,428 shares of common stock in this concurrent private placement. The underwriters will serve as placement agents for the concurrent private placement and receive the same discount on shares purchased by the private placement participants as they will on shares sold to the public in this offering.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 16 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us from this offering, before expenses	$	$
Proceeds to us from this offering and the concurrent private placement, before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days after the date of the underwriting agreement relating to this offering to purchase up to an additional 525,000 shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock sold in this offering to investors on or about                     , 2015. The closing of this offering is not conditioned upon the closing of the concurrent private placement.

Leerink Partners	Cowen and Company

Wells Fargo Securities	Oppenheimer & Co.

The date of this prospectus is                     , 2015

The SHORTEST Step to PUMPING IS A SNAP

READY SNAP GO

ASANTE SNAP

We and the underwriters have not authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or the underwriters or to which we or the underwriters have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before deciding whether to purchase shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making an investment decision. Unless expressly indicated or the context requires otherwise, the terms “Asante,” “company,” “we,” “us,” and “our” in this prospectus refer to Asante Solutions, Inc., a Delaware corporation, and, where appropriate, its wholly-owned subsidiaries.

Overview

We are a medical device company with the mission of improving and simplifying the management of diabetes for patients and healthcare practitioners. Our first commercial product, the Asante Snap™ Insulin Pump System, or the Snap system, is the first and only pump featuring a modular design with pre-filled insulin cartridges and disposable pump bodies, intended to be used for up to a week, which are utilized in combination with a slim, lightweight controller intended to be used for four years. The modular design is enabled by several technological innovations including an innovative pump drive mechanism. Traditional insulin pumps require users to fill the pump’s reservoir multiple times per week from a vial of insulin with a syringe-type system, which is time consuming and cumbersome. The Snap system’s cartridges are pre-filled with 300 units of insulin and slide directly into the disposable pump body. The Snap system’s modular design enables a novel, consumer-oriented business model with free trials, $99 upgrades and lower upfront costs. The Snap system’s use of pre-filled insulin cartridges and its novel interface enable a pump that is simple to learn, set-up and use. As a result, based on independent market research, our own research and analysis and our limited commercial experience to date, we believe that the Snap system is an attractive choice as a first pump for individuals initiating insulin pump therapy, as well as for existing pumpers seeking greater ease of use. In January 2013, we received regulatory clearance, which we refer to as 510(k) clearance, from the U.S. Food and Drug Administration, or the FDA, to market the Snap system. Currently, the Snap system is only approved for use by adults over the age of 21 and has 510(k) clearance for use only with Humalog insulin cartridges which represent approximately 50% of the pre-filled insulin cartridge market. We initiated a limited launch in the second quarter of 2013 and intend to use the proceeds of this offering to accelerate commercialization of the Snap system in the United States.

We developed the Snap system to be a full-featured pump that is easy to use and that addresses several barriers to adoption for patients who have resisted insulin pump therapy in favor of multiple daily injections using a syringe or insulin pen. These barriers include complexity of pump set up, complexity of ongoing pump use, high out-of-pocket cost of pump acquisition, inability to try the pump before purchasing and the need to make a four-year commitment to therapy consistent with payor reimbursement cycles. Our solution addresses these concerns both through product features of the Snap system and a novel, consumer-oriented business model enabled by the Snap system’s modular design, including:

•

Pre-filled insulin cartridges, auto-priming and intuitive user interface increases ease of use. A key feature of the Snap system is the pre-filled insulin cartridge, which saves pump set-up steps and allows users to simply change insulin cartridges approximately once a week instead of having to use a vial and syringe to fill the pump reservoir two to three times per week as is necessary with insulin pumps currently available, which we refer to as traditional pumps. We believe that this saves as many as 120 steps and as much as 25 minutes per week, as well as reduces the potential for troublesome air bubbles. The Snap system also incorporates a technology that allows for auto-priming, whereby, without user intervention, the infusion tubing is automatically and rapidly filled with insulin every time a new cartridge is inserted. In addition, the disposable pump body, which contains a fresh battery, is replaced every week, eliminating the need to change or charge a battery. Our marketing literature and advertising campaigns highlight the short set-up time with a tagline of “Less prep time. More life time.” The Snap system is also slim and lightweight, weighing 25% less than the leading traditional pump, and has an intuitive user interface.

•	Modular design enables novel business model with free trials, $99 upgrades and lower upfront costs. Instead of pump candidates generally needing to make a purchase commitment by simply looking at demo pumps in the healthcare provider’s office, patients can actually wear the Snap system and pump insulin for up to 28 days at no cost to them or their payor. In our limited commercial experience, over a twelve month period, 207 out of our 350 trial users, or approximately 59%, purchased the Snap system after the free trial period. Additionally, we offer patients the ability to upgrade their controller—the electronic pump component designed to be used for four years—any time there is a significant Asante product release for $99 per upgrade. We believe that this will differentiate us in a marketplace where major innovations can occur and should occur more rapidly than the standard four-year reimbursement cycle. Finally, the upfront cost for the Snap system is expected to be approximately $1,000 when sold directly, in comparison to traditional pumps, which have upfront costs typically ranging from $4,000 to $6,000. We believe that the significantly lower upfront cost relative to traditional pumps is attractive to patients who often have out-of-pocket insurance co-pays of approximately 20% of the costs.

Following receipt of FDA 510(k) clearance, we conducted three market research studies to test our go-to-market hypotheses in 2013 prior to our domestic product launch and a fourth market research study in 2014. One of the studies was a comparative study designed to understand the interaction between devices and the people who use them, or a comparative human factors study, which was initiated in 2013 and expanded in 2014 by Human Factors MD, an independent third-party market research firm. This study compared the Snap system to the market-leading (Medtronic) pump using 58 subjects that were managing their diabetes with multiple daily injections. Participants used both the Snap system and the market-leading pump over a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user. Study subjects found using the Snap system to be faster and easier to learn than the market-leading pump. When given a choice, 97% of the participants preferred the Snap system to the leading competitor. The same study demonstrated that exposure to the Snap system nearly doubled patient preference for pump therapy over multiple daily injections. Our other two pre-launch market research studies, one of which was conducted in the United States and one of which was conducted in the United Kingdom, compared the Snap system to traditional insulin pumps using subjects that were already managing their diabetes through insulin pump therapy using a traditional pump system. The U.K. study enrolled 19 participants and found that 35% of the participants preferred the Snap system to their current pump after wearing the Snap system for four weeks. The U.S. study enrolled 34 participants, 29 of whom were also diabetes educators, and found that 45% of the subjects said they were more likely to choose the Snap system as their next insulin pump after wearing the Snap System for four weeks. Further, the diabetes educator participants said that the Snap system would be a good choice for 57% of their patients.

In late 2014, Human Factors MD conducted an additional study to compare the Snap system to the Tandem t:slim pump with a touchscreen using 30 subjects that were managing their diabetes with multiple daily injections. Participants used both the Snap system and the Tandem t:slim pump over approximately a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user. Study subjects found the Snap system to be faster and easier to use. Further, participants rated both pumps on the System Usability Scale, or SUS, a validated scale that has become a standard in system usability. Based on the SUS, participants rated the Snap system as more usable than the Tandem t:slim pump. Overall, 60% of the participants preferred the Snap system over the Tandem t:slim pump (although preference for the Snap system was not statistically significant, which means that this result could have occurred by chance rather than based on actual participant preference).

Our limited launch in the second quarter of 2013 was designed to provide us with early real-world commercial experience while we worked to significantly reduce our cost of goods and expand our addressable market. Our direct cost per disposable pump body was reduced by 70% from 2012 to May 2014 and by an additional 70% from May 2014 to July 2014 through process optimization and manufacturing transfer to an off-shore contractor. The first commercial-ready disposable pump bodies from our China-based contract manufacturer were ready in volume in July 2014. In parallel, we have been working to expand our addressable market opportunity through the filing of separate 510(k) applications with the FDA for use of the Snap system with pediatrics (ages 10 through 21), which we submitted and the FDA accepted for review in the first quarter of 2015, and for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge which we plan to submit to the FDA in 2015; as currently, the Snap system has 510(k) clearance for use only with Humalog cartridges. The pediatric population represents a significant portion of the installed base of pumpers and a significant future opportunity for us. Even after we receive FDA clearance for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge, we will not be able to launch the sale of the Snap system for use with Novolog until we receive new infusion sets that are designed to work with Novolog pre-filled insulin cartridges from our manufacturer, Unomedical A/S. Novolog, produced by Novo Nordisk, an affiliate of one of our greater than 5% stockholders, and Humalog, produced by Eli Lilly, each have approximately half of the rapid-acting pre-filled insulin cartridge market. Both Humalog and Novolog are similar types of rapid-acting insulin that are often prescribed interchangeably, though physician preference, perceived differences in efficacy and brand loyalty may lead patients to opt to use only one of these insulin therapies. Additionally, physicians and diabetes educators may be reluctant to recommend the Snap system to patients until we receive FDA approval for use with Novolog pre-filled insulin cartridges due to the perceived additional administrative burden for physicians and diabetes educators of needing to determine which patients are Humalog users before recommending the Snap system.

We have initiated our launch of MySnap™, which provides aesthetic enhancements to the current Snap system, with a color screen and options for user customization of the color and aesthetic features of the pump controller. Our product development strategy also includes designing additional features including wireless communication capabilities, integrating with continuous glucose monitoring systems and blood glucose monitoring systems, creating partnerships with open source data companies to allow end-user and professional application development and additional aesthetic enhancements. In furtherance of these strategies, in August 2014, we entered into a memorandum of understanding related to the development and commercialization of a smartphone application with Dexcom, a manufacturer of continuous glucose monitoring systems. Under the terms of this arrangement, we will integrate data from the Snap system with Dexcom’s G5 sensor data into Dexcom’s smartphone application to allow users to simultaneously access continuous glucose monitoring and pump data as they manage their glucose levels.

The Market Opportunity

Diabetes is a chronic, life-threatening disease that is characterized by the body’s inability to properly metabolize glucose. Management of glucose is regulated by insulin. Insulin is a hormone that allows cells in the body to absorb glucose from blood and convert it into energy. Diabetes occurs when the pancreas does not produce enough insulin or the body cannot effectively use the insulin it produces. As a result, a person with diabetes cannot utilize glucose properly and it continues to accumulate in the blood. If not closely monitored and properly treated, diabetes can lead to serious medical complications, including damage to various tissues and organs, seizures, coma and death.

Diabetes impacts an estimated 347 million people worldwide and approximately 30 million people in the United States. In 2014, approximately 6.5 million people in the United States require daily administration of insulin, which includes approximately 1.7 million people with Type 1 diabetes and approximately 4.8 million people with Type 2 diabetes. Throughout this prospectus, we refer to the combination of people with Type 1 diabetes and people with Type 2 diabetes who are insulin dependent as “people with insulin-dependent diabetes.”

The two primary therapies practiced by people with insulin-dependent diabetes are insulin injections and insulin pumps, each of which is designed to supplement or replace the insulin-producing function of the pancreas. Multiple daily injection therapy, or MDI therapy, involves the use of syringes or insulin pens to inject insulin into the person’s body up to six times per day. Insulin pumps are used to perform what is often referred to as continuous subcutaneous insulin infusion, or insulin pump therapy, and typically use a programmable device and an infusion set to administer insulin into the person’s body.

The U.S. insulin pump market is expected to be approximately $1.4 billion in 2014. Close Concerns estimates that the compound annual growth rate will be 8.6% over the next four years, growing the market to $1.9 billion in 2018. According to the American Association of Diabetes Educators, insulin pump therapy is considered the “gold standard” of care for people with insulin-dependent diabetes. Notwithstanding the potential advantages of insulin pump therapy, we believe that only 28% of the U.S. Type 1 diabetes population (or approximately 470,000 people) use an insulin pump. Approximately 2% of the U.S. Type 2 diabetes population on insulin (or approximately 100,000 people) use an insulin pump.

We believe that the adoption of insulin pump therapy has been limited by the perceived shortcomings of the insulin pumps that are currently available, which we refer to as traditional pumps, and the barriers created by the business models of insulin pump companies. These product shortcomings and barriers to pump adoption include:

•	Time-consuming and difficult pump set-up, as users need to fill the pump’s reservoir and change out the insulin multiple times per week;

•	Difficult to learn, teach and use;

•	Limited or no opportunity to try before purchasing;

•	Limited product upgrade opportunities. Most insurance companies will only pay for a new insulin pump once every four years, which generally means most patients use the same pump, features and technology for that entire time period, despite advancements that may be made; and

•	High upfront cost of pump acquisition which is split between the patient and the payor.

By addressing these issues, there is a meaningful opportunity to not only motivate eligible MDI patients to adopt pump therapy, but also to address the concerns and unmet needs of traditional insulin pump users.

Our Solution

Our Snap system is a full-featured pump that we believe is an attractive choice as an initial pump for individuals starting insulin pump therapy, as well as for existing pumpers seeking greater ease of use. The Snap system is the first and only modular pump that uses a pre-filled insulin cartridge. We are employing a novel, consumer-oriented business model, enabled by the Snap system’s modular design that deviates from traditional insulin pump company business practices. We believe that the key elements of our business model and differentiated product features of the Snap system include:

Consumer-Oriented Business Model

•

Free trial. We believe that we are the only pump manufacturer that offers patients a free trial program as an integral part of its strategy. Instead of simply viewing various demo pumps in the healthcare provider’s office, patients can use the Snap system to pump insulin for up to 28 days at no cost to them or to payors. We believe that this will reduce some of the barriers to starting on a pump, since traditional pumps cost approximately $1,000 out-of-pocket to the patient just to get started, and many patients do not know if they will actually prefer pumping over MDI therapy. Our ability to offer the free trial program is directly related to the Snap system’s modular design as the disposable pump bodies are simply discarded and we are able to cost-effectively reuse the returned trial controllers by performing a simple test on the electronics. Other manufacturers may offer 30-day return policies, but they still require a high upfront payment and the patient may be delayed or have difficulty getting reimbursed for the out-of-pocket cost of returning a pump due to often complex, protracted interactions with pump companies, payors and/or distributors. In contrast, patients taking advantage of our free trial period do not incur any out-of-pocket costs to begin using the Snap system and do not have to involve pump companies, third-party payors or distributors in an attempt to be reimbursed for out-of-pocket costs should they decide during the free trial period that they do not want to continue using the Snap system.

•	$99 upgrade program. The modular design of the Snap system allows us to offer a program through which patients can upgrade their controller for only $99 any time there is a significant Asante product release. We believe this will differentiate us in a marketplace where major innovations can and should occur more quickly than the standard four-year reimbursement cycle. We believe this difficult-to-replicate upgrade program will increase the Snap system’s attractiveness and increase patient loyalty. It will also mitigate patient and provider concerns that they will have to function without a major competitive or technological innovation for multiple years as they know that during our future upgrade cycles they will be able to obtain our latest technology for only $99.

•	Lower cost to start pumping. The upfront cost for the Snap system is expected to be approximately $1,000 when sold directly in comparison to traditional tubed pumps, which have upfront costs typically ranging from $4,000 to $6,000. We believe the significantly lower cost relative to traditional tubed pumps will be attractive to patients who often pay approximately 20% of the costs out-of-pocket. We believe that patients will view paying approximately $200 for the Snap system to be less of a barrier than paying approximately $1,000 for a traditional tubed pump, whether for MDI patients evaluating switching to pump therapy or existing pump users contemplating switching pumps.

Differentiated Patient Experience

•	Easy set-up with pre-filled insulin cartridge and auto-priming. The Snap system uses cartridges pre-filled with 300 units of insulin, thus eliminating the need to transfer insulin from a vial into a pump reservoir. Users simply insert the pre-filled cartridge into the pump body, and when the tubing connector is attached to the pump body, the infusion-set tubing is automatically primed.

•	Less frequent set-up. Most traditional pumps recommend changing insulin, reservoir and tubing every two to three days. Each time, the user needs to repeat the process of filling the reservoir with insulin from a vial and priming the pump, a combined process which may take up to 26 minutes per week. With the Snap system, the user changes the insulin and tubing approximately once a week and switches the infusion site two to three times per week.

•	Easy to learn and teach with intuitive user interface. In a comparative study conducted by an independent third-party market research firm, the Snap system was considered easier to use than the market-leading pump on delivering a bolus, using the bolus calculator, managing basal rates, changing insulin and other tasks. The user interface is designed to provide an on screen label describing the function of each of the control buttons, never forcing the user to remember or guess at their function.

•	Slim and lightweight. The Snap system is slim and 25% lighter than the market-leading pump. Weighing approximately three ounces, the Snap system is the lightest tubed insulin pump available on the market.

•	Integrated battery. Traditional pumps require the user to monitor battery levels and either replace or recharge the battery on a frequent basis. The Snap system’s innovative modular design means that the battery is housed within the disposable pump body and that each new disposable pump body contains a new battery. End users never need to change or charge a battery with the Snap system, nor purchase one separately.

•	Novel safety features. The Snap system has additional safety features such as a drop-detector alarm, a wet-pump alarm and advanced optical-occlusion detection not found on other commercial pumps.

•	Customizable design. Our new MySnap pump allows users to go to the Asante Snap website, www.snappump.com, and choose their personalized color combination for the controller which is then manufactured to order.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have incurred significant operating losses in the past, and we may not be able to achieve or maintain profitability and if we are unable to raise additional funds or improve operating results, we may not be able to continue as a going concern;

•	Currently, we derive our revenue from sales of the Snap system, and any factors that negatively affect the sales of this product may harm our business, financial condition and results of operations;

•	The failure of the Snap system to achieve and maintain market acceptance could result in sales being below our expectations, which would harm our business, financial condition and results of operations;

•	The medical device industry is very competitive, and if we fail to successfully compete, our business and results of operations could be harmed;

•	If we or our potential customers fail to secure or retain adequate insurance coverage or are unable to receive reimbursement for the Snap system by third-party payors, our business, financial condition and results of operations could be harmed;

•	Our ability to sell our products is highly dependent on our ability to expand and maintain quality sales, marketing and clinical infrastructure;

•	Our sales and marketing efforts are substantially affected by the actions of independent distributors who are free to market products that compete with the Snap system and to alter the sales price of the Snap system. If we are unable to maintain or expand our network of independent distributors, our sales may be impacted;

•	If important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with insulin-dependent diabetes are seeking in an insulin pump, our business and results of operations may be harmed;

•	While the total available market to address insulin-dependent diabetes is large, our products are currently available for use only in a small portion of the overall market. If we are unable to obtain necessary approvals and deploy our products for use broadly to address the total available insulin-dependent market, our business, results of operations and future growth rates may be harmed;

•	We have a material weakness in our internal control over financial reporting. If this material weakness persists or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired; and

•	The safety and efficacy of our products is not supported by long-term clinical data, which could limit sales, and our products could cause unforeseen negative effects.

Concurrent Private Placement

Certain existing stockholders have agreed to purchase $17.1 million of our common stock in a private placement that will close concurrently with this offering at a price per share equal to the public offering price. The underwriters will serve as placement agents for the concurrent private placement and receive the same discount on shares purchased by the private placement participants as they will on shares sold to the public in this offering.

Corporate Information

Our principal executive offices are located at 352 East Java Drive, Sunnyvale, California 94089 and our telephone number is (408) 716-5600. Our corporate website address is www.asantesolutions.com and our product website address is www.snappump.com. Information contained on, or that can be accessed through, our corporate and product websites is not incorporated by reference into this prospectus, and you should not consider information on our corporate or product websites to be part of this prospectus. We were incorporated in 2006 as a Delaware corporation under the name M2 Group Holdings, Inc. and changed our name to Asante Solutions, Inc. in April 2010.

The Asante Solutions design logo, “Asante Solutions” and our other registered and common law trade names, trademarks and service marks are the property of Asante Solutions, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, for an extended period of time;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

See “Risk Factors—Risks Related to Our Common Stock and this Offering—We are an “emerging growth company” and we do not know whether the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	3,500,000 shares

Common stock sold by us in the concurrent private placement	Concurrently with this offering, certain of our existing stockholders will purchase from us in a private placement an aggregate of $17.1 million of common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, this would be equal to 1,221,428 shares of common stock. A $1.00 increase in the assumed initial public offering price of $14.00 per share would decrease the aggregate number of shares that will be issued in the concurrent private placement by 81,428 shares. A $1.00 decrease in the assumed public offering price of $14.00 per share would increase the aggregate number of shares that will be issued in the concurrent private placement by 93,956 shares. We will receive the net proceeds after payment of placement agent fees and commissions with respect to the shares that are sold in the concurrent private placement. The sale of these shares to certain existing stockholders will not be registered in this offering and will be subject to a lock-up of at least 180 days. We refer to the private placement of these shares of common stock as the “concurrent private placement.”

Common stock to be outstanding after this offering and the concurrent private placement	11,949,813 shares

Option to purchase additional shares	We have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to an additional 525,000 shares of common stock. See “Underwriting” for more information.

Use of Proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering and the concurrent private placement will be approximately $59.0 million (or approximately $65.8 million if the option to purchase additional shares is exercised in full), assuming an initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses payable by us and placement agent discounts and commissions.

We intend to use a majority of the net proceeds we receive from this offering and the concurrent private placement to accelerate commercialization of the Snap system, including by adding to our salesforce, filing future 510(k) applications with the FDA and initiating product launches. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds” for additional information.

Risk Factors	You should read the “Risk Factors” section of this prospectus and other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Concentration of Ownership	Upon completion of this offering and the concurrent private placement, our executive officers, directors and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately 74.9% of the outstanding shares of our common stock.

Proposed NASDAQ Global Market trading symbol

PUMP

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 7,228,385 shares outstanding as of September 30, 2014, which includes:

•	6,347,619 shares outstanding as of September 30, 2014 (including the automatic conversion of 5,884,452 outstanding shares of convertible preferred stock into common stock); and

•	880,766 shares of common stock, on an as-converted basis, issuable upon the cash exercise of warrants to purchase 880,766 shares of Series A-3 convertible preferred stock outstanding as of September 30, 2014, each with an exercise price of $0.13 per share, which would terminate upon this offering in accordance with their terms, if not exercised prior to the offering.

The number of shares of our common stock to be outstanding after the completion of this offering and the concurrent private placement excludes:

•	783,176 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2014, with a weighted-average exercise price of $3.54;

•	738,819 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014, with an exercise price of $4.81 per share;

•	5,647 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014 and to be effective on the date of the completion of this offering at an exercise price per share equal to the initial public offering price;

•	7,838 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-1 convertible preferred stock outstanding as of September 30, 2014, with a weighted-average exercise price of $63.74 per share, 3,560 of which expired after September 30, 2014 and 4,278 of which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	46,152 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-3 convertible preferred stock issued after September 30, 2014 with an exercise price of $13.00 per share, which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	1,463,377 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph and includes the 5,647 shares referenced in the third bullet point of this paragraph) which contains provisions that automatically increase its share reserve each year and includes 530,753 shares of common stock that were reserved under our 2007 Stock Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph); and

•	186,525 shares of our common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year.

Unless otherwise indicated, other than in our consolidated financial statements, all information in this prospectus assumes:

•	A one-for-thirteen reverse split of our common stock and convertible preferred stock that was effected on January 21, 2015;

•	The filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which is expected to occur immediately prior to the completion of this offering;

•	The automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 5,884,452 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering; and

•	No exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the nine months ended September 30, 2013 and 2014 and our consolidated balance sheet data as of September 30, 2014 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the full year or any other period. The following summary financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$—	$292	$135	$964
Cost of revenue(1)	—	8,280	5,874	7,031

Gross loss	—	(7,988)	(5,739)	(6,067)

Operating expenses:
Research and development(1)	4,147	3,762	2,868	3,429
Selling, general and administrative(1)	6,597	10,228	6,971	13,581

Total operating expenses	10,744	13,990	9,839	17,010

Loss from operations	(10,744)	(21,978)	(15,578)	(23,077)
Interest expense	(1,656)	(806)	(429)	(351)
Other income, net	1	510	426	6

Net loss	(12,399)	(22,274)	(15,581)	(23,422)
Extinguishment of convertible preferred stock	—	—	—	73,430
Undistributed earnings allocated to preferred stockholders	—	—	—	(45,576)

Net income (loss) attributable to common stockholders(2)	$(12,399)	$(22,274)	$(15,581)	$4,432

Net income (loss) per share attributable to common stockholders:(2)
Basic	$(547.50)	$(982.69)	$(687.02)	$9.85

Diluted	$(547.50)	$(982.69)	$(687.02)	$8.29

Shares used to compute net income (loss) per share attributable to common stockholder:(2)
Basic	22,647	22,666	22,679	450,103

Diluted	22,647	22,666	22,679	534,778

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(5.24)		$(4.77)

Shares used to compute pro forma net loss per common share, basic and diluted (unaudited)(2)		4,348,517		4,906,889

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(In thousands)
Cost of revenue	$—	$18	$11	$44
Research and development	32	28	19	64
Selling, general and administrative	112	105	75	257

Total stock-based compensation expense	$144	$151	$105	$365

(2)	See Note 12 and Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, pro forma net loss per common share, and the weighted-average number of shares used in the computation of the per share amounts.

Our consolidated balance sheet data as of September 30, 2014 is presented on:

•	An actual basis;

•	A pro forma basis, giving effect to (i) the automatic conversion of the outstanding shares of our convertible preferred stock as of September 30, 2014 into 5,884,452 shares of our common stock, (ii) the issuance of an aggregate of 880,766 shares of our common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants outstanding as of September 30, 2014 at an exercise price of $0.13 per share (which warrants will automatically be net exercised immediately prior to this offering if not previously exercised), (iii) the reclassification of the convertible preferred stock warrant liability to stockholders’ equity and (iv) the effectiveness of our amended and restated certificate of incorporation, as if such conversion and effectiveness had occurred on September 30, 2014; and

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance of 3,500,000 shares of our common stock by us in this offering, based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the sale and issuance of 1,221,428 shares of our common stock by us in the concurrent private placement, based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus after deducting placement agent discounts and commissions and (iv) the elimination of the derivative liability related to investor participation rights from our Series A-3 convertible preferred stock financing.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering that will be determined at pricing.

	As of September 30, 2014(2)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data(2):
Cash and cash equivalents	$20,191	$20,306	$79,279
Working capital	19,324	19,439	79,168
Total assets	25,422	25,537	84,510
Convertible preferred stock warrant liability	8,931	—	—
Derivative liability	756	756	—
Convertible preferred stock	45,701	—	—
Total stockholders’ (deficit) equity	(33,261)	21,486	81,215

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $3.3 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and placement agent discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $13.0 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and placement agent discounts and commissions payable by us.
(2)	This consolidated balance sheet data excludes the effects of the credit agreement we entered into with Square 1 Bank under which we borrowed $12.5 million subsequent to September 30, 2014.

RECENT DEVELOPMENTS

Our estimated financial results for the three months ended December 31, 2014 presented below are preliminary and are subject to the completion of our quarter-end closing procedures and financial review. The preliminary financial data has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. These estimates are not a comprehensive statement of our financial results for this period and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles. Our actual results may differ from these estimates as a result of the completion of our quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for this period are finalized, and such changes could be material.

While complete financial information as of and for such period is not available, based on the information and data currently available, our management preliminarily estimates that for the three months ended December 31, 2014, our revenue will be between $0.5 million and $0.6 million, compared to revenue for the three months ended December 31, 2013 of $0.2 million. The increase in revenue for the three months ended December 31, 2014 is primarily the result of an increase in the number of Snap system patients and resulting sales of Snap system disposable components.

Management preliminarily estimates that for the three months ended December 31, 2014, our gross loss will be between $1.7 million and $2.0 million, compared to $2.2 million for the three months ended December 31, 2013. The decrease in gross loss for the three months ended December 31, 2014 is primarily the result of lower per unit costs due to increased production volumes and the transfer of our disposable pump body manufacturing to a lower-cost third party. Results for both periods include adjustments to inventory to reflect the value at the lower of cost or market and excess manufacturing overhead costs.

In addition, management preliminarily estimates that for the three months ended December 31, 2014, our loss from operations will be between $11.4 million and $11.8 million, compared to $6.4 million for the three months ended December 31, 2013. This includes non-cash stock-based compensation expense of between $1.5 million and $1.7 million for the three months ended December 31, 2014 and $46,000 for the three months ended December 31, 2013. The increase in loss from operations for the three months ended December 31, 2014 is primarily the result of an increase in headcount to support our Snap system development and commercialization activities, the increase in non-cash stock-based compensation expense (due primarily to options granted during the three months ended December 31, 2014) and increased administrative expenses related to the growth in our operations and preparations for becoming a public company.

We had approximately $22.2 million in cash and cash equivalents at December 31, 2014.

These estimated ranges and numbers are preliminary and may change. In addition, these preliminary results of operations for the three months ended December 31, 2014 are not necessarily indicative of the results to be achieved in any future period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information in this prospectus, before deciding whether to purchase shares of our common stock. If any of the following risks materialize, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment. For additional information, see “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Industry

We have incurred significant operating losses in the past, and we may not be able to achieve or maintain profitability and if we are unable to raise additional funds or improve operating results, we may not be able to continue as a going concern.

Since our incorporation in Delaware in November 2006, we have incurred significant net losses and we had an accumulated deficit of $51.4 million as of September 30, 2014, after giving effect to a $73.4 million gain on extinguishment of our convertible preferred stock related to our February 2014 recapitalization that reduced our accumulated deficit by such amount. Our operations have been primarily financed through sales of our preferred stock, issuances of debt and limited sales of our products. We have incurred significant operating expenses in connection with the development and expansion of our business. Substantially all of our financial resources have been used to fund research and development, preparation for commercial launch of our Snap insulin pump system, or the Snap system, including growing our marketing and salesforce, and assembling a management team.

In the second quarter of 2013, we began to commercially sell the Snap system on a limited basis. We operate at a substantial net loss and expect that we will continue to do so for at least the next several years. You should not rely on the revenue growth during any prior quarterly or annual period as an indication of our future performance.

We expect our costs and expenses to increase significantly in future periods as we continue to expend substantial financial resources on, among other things:

•	Growing our sales and marketing infrastructure;

•	Funding ongoing research and development activities;

•	Increasing our manufacturing capabilities;

•	Obtaining regulatory clearance or approval to commercialize our products currently under development and to expand the scope of approval for our existing products; and

•	General administration, including personnel costs and legal and accounting expenses related to being a public company.

Any future operating losses and the estimated timing of profitability are highly uncertain, especially given that we only recently began to commercialize the Snap system and have done so thus far on a limited basis. Currently our manufacturing costs, including overhead, exceed the revenue we generate from sales of our Snap system. If we are unable to maintain adequate revenue growth or to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability. Any additional operating losses will have an adverse effect on our stockholders’ equity and we may not ever be able to achieve or sustain profitability, earn sufficient revenues and cash flows to continue our operations or continue as a going concern.

Currently, we derive our revenue from sales of the Snap system, and any factors that negatively affect the sales of this product may harm our business, financial condition and results of operations.

The Snap system is our revenue-generating commercial product. We expect to continue to derive our revenue from the sale of the Snap system and pump-related supplies. Currently, our Snap system is exclusively sold by several independent distributors and we are dependent upon these independent distributors for revenue. Therefore, our ability and our independent distributor’s ability to market and sell the Snap system will be the primary factor in our ability to generate revenue for the foreseeable future.

Sales of the Snap system may be negatively impacted by many factors, including:

•	The failure of our independent distributors to sell our product and place orders promptly with us;

•	Our failure to enter into contracts with third-party payors on a timely basis and on acceptable terms;

•	Changes in reimbursement policies or rates for diabetes pump products and technologies, including the Snap system, by third-party payors;

•	Our ability to timely procure third-party manufactured pre-filled insulin cartridges or infusion sets;

•	Actual or perceived problems with the third-party manufactured pre-filled insulin cartridges or infusion sets necessary for use in the Snap system;

•	Negative publicity regarding diabetes pumps in general;

•	Failure of physicians or diabetes educators to recommend the Snap system;

•	Problems associated with expanding our manufacturing capabilities, or issues arising from the destruction, loss or temporary shutdown of our or our third-party manufacturing facilities;

•	Quality, capacity or cost challenges arising from our manufacture of the Snap system or arising from components supplied to us for use in the Snap system;

•	Patent or intellectual property infringement or misappropriation claims; and

•	Adverse regulatory or legal actions or claims relating to the Snap system or similar products or technologies.

Any factors that negatively impact sales of our product, or result in sales of this product increasing at a lower rate than expected, would harm our business, financial condition and results of operations.

The failure of the Snap system to achieve and maintain market acceptance could result in sales being below our expectations, which would harm our business, financial condition and results of operations.

Our business depends on the Snap system reaching and maintaining market acceptance. We must demonstrate to people with insulin-dependent diabetes, as well as their caregivers and healthcare providers, that the Snap system is a suitable alternative to competitive products. To do this, we must distinguish our product from traditional insulin pump products and MDI therapy as well as alternative insulin treatment methodologies. We must educate people with diabetes, their caregivers and healthcare providers, as to the distinct features, ease-of-use, positive lifestyle impact and other perceived benefits of the Snap system as compared to competitive products. If we are not successful in convincing existing and potential customers, as well as physicians and other healthcare providers, of the benefits of the Snap system and if we are not able to achieve the support of caregivers and healthcare providers for the Snap system, our sales may decline or we may fail to increase our sales in line with our expectations.

Our ability to achieve and maintain market acceptance of the Snap system could be prohibitively difficult and negatively impacted by several factors, including, among other things:

•	Lack of evidence supporting the safety, ease-of-use or other perceived benefits of the Snap system over competitive products or other currently available insulin treatment methodologies;

•	Perceived risks associated with the use of the Snap system or similar products or technologies generally;

•	Relative pricing of competitive products and therapies to payors and patients;

•	Relative insurance coverage of competitive products and therapies;

•	The introduction of new competitive products or therapies and a higher rate of acceptance of those products by consumers or healthcare practitioners as compared to the Snap system;

•	Actual or perceived difficulty for caregivers, healthcare providers or patients in using the pump or the related software; and

•	Results of clinical studies relating to the Snap system or similar competitive products.

If the Snap system is perceived as more complicated or less effective than traditional insulin therapies by people with insulin-dependent diabetes, their caregivers or healthcare providers, it is possible these potential patients will be unwilling to change their current treatment regimens. Moreover, healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend the Snap system until there is sufficient evidence to convince them to alter their treatment recommendations, such as receiving endorsements from prominent healthcare providers or other key opinion leaders in the diabetes treatment community that our products are effective in providing insulin therapy.

If the Snap system does not achieve and maintain widespread market acceptance, we may fail to achieve sales at or above our expectations. If our sales do not meet our expectations, we may fail to meet our strategic objectives, and our business, financial condition and results of operations could be harmed.

The medical device industry is very competitive, and if we fail to successfully compete, our business and results of operations could be harmed.

The market for medical devices is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or technologies, as well as changes in the actions of current industry participants. The Snap system competes directly with several traditional insulin pumps as well as other treatment methods for diabetes. Many of our competitors are major medical device companies that are either publicly traded companies or divisions or subsidiaries of publicly traded companies. Medtronic MiniMed, a division of Medtronic, Inc., has been the market leader for many years and has the majority share of the traditional insulin pump market in the United States. Other existing significant insulin pump suppliers in the United States include Insulet Corporation, Tandem Diabetes Care, Animas Corporation, a division of Johnson & Johnson and Roche Diagnostics, a division of F. Hoffman-La Roche Ltd.

These competitors also enjoy several competitive advantages over us, including:

•	Larger sales and marketing and product development teams;

•	Greater financial resources;

•	Developed relationships and contracts with healthcare providers, distributors and third-party payors;

•	Established reputation and name recognition among healthcare providers and other important opinion leaders in the diabetes industry;

•	Established base of long-time customers;

•	Products supported by long-term clinical data;

•	Larger and more established distribution networks;

•	Greater ability to cross-sell products or provide incentives to healthcare providers to use their products; and

•	More experience with performing research and development, conducting clinical trials, manufacturing and obtaining regulatory approval or clearance.

Furthermore, some of our competitors manufacture and market products with features that we do not currently offer. For instance, Medtronic offers a traditional insulin pump that is integrated with a continuous glucose monitoring, or CGM, system with a recently approved threshold suspend feature. Additionally, Insulet markets an insulin pump with a tubeless delivery system that does not utilize an infusion set.

For these and other reasons, we may not be able to compete effectively for a share of the market. As a result, we may fail to meet our business objectives or forecasted budget, and our business, results of operations and financial condition could be harmed.

If we or our potential customers fail to secure or retain adequate insurance coverage or are unable to receive reimbursement for the Snap system by third-party payors, our business, financial condition and results of operations could be harmed.

We have derived our revenue from sales of the Snap system in the United States, and we expect this trend to continue for the next several years. Typically, third-party payors pay for a substantial portion of the purchase price of the Snap system and its disposable components. These third-party payors include private insurance companies, preferred provider organizations and other managed care providers. Future sales of the Snap system will be diminished unless our customers can rely on third-party payors to pay for all or a large portion of the cost to purchase the Snap system. We are also dependent on insulin cartridge suppliers maintaining adequate payor coverage.

Many third-party payors follow coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the U.S. Medicare program, in setting their coverage and reimbursement policies. Medicare has recently begun to review its reimbursement practices for certain diabetes-related products, which has resulted in a significant reduction in the reimbursement rate for some of those products. As a result, there is uncertainty as to the future Medicare reimbursement rate for our products. In addition, those third-party payors that do not follow the CMS guidelines may adopt different coverage and reimbursement policies for our products, which could also diminish payments for the Snap system. It is possible that some third-party payors will not offer any coverage for our products.

Today, we are completely reliant on distributors to obtain and maintain payor contracts and relationships. We received a DME license in the state of California in the second quarter of 2014. We are in the process of seeking accreditation and additional DME licenses in the states where we seek to distribute the Snap system directly. We currently expect to receive all such licenses and accreditation in the first half of 2015. Once our DME licenses and accreditation have been obtained, we will then target critical payors for direct contracting. There is no guarantee that we will obtain the DME licenses required for additional states in which we plan to sell directly in the first half of 2015 or at all.

We expect to enter into direct contracts with third-party payors; however, we may not succeed in doing so or any such contracts may not enable us to sell our products on a profitable basis. Additionally, our current contracts with distributors or future direct contracts with payors can typically be modified or terminated by the third-party payor or distributor without cause and with little or no notice to us. We anticipate potential delays in attaining approvals from third-party payors to cover the cost of the Snap system because time must be spent complying with administrative procedures and meeting the requirements of third-party payors. Failure to secure or retain adequate insurance coverage or reimbursement for the Snap system by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could harm our business, results of operations and financial condition.

The U.S. healthcare industry is increasingly focused on cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with third-party payors. We may be unable to profitably sell the Snap system if third-party payors deny coverage, dramatically increase patient copayment requirements, reduce their current levels of payment or if our production costs increase faster than increases in reimbursement levels.

Our ability to sell our products is highly dependent on our ability to expand and maintain quality sales, marketing and clinical infrastructure.

We derive our revenue from the sale of the Snap system and pump-related supplies and we expect that this will continue for the next several years. As a result, the ability of our sales representatives and our third-party distributors to adequately promote, market and sell the Snap system and the ability of our diabetes educators to train new customers on the use of the Snap system is crucial to achieving our forecasted sales levels. Since we began our limited commercialization of the Snap system in 2013, we have only limited experience marketing and selling our products.

We have rapidly increased the number of sales, marketing and clinical personnel employed by us since the initial commercial launch of the Snap system. We expect to face significant challenges as we manage and grow our sales, marketing and clinical infrastructure. If any of our sales, marketing or clinical representatives were to leave us, our sales and growth prospects could be impacted. If a sales, marketing or clinical representative were to depart and be retained by one of our competitors, we may fail to prevent them from helping competitors solicit business from our existing customers, which could further harm our sales. In addition, if we are not able to recruit and retain a network of diabetes educators, we may not be able to successfully train new customers on the use of the Snap system, which could delay new sales and harm our reputation.

Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales, marketing and clinical representatives with significant industry-specific knowledge in various areas, such as diabetes treatment techniques and technologies. Newly-hired sales representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our salesforce in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales, marketing and clinical personnel will continue to place significant burdens on our management team.

If we are unable to expand our sales, marketing and clinical capabilities, we may not be able to effectively commercialize our existing or planned products, or enhance the strength of our brand, either of which could make it difficult to attain our sales goals.

Our sales and marketing efforts are substantially affected by the actions of independent distributors who are free to market products that compete with the Snap system and to alter the sales price of the Snap system. If we are unable to maintain or expand our network of independent distributors, our sales may be impacted.

Currently, all of our Snap system sales are made through independent distributors. While we expect that the percentage of our sales generated from independent distributors will decrease over time as we obtain the necessary licenses to sell through our direct salesforce and enter into contracts with third-party payors, we believe that a meaningful percentage of our sales will continue to be generated by independent distributors for the foreseeable future.

We have limited control over our independent distributors with respect to what other products they sell and with respect to the prices they charge for our products. None of our independent distributors has been required to sell our products exclusively and each of them may freely sell the products of our competitors. Additionally, our independent distributors have sold and may in the future sell our products at a higher price than our suggested sale price.

Some of our independent distributors account for a significant portion of our current sales volume. For the nine months ended September 30, 2014, our two largest independent distributors comprised approximately 69% of our sales. If any of our key independent distributors were to cease to distribute our products, our sales could be impacted. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors, which may not prevent our sales from being harmed. Additionally, to the extent that we enter into additional arrangements with independent distributors to perform sales, marketing or distribution services, the terms of the arrangements could cause our product margins to be lower than if we directly marketed and sold our products.

If important assumptions about the potential market for our products are inaccurate, or if we have failed to understand what people with insulin-dependent diabetes are seeking in an insulin pump, our business and results of operations may be harmed.

Our business strategy was developed based on a number of important assumptions about the diabetes industry in general, and the insulin-dependent diabetes market in particular, any one or more of which may prove to be inaccurate. For example, we believe that the benefits of insulin pump therapy as compared to other common insulin treatment alternatives will continue to drive growth in the market for insulin pump therapy. In addition, we believe the incidence of diabetes in the United States and worldwide is increasing. However, each of these trends is uncertain and limited sources exist to obtain reliable market data. The actual incidence of diabetes, and the actual demand for our products or competitive products, could differ materially from our projections if our assumptions are incorrect. In addition, our strategy of focusing exclusively on the insulin-dependent diabetes market may limit our ability to increase sales or achieve profitability.

Another key element of our business strategy is utilizing market research to understand what people with diabetes are seeking to improve about their diabetes therapy management. This strategy underlies our entire product design, marketing and customer support approach and is the basis on which we developed the Snap system. However, our market research is based on interviews, focus groups and online surveys involving people with insulin-dependent diabetes, their caregivers and healthcare providers, all of whom represent only a small percentage of the overall insulin-dependent diabetes market. As a result, the responses we received may not be reflective of the broader market and may not provide us accurate insight into the desires of people with insulin-dependent diabetes. In addition, understanding the meaning and significance of the responses received during our market research necessarily requires that analysis be conducted and conclusions be drawn. We may not be able to perform an analysis that yields meaningful results, or the conclusions we draw from the analysis could be misleading. Moreover, even if our market research has allowed us to better understand the features consumers are seeking in an insulin pump to improve management of their diabetes therapy, we may not be able to design or manufacture required features, consumers may not actually purchase our products or our competitors may develop products with similar features. In addition, we believe that lower upfront cost is desirable to insulin-dependent diabetes patients, even if overall cost during the life of the pump may be higher than certain of our competitors’ pumps.

While the total available market to address insulin-dependent diabetes is large, our products are currently available for use only by a small portion of the overall market. If we are unable to obtain necessary approvals and deploy our products for use broadly to address the total available insulin-dependent market, our business, results of operations and future growth rates may be harmed.

Currently, our Snap system is only approved for use by adults over the age of 21, cannot be sold with Novolog insulin cartridges, which represent approximately 50% of the pre-filled insulin cartridge market, and does not include an integrated continuous glucose monitoring capability. Additionally, our distributors have had limited experience in processing Medicare approvals for the Snap system and we do not yet have contracts with critical third-party payors. Until we have access to the total available market, any substantial shift in insulin market share, increase in demand for integrated CGM systems or decrease in demand for adult pumps will adversely affect our business. In order to better access the market for insulin-dependent diabetes, we plan to request FDA approval for the use of our product by all persons with insulin dependent diabetes over the age of 10, we plan to work with Novo Nordisk to make our pump compatible with their Novolog insulin cartridges, we plan to develop a pump that will work with Dexcom CGM technology, we plan to gain experience processing Medicare patients and we plan to negotiate contracts with important third-party payors. We may not be successful in completing the above items and therefore may not be able to address the total available market. If we are unsuccessful, our business, results of operations and future growth rates may be harmed.

We have a material weakness in our internal control over financial reporting. If this material weakness persists or if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2013 and the review of our interim period ended June 30, 2014, we identified a material weakness in our internal control over financial reporting related to our failure to adequately restrict access and segregate duties within our accounting system. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. More specifically, one individual has administrator access to our accounting system, which provides the one individual the ability to initiate, modify and record transactions and standing data in our financial system that impact key accounts and disclosures. Further, certain personnel were identified who have the ability to prepare and post journal entries without an independent review performed by someone without the ability to prepare and post journal entries. This material weakness did not result in any material misstatements to the consolidated financial statements. However, this material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

We have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	We hired a chief financial officer with the requisite knowledge and experience related to the accounting and reporting requirements applicable to public companies;

•	We are formalizing our accounting policies and internal control documentation and strengthening supervisory reviews by our management;

•	We are in the process of implementing controls and procedures to mitigate the risk of one person having administrative rights to the accounting system; and

•	We are in the process of adding additional accounting personnel, including a corporate controller hired in October 2014, and segregating duties amongst accounting personnel.

These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures. With the oversight of senior management and our audit committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2013 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or significant deficiencies. Material weaknesses and significant deficiencies may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, after the completion of this offering.

Our current controls and any new controls that we develop may also become inadequate because of changes in conditions in our business, including increased complexity resulting from international expansion. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Global Market.

In addition, as a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the listing standards of the NASDAQ. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and results of operations, and cause a decline in the market price of our common stock.

The safety and efficacy of our products is not supported by long-term clinical data, which could limit sales, and our products could cause unforeseen negative effects.

The Snap system has received pre-market clearance under Section 510(k) of the U.S. Federal Food, Drug and Cosmetic Act, or FDCA. This process is shorter and typically requires the submission of less supporting documentation than other FDA approval processes and does not always require long-term clinical studies. As a result, we currently lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and the benefits they offer that might have been generated in connection with other approval processes. For these and other reasons, people with insulin-dependent diabetes and healthcare providers may be slower to adopt or recommend our products, we may not have comparative data that our competitors have or are generating, third-party payors may not be willing to provide coverage or reimbursement for our products and we may be subject to greater regulatory and product liability risks. Further, future studies or clinical experience may indicate that treatment with our products is not superior to treatment with competitive products. Such results could slow the adoption of our products and significantly reduce our sales, which could prevent us from achieving our forecasted sales targets or achieving or sustaining profitability. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA clearance or approval, significant legal liability or harm to our business reputation.

Users of our Snap system must currently purchase pre-filled insulin cartridges directly from one third-party supplier and our business could be harmed if this supplier or future suppliers significantly raise the price of cartridges, sell faulty cartridges or do not produce an adequate supply of cartridges.

We do not manufacture or sell the pre-filled insulin cartridges that are used with our Snap system. Currently, our Snap system is approved only for use with pre-filled insulin cartridges manufactured and sold by Eli Lilly. In 2015, we plan to seek FDA clearance to use Novolog pre-filled insulin cartridges with our Snap system, however, the process and timing for obtaining such approval is not within our control. Even after we receive FDA clearance for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge, we will not be able to launch the sale of the Snap system for use with Novolog until we receive new Unomedical infusion sets. For our business strategy to be successful, third-party suppliers must be able to provide our users with cartridges in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of these third-party suppliers to deliver an increasingly large supply of cartridges in a manner that meets these various requirements.

Additionally, if our suppliers change the design of their cartridges, the cartridges may not be compatible with or may not conform with the regulatory approval we have obtained for our Snap system, which could force us to redesign our Snap system and to seek additional regulatory approvals. We may not receive sufficient advance notice of any change in cartridge design by one of our suppliers to prevent delays in our ability to provide our Snap system to patients.

We do not have direct sales or manufacturing agreements with the manufacturers of the cartridges and the manufacturers may encounter problems that limit their ability to manufacture cartridges for us, including financial difficulties or damage to their manufacturing equipment or facilities. If our users cannot obtain sufficient quantities of cartridges to meet demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We might not be able to cost-effectively manufacture high-quality products, which could reduce our gross margin and negatively affect our results of operations.

We must manufacture our products in sufficient quantities and on a timely basis so as to meet consumer demand, while adhering to product quality standards, managing manufacturing costs and complying with regulatory requirements. There are many risks associated with our manufacturing capabilities, including:

•	Quality or reliability defects in product components that we manufacture or source from third-party suppliers;

•	Our inability to secure product components in a timely manner, in sufficient quantities or on commercially reasonable terms;

•	Our failure to increase production of products to meet demand;

•	Our inability to modify production lines to enable us to efficiently produce future products or implement changes in current products in response to regulatory requirements;

•	Difficulty identifying and qualifying cost-effective and reliable alternative suppliers for components in a timely manner; and

•	Potential damage to or destruction of our manufacturing equipment or manufacturing facility.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our products increases, we will have to invest additional resources to purchase components, hire and train employees, and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, our sales may not increase in line with our forecasts and our operating margins could fluctuate or decline. In addition, although we expect some of our products in development to share product features and components with the Snap system, manufacturing of these products may require the modification of our production lines, the hiring of specialized employees, the identification of new suppliers for specific components or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable.

We rely on several third-party suppliers for certain components used in manufacturing our products, and our business could be harmed by the loss of any of these suppliers, or by their inability to provide us with an adequate quality and supply of materials on commercially reasonable terms.

We rely on third-party suppliers to supply components of the Snap system. For example, we rely on plastic injection molding companies to provide plastic molded components, electronic manufacturing suppliers to provide electronic circuit board assemblies and machine shops to provide machined components. In addition, we rely on one third-party for the supply of the disposable infusion set component of the Snap system. For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quality and quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components in a manner that meets these various requirements. Our dependence on manufacturers could also adversely affect our ability to react quickly and effectively to changes in the market for our products.

The ability of our manufacturers to timely deliver finished goods may be affected by events beyond their control, such as inability of shippers to timely deliver merchandise due to work stoppages or slowdowns, damage to their manufacturing equipment or facilities or significant weather and health conditions affecting manufacturers or shippers. Our ability to continue to select reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. Any adverse change in, among other things, any of the following could harm our business, results of operations and financial condition:

•	Our relationship with third-party manufacturers;

•	The financial condition of third-party manufacturers;

•	Our ability to import products from these third-party manufacturers; or

•	Third-party manufacturers’ ability to manufacture and deliver outsourced products on a timely basis.

We do not have long-term supply agreements with most of our suppliers and, in many cases, we make our purchases on a purchase order basis. Under most of our supply agreements, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of products. As a result, our ability to purchase adequate quantities of our products may be limited. If we fail to obtain sufficient quantities of high-quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for our products. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Moreover, due to the recent commercialization of our products and the limited amount of our sales to date, we do not have long-standing relationships with our manufacturers and may not be able to convince suppliers to continue to make components available to us unless there is demand for such components from their other customers. As a result, there is a risk that certain components could be discontinued and no longer available to us. We have in the past been, and we may in the future be, required to make significant “last time” purchases of component inventory that is being discontinued by the manufacturer to ensure supply continuity. If any one or more of our suppliers cease to provide us with sufficient quantities of components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply and we may not be able to retrieve tooling and molds possessed by the suppliers no longer providing us with components. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we cannot quickly engage additional or replacement suppliers for some of our critical components. Failure of any of our suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments, which could harm our reputation and our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA, or other regulatory agencies, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our products to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Any disruption of this nature or increased expenses could harm our commercialization efforts and our results of operations.

Our reliance on manufacturing facilities and suppliers in China and other foreign countries could make us vulnerable to supply interruptions related to the political, legal and cultural environment in such countries.

The disposable pump bodies used in our Snap system are currently manufactured by a third-party manufacturer in China. In the future, we may increase the number of third-party manufacturers we use outside the United States and we may have third-party manufacturers produce other products for us.

In addition to the risks related to reliance on third-party manufactures generally, reliance on international manufacturing is subject to significant, additional risks, including, among other things:

•	Labor unrest;

•	Social, political and economic instability;

•	Restrictions on transfer of funds;

•	Domestic and international customs and tariffs;

•	Unexpected changes in regulatory environments; and

•	Potentially adverse tax consequences.

Labor in China has historically been readily available at relatively low cost as compared to labor costs in North America. However, because China is experiencing rapid social, political and economic changes, labor costs have risen in some regions and labor may not continue to be available to us in China at costs consistent with historical levels or changes in labor or other laws may not be enacted, either of which would harm our operations in China. Any future increase in labor cost in China is likely to be higher than historical amounts.

As a result of experiencing such rapid social, political and economic change, China is also likely to enact new, and/or revise its existing, labor laws and regulations on employee compensation and benefits. Any such changes in Chinese labor laws and regulations would likely have an adverse effect on product manufacturing costs in China. Furthermore, if China laborers go on strike to demand higher wages, our operations could be disrupted. Although China currently enjoys “most favored nation” trading status with the United States, the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. We cannot assure you that our business will not be affected by the aforementioned risk or similar risks in other countries we may seek third-party manufacturers in, each of which could harm our business, results of operations and financial condition.

Our products may be rendered obsolete or less desirable if competitive products or other technological breakthroughs for the monitoring, treatment or prevention of diabetes are deemed to be superior to our product by consumers, key opinion leaders and healthcare practitioners.

Our primary competitors, as well as a number of other companies, medical researchers and existing pharmaceutical companies are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapies for the monitoring, treatment and prevention of diabetes. Any technological breakthroughs in diabetes monitoring, treatment or prevention could reduce the potential market for the Snap system or render the Snap system obsolete altogether. If any of these technologies become cheaper, more efficient, more advanced or more appealing to the consumer it could significantly reduce our sales and future prospects.

We expect that our competitors will continue to dedicate significant resources for developing competitive products. The frequent introduction of products by competitors may create market confusion and it may be difficult for consumers and healthcare practitioners to differentiate the benefits of our products over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could impact the pricing of our products. If a competitor develops a product that competes with or is perceived to be superior to the Snap system, or if a competitor places downward pressure on pricing within our industry, our sales may decline significantly or may not increase in line with our forecasts.

Our ability to maintain and grow our revenue depends in part on retaining a high percentage of our customer base.

We must retain existing customers in order to maintain and grow our business. We have developed retention programs aimed at patients, their caregivers and healthcare providers, which include the 24/7 technical support and customer service, the $99 upgrade program and ongoing support from our sales and Clinical Manger teams. If demand for our products fluctuates as a result of the introduction of competitive products, changes in reimbursement policies, manufacturing problems, perceived safety issues with our or competitors’ products, the failure to secure regulatory clearance or approvals or for other reasons, our ability to attract and retain patients could be harmed. The failure to retain a high percentage of our customers would impact our revenue growth and may harm our business, results of operations and financial condition.

Our ability to compete or become profitable may be harmed if our research and development efforts do not result in enhanced product offerings.

In order to increase our sales and market share in the insulin pump market, we must enhance and broaden our product offerings in response to competitive pressures, new technologies and the evolving demands of people with insulin-dependent diabetes and their healthcare providers. We may not be successful in developing, obtaining regulatory approval for or marketing such future products and product enhancements. In addition, our future products and product enhancements may not be accepted by patients, their caregivers, healthcare providers or third-party payors who reimburse patients for our products. The success of any future product or enhanced existing product offerings will depend on numerous factors, including our ability to:

•	Identify the product features that consumers are seeking in an insulin pump and successfully incorporate those features into our products;

•	Develop and introduce new products and product enhancements in sufficient quantities and in a timely manner;

•	Offer products at a price that is competitive with other products then available;

•	Adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	Demonstrate the safety and efficacy of new products and product enhancements; and

•	Obtain the necessary regulatory approvals.

If we do not generate sufficient demand as a result of our failure to develop products that incorporate features sought by consumers, their caregivers or healthcare providers, or if we do not obtain regulatory clearance or approval for such products and product enhancements in time to meet market demand, we may fail to generate sales sufficient to achieve or maintain profitability. We have in the past experienced, and we may in the future experience, delays in various phases of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and patient education efforts. Any delays in our product launches may significantly impede our ability to successfully compete in our markets. In particular, such delays could cause patients to delay or forego purchases of our products, or to purchase our competitors’ products. Even if we are able to successfully develop new products, or improvements to products, when anticipated, these products may not generate sales in excess of the costs of development, and they may be quickly rendered obsolete by changing consumer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to properly manage our anticipated growth, our business could suffer.

We have experienced recent growth in our headcount and transaction volume. This growth has placed, and will likely continue to place, a significant strain on our management team and on our financial resources. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer, which could harm our results of operations and business. Specifically, ineffective management could cause us to misallocate financial or management resources, and result in losses or weaknesses in our infrastructure. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance. Any failure by us to manage our growth effectively could impact our ability to achieve our business objectives.

In addition, the sale of the Snap system is logistically complex, requiring us to maintain an extensive sales, marketing and clinical infrastructure consisting of sales representatives, clinical diabetes educators, and customer support personnel. We face considerable challenges in recruiting, training, managing, motivating and retaining the members of these teams, including managing geographically dispersed efforts. These challenges are exacerbated by the fact that our strategic plan requires us to rapidly grow our sales, marketing and clinical infrastructure in order to generate demand for our products. If we fail to maintain and grow a dedicated team of sales and marketing and clinical personnel, we could fail to take advantage of an opportunity to enhance brand recognition and grow sales, and our business, results of operations and financial condition could be harmed.

We depend on the knowledge and skills of our senior management team and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

We believe our success has depended, and continues to depend, on the efforts and talents of our key employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of any of our senior management or key employees could harm our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We may not be able to retain the services of any members of our senior management or other key employees. If any employee leaves and takes any of our customers or business with them, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

Additionally, some of the sales representatives we hire or may want to hire have non-compete provisions in their former employment agreements. These non-compete provisions could give rise to costly litigation. For example, in 2014 we settled a dispute with a competitor involving a current employee who previously worked for our competitor involving the non-compete in the employee’s former employment agreement.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

We commenced U.S. operations in 2006 and began commercializing the Snap system in the second quarter of 2013 on a limited basis. Accordingly, we have a limited operating and commercialization history upon which to evaluate our business and forecast our future sales and results of operations. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive and rapidly evolving markets, particularly companies that develop and sell medical devices. These risks include our ability to:

•	Implement and execute our business strategy;

•	Expand and improve the productivity of our sales and marketing infrastructure to grow sales of our existing and proposed products;

•	Increase awareness of our Snap system and build loyalty among people with insulin-dependent diabetes, their caregivers and healthcare providers;

•	Manage expanding operations;

•	Expand our manufacturing capabilities, including increasing production of current products efficiently and cost-effectively and adapting our manufacturing facilities to the production of new products;

•	Respond effectively to competitive pressures and developments;

•	Obtain regulatory clearance or approval to commercialize future products and expand the scope of approval for our existing products;

•	Perform clinical trials with respect to our existing products and proposed products; and

•	Attract, retain and motivate qualified personnel in various areas of our business.

We may incur product liability losses and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the design, manufacture, testing and sale of medical devices. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition, injury or death to patients. We may also be subject to product liability claims for the third-party produced pre-filled insulin cartridges used in our Snap system. In addition, the misuse of our products or the failure of patients to adhere to operating guidelines could cause significant harm to patients, including death, which could result in product liability claims. Product liability lawsuits and claims, safety alerts or product recalls, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation and ability to attract and retain patients, any of which could have a material adverse effect on our business.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Product liability claims in excess of applicable insurance coverage could harm our business, results of operations and financial condition. In addition, any product liability claim brought against us, with or without merit, could result in an increase to our product liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we may not be able to obtain insurance coverage in the future on terms acceptable to us or at all.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services, or HHS, promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we or any of our service providers are found to be in violation of the promulgated patient privacy rules under HIPAA or if a breach of our measures protecting personal data covered by HIPAA occurs, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation and our business, results of operations and financial condition.

We may enter into collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products and to pursue new markets. Proposing, negotiating and implementing collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us or these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their own self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We may decide to grow by acquiring businesses with complementary products or technologies, and the failure to manage such acquisitions, or the failure to integrate them with our existing business, could disrupt our business and harm our business, results of operations and financial condition.

From time to time, we may consider opportunities to acquire other products or technologies in order to remain competitive, enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

•	Problems assimilating the acquired products or technologies;

•	Issues maintaining uniform standards, procedures, controls and policies;

•	Unanticipated costs associated with acquisitions;

•	Diversion of management’s attention from our existing business;

•	Risks associated with entering new markets in which we have limited or no experience; and

•	Increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology. Our potential inability to integrate any acquired products or technologies effectively may harm our business, results of operations and financial condition.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty. Our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We are an early stage company and have not been profitable since inception, and it is possible we will never achieve profitability. If we successfully complete this offering, based upon our currently expected level of operating expenditures, we expect to be able to fund our operations for at least the next twelve months, assuming we raise the proceeds set forth on the cover page of this prospectus. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Significant disruptions in our information technology systems could harm our business, results of operations and financial condition.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, research and development data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures.

The failure of our service providers’ information technology systems or our Snap systems’ software to perform as we anticipate or our failure to effectively implement new information technology systems could disrupt our entire operation or harm our software products and could result in decreased sales and increased overhead costs and product shortages, any of which could harm our reputation, business, results of operations and financial condition.

We operate primarily at a facility in a single location, and any disruption at this facility could harm our business.

Our principal offices are located in Sunnyvale, California. Many of our operations are conducted at this location, including some manufacturing processes, research and development activities, customer and technical support, and management and administrative functions. In addition, substantially all of our inventory of component supplies and finished goods is held at this location. We take precautions to safeguard our facility, including acquiring insurance, employing back-up generators, adopting health and safety protocols, and utilizing off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy our manufacturing equipment or our inventory of component supplies or finished goods, cause substantial delays in our operations, result in the loss of key information and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may harm our business, results of operations and financial condition.

If we sell our products internationally, we may be subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Currently, our independent distributors only sell our products in the United States. In the future, we or our independent distributors may sell our products internationally. If we sell our products internationally, our business activities would be subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties and reputational harm. In addition, if our third-party distributors fail to comply with these laws and regulations in their dealings, we could face potential liability or penalties for violations. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities.

Changes in our products or changes in export and import regulations may create delays in the introduction and sale of our products in international markets. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products or decreased ability to export or sell our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products may harm our business, results of operations and financial condition.

Risks Related to our Financial Results and Need for Financing

We will need to generate significant sales in order to achieve profitable operations.

We expect our operating expenses to substantially increase as we continually grow our sales and marketing infrastructure, our ongoing research and development activities, expand our manufacturing capabilities, and develop our management and administrative functions. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we have forecasted, or if our operating expenses exceed our expectations, our financial performance and results of operations will be harmed.

Our future capital needs are uncertain and we will need to raise additional financing in the future, which we may not be able to secure on acceptable terms and which could impair our ability to execute our business strategies.

At September 30, 2014, we had $20.2 million in cash and cash equivalents. We believe that our available cash, cash equivalents, and the net proceeds from this offering and the concurrent private placement will be sufficient to satisfy our liquidity requirements for at least the next 12 months. However, we will be required to seek additional funds in the future to respond to the continued growth of our business, including the expansion of our sales and marketing infrastructure, research and development activities and manufacturing capabilities. In addition, the amount of our future product sales is difficult to predict, especially in light of the limited nature of the recent commercialization of the Snap system, and actual sales may not be in line with our forecasts. Our future capital requirements will depend on many factors, including:

•	The revenue generated by sales of the Snap system and any other future products that we may develop and commercialize;

•	The costs associated with expanding our sales and marketing infrastructure;

•	The expenses we incur in maintaining our manufacturing facility and adding further manufacturing equipment and capacity;

•	The cost associated with developing and commercializing new products and enhancements to existing products;

•	The cost of obtaining and maintaining regulatory clearance or approval for our current or future products;

•	The cost of compliance with ongoing regulatory requirements;

•	Expenses we incur in connection with potential litigation or governmental investigations;

•	Anticipated or unanticipated capital expenditures; and

•	Unanticipated general and administrative expenses.

As a result of these and other factors, we do not know the extent to which we may be required to raise additional capital. We may in the future seek additional capital from public or private offerings of our capital stock, borrowings under credit lines or other sources. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our business plan and operations, restrict us from expanding our sales and marketing infrastructure, prevent us from taking advantage of future opportunities, or inhibit us from responding to competitive pressures, changes in supplier relationships or unanticipated changes in customer demand. Any of these events could harm our business, results of operations and financial condition.

Our results of operations may fluctuate significantly from quarter to quarter.

As a result of our limited operating history, and due to the complexities of the industry in which we operate, it will be difficult for us to forecast demand for our current or future products with any degree of certainty, which means it will be difficult for us to forecast our sales. A significant portion of our revenues for the foreseeable future will be derived from distributors whose buying patterns can fluctuate significantly and may not reflect underlying patient demand. In addition, we will be significantly increasing our operating expenses as we expand our business. Accordingly, we may experience substantial variability in our results of operations from quarter to quarter, including unanticipated quarterly losses. If our quarterly or annual results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our results of operations may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We began commercial sales of the Snap system on a limited basis in the second quarter of 2013. There has been and there may continue to be meaningful variability in our results of operations among quarters, as well as within each quarter. Our results of operations, and the variability of these results of operations, will be affected by numerous factors, including:

•	Our ability to increase sales of the Snap system and to commercialize and sell our future products and the number of our products sold in each quarter;

•	Acceptance of our products by people with insulin-dependent diabetes, their caregivers, healthcare providers and third-party payors;

•	The pricing of our products and competitive products and the effect of third-party coverage and reimbursement policies;

•	Our ability to establish and grow an effective sales and marketing infrastructure;

•	The amount of, and the timing of the payment for, insurance deductibles required to be paid by our customers and potential customers under their existing insurance plans;

•	The timing for renewal of or switching to new insurance plans;

•	Interruption in the manufacturing or distribution of our products;

•	Timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	Results of clinical research and trials on our existing and future products;

•	The ability of our suppliers to timely provide us with an adequate supply of components that meet our requirements;

•	Regulatory clearance or approvals affecting our products or those of our competitors;

•	The timing of revenue recognition associated with our product sales pursuant to applicable accounting standards; and

•	The timing of distributor orders.

The healthcare industry is price sensitive and weak economic conditions could harm our business.

We and the healthcare industry are subject to the risks arising from adverse changes in general economic and market conditions. Uncertainty remains in the U.S. economy as it continues to recover from a severe economic recession. The U.S. economy continues to experience market volatility, difficulties in the financial services sector, diminished liquidity and availability of credit, reduced property values, concerns regarding inflation, increases in the cost of commodities, continuing high unemployment rates, reduced consumer spending and consumer confidence, and continuing economic uncertainties. The economic turmoil and the uncertainty about future economic conditions could negatively impact our existing and potential customers, harm the financial ability of health insurers to pay claims, impact our expenses and ability to obtain financing of our operations, and cause delays or other problems with key suppliers. We cannot predict the timing or impact of the recovery from this economic uncertainty.

Healthcare spending in the United States has been, and is expected to continue to be, price sensitive and under pressure to reduce expenditures. Moreover, the healthcare industry has been negatively affected by the recent recession and continuing economic uncertainty. For example, patients who have lost their jobs or healthcare coverage may no longer be covered by an employer-sponsored health insurance plan, and patients reducing their overall spending may eliminate healthcare-related purchases. The recent recession and continuing economic uncertainty has also impacted the financial stability of many private health insurers. As a result, we believe that some insurers are scrutinizing insurance claims more rigorously and delaying or denying reimbursement more often and consumers may choose to reduce their out-of-pocket spending on healthcare expenses. Since the sale of the Snap system generally depends on the availability of third-party reimbursement, any delay or decline in reimbursement will harm our sales and results of operations.

We may not be able to generate sufficient cash to service our indebtedness, which currently consists of our credit facility with Square 1 Bank.

As of December 31, 2014, we owed an aggregate principal amount of $12.5 million to Square 1 Bank pursuant to a credit agreement. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash reserves and our actual and projected financial and operating performance. These amounts and our financial and operating performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We may not maintain a level of cash reserves or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions or these actions may not permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the credit agreement with Square 1 Bank, we may not be allowed to draw down additional amounts under the agreement, and we may be required to repay any outstanding amounts earlier than anticipated.

Our existing term loan agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our existing term loan agreement with Square 1 Bank contains certain restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets or enter into various specified transactions. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the term loan agreement. The agreement also contains certain financial covenants, including minimum revenue and cash balance requirements and financial reporting requirements. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the agreement. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance the amounts outstanding under the agreement.

Risks Related to our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark, trade secret and copyright laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies. As of December 31, 2014, our patent portfolio consisted of 89 issued U.S. patents and 46 pending U.S. patent applications. Of these, our issued U.S. patents expire between 2017 and 2032. We are also seeking patent protection for our proprietary technology in Europe, and we are preserving the opportunity to seek patent protection in other foreign jurisdictions (e.g., China, Canada and Australia) in a number of pending patent applications filed under the Patent Cooperation Treaty, or PCT. We also have two U.S. trademark registrations and five foreign trademark registrations, as well as one pending U.S. trademark application and three pending foreign trademark applications.

We have applied for patent protection relating to certain existing and proposed products and processes. Currently, over 50 of our issued U.S. patents as well as various pending U.S. and foreign patent applications relate to the structure and operation of our infusion pump system and are therefore particularly important to the functionality of our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved in a timely manner or at all or that any pending patent applications will be approved in sufficient scope. The rights granted to us under our patents, and the rights we are seeking to have granted in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. Due to differences between U.S. and foreign patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available.

We rely on our trademarks and trade names to distinguish our products from the products of our competitors, and have registered or applied to register our key trademarks in the United States. We cannot assure you that our trademark applications will be approved in a timely manner or at all. Third parties have in the past, and may in the future, oppose our trademark applications, or otherwise challenge our use of the trademarks. The ability to protect trademarks also varies in different jurisdictions. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote additional resources to marketing new brands. Further, our competitors may infringe upon our trademarks and that we may not have adequate resources to enforce our trademarks.

We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, temporary employees and consultants regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements or in the event another party successfully develops non-infringing products, we may not be provided with meaningful protection for our trade secrets or other proprietary information, which could materially and adversely affect our business.

The medical device industry is characterized by patent litigation and other proceedings challenging inventorship, scope, validity and enforceability, and we could become subject to or could initiate litigation that could be costly, result in the diversion of management’s time and efforts, or require us to pay damages.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and potential loss of intellectual property and could harm our business, results of operations and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative services that have enabled us to be successful to date. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, results of operations and financial condition.

Our success will depend in part on not infringing the patents or violating the other proprietary rights of third-parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. The large number of patents, the rapid rate of new patent issuances and the complexities of the technology involved increase the risk of patent litigation.

In the future, we could receive communications from various industry participants alleging our infringement of their intellectual property rights. Any potential intellectual property litigation could force us to do one or more of the following:

•	Stop selling our products or using technology that contains the allegedly infringing intellectual property;

•	Incur significant legal expenses;

•	Pay substantial damages to the party whose intellectual property rights we are allegedly infringing;

•	Redesign those products that contain the allegedly infringing intellectual property; or

•	Attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the diabetes market increases, the possibility of intellectual property infringement claims against us increases.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including those that are our direct competitors or could potentially be our direct competitors. In some cases, those employees joined our company recently. We may be subject to claims that we, or our employees, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to allegations that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we successfully defend against these claims, litigation could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. This type of litigation may continue, and any future litigation or the threat thereof may harm our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize proposed products, which could harm our business, results of operations and financial condition.

Risks Related to our Legal and Regulatory Environment

Our products and operations are subject to extensive governmental regulation, and our business could suffer if we or our suppliers fail to comply with the applicable requirements.

The medical device industry in the United States is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies. The regulations may change, are complex in nature, and are subject to varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other U.S. governmental agencies regulate numerous elements of our business, including:

•	Product design and development;

•	Pre-clinical and clinical testing and trials;

•	Product safety;

•	Establishment registration and product listing;

•	Labeling and storage;

•	Marketing, manufacturing, sales and distribution;

•	Pre-market clearance or approval;

•	Servicing and post-market surveillance;

•	Advertising and promotion; and

•	Recalls and field safety corrective actions.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either a substantial equivalence determination, under Section 510(k) of the FDCA, also referred to as a clearance, or approval of a pre-market approval application, or PMA, from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate”

device, with respect to intended use, technology and safety and effectiveness, in order to clear the new device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health, and devices that are not substantially equivalent to a predicate device. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all, for our proposed products.

We received a 510(k) pre-market clearance for the Snap system in May 2011. We obtained a 510(k) clearance for a modification to the Snap system in January 2013. From time to time, we make modifications to these products that may require a new 510(k). If the FDA requires us to go through a more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline or to not increase in line with our forecasts. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	If we are not able to demonstrate that our products are substantially equivalent to predicate devices, or safe and effective for their intended users;

•	If the data from our clinical trials is insufficient to support clearance or approval; and

•	For PMA approvals, if our manufacturing process or facilities do not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations, revise existing regulations or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and harm our reputation and the perceived safety and efficacy of our products.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals and the suspension or withdrawal of existing approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, results of operations and financial condition.

Additionally, we rely on Eli Lilly for pre-filled insulin cartridges used with our Snap system and Unomedical for our infusion sets. If either of these suppliers cannot obtain appropriate FDA approval or fail to comply with applicable regulations, our business could be harmed. We also rely on third-party suppliers and contract manufacturers. If these entities cannot meet the appropriate quality, legal and regulatory requirements, our business could be harmed.

Furthermore, we may evaluate international expansion opportunities in the future. If we expand our operations outside of the United States, we will become subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able to comply any such requirements, our international expansion and business could be harmed.

Modifications to our products may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, e.g., a significant change or modification in design, material, chemical composition, energy source or manufacturing process, or that would constitute a major change or modification in its intended use, requires a new 510(k) clearance or, possibly, a PMA. This would also apply, if significant, to modifications made by the third-party suppliers of the pre-filled insulin cartridges or insulin sets used in our Snap system, over whom we do not exert any control. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary for modifications to cleared or approved devices. If the FDA disagrees with our determination and requires us to submit new 510(k) premarket notifications or PMAs for modifications to our previously cleared or approved products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to modify our previously cleared products, either by imposing stricter requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions.

If we fail to comply with the FDA’s good manufacturing practice regulations, or our third-party suppliers fail to comply, this could impair our ability to market our products in a cost-effective and timely manner.

We are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Likewise, our third-party suppliers are required to comply with the QSR. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us. Any of the foregoing actions could harm our reputation, business, results of operations and financial condition.

Our business could be negatively impacted if there is a recall of our products, or if serious safety issues with our products are discovered.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that would result in a reasonable probability that the device would cause serious, adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. In November 2013, Unomedical A/S conducted a voluntary recall of our infusion sets that are manufactured by Unomedical A/S and distributed by us. The recall was deemed completed by the FDA on April 24, 2014. In November 2014, we received a Field Safety Notice from Unomedical A/S informing us and other pump companies that Unomedical had identified an increase in reports of tubing becoming detached at the connect/disconnect location of the Comfort, Comfort Short and Contact Detach infusion sets that Unomedical supplies to many insulin pump companies, including Asante. We have been informed by Unomedical that they have discussed this issue with the FDA and that no recall of infusion sets is required. There has not been to date, nor do we anticipate there will be, any material financial impact for us as a result of this latest notice received from Unomedical. Nonetheless, we have notified all patients using the affected infusion sets as part of their Snap systems and provided them with the instructions supplied to us by Unomedical. Further recalls or other safety concerns of any products that we manufacture or distribute would divert managerial and financial resources and harm our reputation, results of operations and financial condition, and could impair our ability to produce our products in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and harm our reputation, business, results of operations and financial condition.

Any adverse event involving our products could result in future voluntary or mandatory corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and results of operations.

Our failure to comply with U.S. federal and state fraud and abuse laws, including anti-kickback laws, and other U.S. federal and state anti-referral laws, could harm our business.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•	The federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal healthcare program, or the purchase, order or recommendation of any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•	Federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	The federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	The Federal Trade Commission Act and similar laws regulating advertisement and consumer protections; and

•	Foreign and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the recently enacted Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act, or, collectively, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the ACA without actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of those prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could harm our reputation, business, results of operations and financial condition.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from our core business. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise harm our business.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any of these challenges could harm our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

We will be liable if we engage in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA requirements and other applicable laws and regulations, including the prohibition against the promotion of the off-label use of our products. The FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine, thus Healthcare providers may legally use our products off label. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. Moreover, it may not always be clear to us, or to our sales and marketing personnel and our distributors, whether any specific commercial activity constitutes off-label marketing. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could result in substantial damage awards against us and harm our reputation.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the Federal and state governments in the United States continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. This legislation and regulation may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our proposed products would harm our business, results of operations and financial condition.

Federal and state governments in the United States have recently enacted legislation to overhaul the nation’s healthcare system. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The ACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industries. Among other things, the ACA:

•	Establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•	Implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models;

•	Creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate; and

•	Imposes new reporting and disclosure requirements on device and drug manufacturers for any “payment or transfer of value” made or distributed to physicians and teaching hospitals.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year which commenced in 2013. The uncertainties regarding the ultimate features of the ACA and other healthcare reform initiatives and their enactment and implementation may have an adverse effect on our customers’ purchasing decisions regarding our products. In the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. Cost control initiatives could decrease the price that we receive for our products. At this time, we cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they, or the ACA, may have on our business and operations, and any of these impacts may be adverse ton our results of operations and financial condition.

Our financial performance may be harmed by medical device tax provisions in the healthcare reform laws.

The ACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports taxable medical devices offered for sale in the United States. The excise tax is 2.3% of the price for which the taxable medical device is sold. The applicable price for purposes of imposing the tax is the price for which a manufacturer sells a taxable article to an independent wholesale distributor, subject to certain adjustments. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We do not believe that the Snap system is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis.

In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and our business may be harmed by it.

Risks Related to our Common Stock and this Offering

Concentration of ownership among our existing executive officers, directors and their affiliates and our 5% stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering and the concurrent private placement, our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own, in the aggregate, approximately 74.9% of our outstanding shares of common stock. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. These stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

The sale of shares to certain existing stockholders in the concurrent private placement will reduce the available public float for our shares.

Certain of our existing stockholders have agreed to purchase shares of our common stock with an aggregate purchase price of $17.1 million in the concurrent private placement at the price offered to the public in this offering, or 1,221,428 shares based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus. As of January 22, 2015, these existing stockholders beneficially owned approximately 97.0% of our common stock. The sale of these shares to these existing stockholders will not be registered in this offering. Following this offering and the concurrent private placement, assuming an initial public offering price of $14.00 per share, which is the midpoint of the range on the cover of this prospectus, the number of shares beneficially owned by these existing stockholders after this offering will be as set forth in the beneficial ownership table in “Principal Stockholders.” In addition, the concurrent private placement will reduce the available public float for our shares because these entities will be restricted from selling the shares pursuant to lock-up agreements they have entered into with the underwriters in this offering and pursuant to restrictions under applicable securities laws. As a result, the sale of shares in the concurrent private placement will reduce the liquidity of our common stock relative to what it would have been had these shares been sold in this offering and been purchased by investors that were not affiliated with us.

An active, liquid and orderly trading market for our common stock may not develop and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering.

The price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering there has been no public market for shares of our common stock. The trading price of our common stock following this offering may fluctuate substantially, and will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	Price and volume fluctuations in the overall stock market from time to time;

•	Volatility in the market prices and trading volumes of medical device stocks;

•	Changes in operating performance and stock market valuations of other medical device companies generally, or those in our industry in particular;

•	Sales of shares of our common stock by us or our stockholders;

•	Failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	The financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	Announcements by us or our competitors of new products;

•	The public’s reaction to our press releases, other public announcements and filings with the SEC;

•	Rumors and market speculation involving us or other companies in our industry;

•	Actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	Changes in need for capital and additional requirements for debt or equity financing;

•	Actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	Litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	Developments or disputes concerning our intellectual property or other proprietary rights;

•	Announced or completed acquisitions of businesses or technologies by us or our competitors;

•	New laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	Changes in accounting standards, policies, guidelines, interpretations or principles;

•	Any significant change in our management; and

•	General economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of 8,442,890, or 71%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of September 30, 2014 and assuming an initial public offering price of $14.00 per share, we will have 11,949,813 shares of common stock outstanding after this offering and the concurrent private placement. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the shares of common stock outstanding prior to this offering have agreed with the underwriters, subject to certain exceptions described in “Underwriting,” not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Leerink and Cowen. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, in reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Upon completion of this offering and the concurrent private placement assuming an initial public offering price of $14.00 per share, stockholders owning an aggregate of 6,594,323 shares will be entitled, subject to the expiration of the 180-day lock-up period agreed to by each such stockholder, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register the approximately 1,649,902 shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

As restrictions end or pursuant to registration rights, sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware Law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•	Creating a classified board of directors whose members serve staggered three-year terms;

•	Authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	Limiting the liability of, and providing indemnification to, our directors and officers;

•	Limiting the ability of our stockholders to call and bring business before special meetings;

•	Requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	Controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	Providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	Establishing that the number of directors is set by the board of directors;

•	Providing that board vacancies be filled by the board of directors; and

•	Limiting the ability to remove directors other than for cause.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may be unable to utilize our federal and state net operating loss carryforwards to reduce our income taxes as a result of this offering.

As of December 31, 2013, we have federal net operating loss, or NOL, carryforwards and state NOL carryforwards, of approximately $90.1 million and $74.7 million, respectively. In general, if there is an “ownership change” with respect to our company, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the utilization of our NOL carryforwards may be subject to substantial limitations imposed by the Code, and similar state provisions. In general, an ownership change occurs whenever there is a shift in ownership of our company by more than 50% by one or more 5% stockholders over a specified time period. We have determined that an ownership change occurred in January 2007. As of December 31, 2013, we expect $8.3 million and $8.6 million of NOLs for federal and state income tax purposes, respectively, to expire unutilized because of that ownership change. As a result of the current offering of our common stock or other ownership changes since 2007, the utilization of the NOL carryforwards may be subject to further substantial limitations imposed by Section 382 of the Code, and similar state provisions. Accordingly, if we earn net taxable income, our ability to use NOL carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increases in our future tax liabilities.

We may invest or spend the net proceeds of this offering and the concurrent private placement in ways with which you may not agree or in ways that may not yield a return.

We intend to use the net proceeds from the sale of shares of common stock by us in this offering and the concurrent private placement for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, solutions or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our board of directors and management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our results of operations or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock of $14.00 per share, based on the midpoint of the price range on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering and the concurrent private placement. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $7.25 in the pro forma as adjusted net tangible book value per share from the price you paid. In addition, following this offering and the concurrent private placement, purchasers who bought shares from us in the offering and the concurrent private placement will have contributed 32.3% of the total consideration paid to us by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 39.5% of our total outstanding shares as of September 30, 2014 after giving effect to this offering and the concurrent private placement. The exercise of outstanding stock options and warrants will result in further dilution.

In addition, we may need to raise additional financing in the future through the sale of additional shares of our capital stock. The sale of additional shares of our capital stock will further dilute your ownership.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, or if our actual results differ significantly from our guidance, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, from time to time, we may release earnings guidance or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management’s estimates as of the date of release. Some or all of the assumptions of any future guidance that we furnish may not materialize or may vary significantly from actual future results. Any failure to meet guidance or analysts’ expectations could have a material adverse effect on the trading price or trading volume of our stock.

We are an “emerging growth company” and we do not know whether the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies.” We are in the process of evaluating the benefits of relying on those exemptions and the reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions including:

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	Less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	Exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•	Reduced disclosure requirements in our registration statement, including two years of required audited financial statements instead of three years.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, which could result in a reduction in the price of our common stock.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Executive Compensation,” contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	Our ability to achieve and maintain an adequate rate of revenue growth or profitability;

•	Our business plan and our ability to effectively manage our growth and expand and maintain quality sales, marketing and clinical infrastructure;

•	Costs associated with defending intellectual property infringement and other claims;

•	Our ability to attract and retain customers;

•	Our ability to displace existing products and successfully compete in the medical device industry;

•	Our ability to innovate our products and bring them to market in a timely manner;

•	Our ability to obtain FDA approval to sell our product to people with diabetes ages 10 to 21;

•	Our ability to successfully secure and retain adequate insurance coverage and reimbursement for the Snap system;

•	Our ability to obtain necessary approvals to sell disposable pump bodies utilizing Novolog insulin cartridges;

•	Our ability to obtain necessary licenses to sell our products through our direct salesforce and to enter into contracts with third-party payors;

•	Our ability to expand internationally;

•	The timing of our national launch;

•	Our expectations concerning relationships with third parties;

•	The attraction and retention of key personnel;

•	Our ability to maintain, protect and enhance our brand and intellectual property; and

•	Future acquisitions of or investments in complementary companies, products, services or technologies.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive industry, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports. Certain information in the text of this prospectus is contained in independent industry publication, including Close Concerns.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering, excluding the concurrent private placement, will be approximately $43.1 million, based upon an assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us excluding the concurrent private placement would be approximately $49.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds from this offering by approximately $3.3 million, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. Similarly, a one million increase (decrease) in the number of shares of our common stock offered by us would increase (decrease) the net proceeds from this offering by approximately $13.0 million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions payable by us. We estimate that the net proceeds from the concurrent private placement after deducting placement agent discounts and commissions will be $15.9 million. We estimate that our net proceeds from the sale of our common stock in this offering and the concurrent private placement will be approximately $59.0 million (or approximately $65.8 million if the underwriters exercise the option to purchase additional shares in this offering in full). For more information, see “Certain Relationships and Related Party Transactions – Concurrent Private Placement.”

The principal purposes of this offering and the concurrent private placement are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use a majority of the net proceeds we receive from this offering and the concurrent private placement to accelerate commercialization of the Snap system, including by adding to our salesforce, filing future 510(k) applications with the FDA and initiating product launches. We intend to use the remainder of the net proceeds from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. The net proceeds from this offering and the concurrent private placement will be sufficient to address our near-term 510(k) applications with the FDA and near-term planned product launches, but will not be sufficient to fund the growth of our business through profitability or cash flow breakeven. As a result, we expect to need to raise additional funds through the issuance of equity securities or by obtaining debt.

We will have broad discretion over the uses of the net proceeds from this offering and the concurrent private placement. Pending the use of proceeds from this offering and the concurrent private placement as described above, we intend to invest the net proceeds from this offering and the concurrent private placement in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Additionally, under the terms of our credit agreement with Square 1 Bank, we are restricted from paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014 on:

•	An actual basis;

•	A pro forma basis, giving effect to (i) the automatic conversion of the outstanding shares of our convertible preferred stock as of September 30, 2014 into 5,884,452 shares of our common stock, (ii) the issuance of an aggregate of 880,766 shares of our common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants outstanding as of September 30, 2014 at an exercise price of $0.13 per share (which warrants will automatically be net exercised immediately prior to this offering if not previously exercised), (iii) the reclassification of the convertible preferred stock warrant liability to stockholders’ equity and (iv) the effectiveness of our amended and restated certificate of incorporation, as if such conversion, and effectiveness had occurred on September 30, 2014; and

•	A pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance of 3,500,000 shares of our common stock by us in this offering, based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the sale and issuance of 1,221,428 shares of our common stock by us in the concurrent private placement, based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting placement agent discounts and commissions and (iv) the elimination of the derivative liability related to investor participation rights from our Series A-3 convertible preferred stock financing.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2014(2)
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(Unaudited)
	(In thousands, except share and per share data)
Cash and cash equivalents	$20,191	$20,306	$79,279

Derivative liability	$756	$756	$—
Convertible preferred stock warrant liability	8,931	—	—
Convertible preferred stock, par value $0.001 per share; 133,700,000 shares authorized, 5,884,452 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	45,701	—	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share; 190,000,000 shares authorized, 463,167 issued and outstanding, actual; 190,000,000 shares authorized, 7,228,385 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 11,949,813 shares issued and outstanding, pro forma as adjusted	—	7	12
Additional paid-in capital	18,180	72,920	131,888
Accumulated deficit	(51,441)	(51,441)	(50,685)

Total stockholders’ equity (deficit)	(33,261)	21,486	81,215

Total capitalization	$22,127	$22,242	$81,215

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $3.3 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and placement agent discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $13.0 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and placement agent discounts and commissions payable by us.
(2)	This consolidated balance sheet data excludes the effects of the credit agreement we entered into with Square 1 Bank under which we borrowed $12.5 million subsequent to September 30, 2014.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 7,228,385 shares outstanding as of September 30, 2014, which includes:

•	6,347,619 shares outstanding as of September 30, 2014 (including the automatic conversion of 5,884,452 outstanding shares of convertible preferred stock into common stock); and

•	880,766 shares of common stock, on an as-converted basis, issuable upon the cash exercise of warrants to purchase 880,766 shares of Series A-3 convertible preferred stock outstanding as of September 30, 2014, each with an exercise price of $0.13 per share, which would terminate upon this offering in accordance with their terms, if not exercised prior to the offering, of which 250,000 shares have been exercised as of December 31, 2014.

The number of shares of our common stock to be outstanding after the completion of this offering and the concurrent private placement excludes:

•	783,176 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2014, with a weighted-average exercise price of $3.54;

•	738,819 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014, with an exercise price of $4.81 per share;

•	5,647 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014 and to be effective on the date of the completion of this offering at an exercise price per share equal to the initial public offering price;

•	7,838 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-1 convertible preferred stock outstanding as of September 30, 2014, with a weighted-average exercise price of $63.74 per share, 3,560 of which expired after September 30, 2014 and 4,278 of which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	46,152 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-3 convertible preferred stock issued after September 30, 2014 with an exercise price of $13.00 per share, which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	1,463,377 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph and includes the 5,647 shares referenced in the third bullet point of this paragraph) which contains provisions that automatically increase its share reserve each year and includes 530,753 shares of common stock that were reserved under our 2007 Stock Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph); and

•	186,525 shares of our common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the total amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering and the concurrent private placement.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of September 30, 2014 was $(33.8) million or $(72.92) per share. As of September 30, 2014, our pro forma net tangible book value was approximately $21.0 million, or $2.90 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2014, assuming the conversion of all outstanding shares of our convertible preferred stock into 5,884,452 shares of our common stock, which conversion will occur immediately prior to the completion of the offering and the issuance of an aggregate of 880,766 shares of our common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants outstanding as of September 30, 2014 at an exercise price of $0.13 per share (which warrants will automatically be net exercised immediately prior to this offering if not previously exercised).

After giving effect to (i) the sale of 3,500,000 shares of our common stock in this offering and 1,221,428 shares of our common stock in the concurrent private placement, at the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, estimated offering expenses payable by us and placement agent discounts and commissions and (ii) the elimination of the derivative liability related to investors participation rights from our Series A-3 convertible preferred stock financing, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $80.7 million, or $6.75 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.85 per share to our existing stockholders and an immediate dilution of $7.25 per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book value per share as of September 30, 2014	$(72.92)
Pro forma increase in net tangible book value per share	75.82

Pro forma net tangible book value per share as of September 30, 2014	2.90
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	3.85
Pro forma net tangible book value per share, as adjusted to give effect to this offering and the concurrent private placement		6.75

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering and the concurrent private placement		$7.25

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.28 per share and the dilution per share to new investors in this offering by $0.72 per share, assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Similarly, a one million increase in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.49 per share and the dilution per share to new investors in this offering by $(0.49) per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions payable by us. A one million decrease in the number of shares of our common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $(0.57) per share and the dilution per share to new investors in this offering by $0.57 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $6.98 per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering and the concurrent private placement would be $7.02 per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014 after giving effect to (i) the automatic conversion of the outstanding shares of our convertible preferred stock as of September 30, 2014 into 5,884,452 shares of our common stock, (ii) the effectiveness of our amended and restated certificate of incorporation, (iii) the issuance of an aggregate of 880,766 shares of our common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants outstanding as of September 30, 2014 at an exercise price of $0.13 per share, (iv) the reclassification of the convertible preferred stock warrant liability to stockholders’ equity and (v) this offering and the concurrent private placement at the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid, and the average price per share paid, before deducting underwriting discounts and commissions, estimated offering expenses payable by us and placement agent discounts and commissions:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,228,385	60.5%	$138,365,000	67.7%	$19.14
Investors purchasing shares in this offering	3,500,000	29.3	49,000,000	24.0%	14.00
Investors purchasing shares in the concurrent private placement	1,221,428	10.2%	17,099,992	8.3%	14.00

Total	11,949,813	100.0%	$204,464,992	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $3.3 million, assuming that the number of shares of our common stock offered by us in this offering and the concurrent private placement, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Similarly, a one million increase in the number of shares of our common stock offered by us would increase the shares purchased by new investors and total shares purchased by all stockholders by one million, would increase the percentage of shares purchased by new investors by 5.5%, and would increase the total consideration paid by new investors and total consideration paid by all stockholders by approximately $14.0 million, assuming the assumed initial public offering price remains the same. Similarly, a one million decrease in the number of shares of our common stock offered by us would decrease the shares purchased by new investors and total shares purchased by all stockholders by one million, would decrease the percentage of shares purchased by new investors by 6.5%, and would decrease the total consideration paid by new investors and total consideration paid by all stockholders by approximately $14.0 million, assuming the assumed initial public offering price remains the same.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 57.9%, our new investors would own 32.3% and the concurrent private placement investors would own 9.8% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 7,228,385 shares outstanding as of September 30, 2014, which includes:

•	6,347,619 shares outstanding as of September 30, 2014 (including the automatic conversion of 5,884,452 outstanding shares of convertible preferred stock into common stock); and

•	880,766 shares of common stock, on an as-converted basis, issuable upon the cash exercise of warrants to purchase 880,766 shares of Series A-3 convertible preferred stock outstanding as of September 30, 2014, each with an exercise price of $0.13 per share, which would terminate upon this offering in accordance with their terms, if not exercised prior to the offering, of which 250,000 shares have been exercised as of December 31, 2014.

The number of shares of our common stock to be outstanding after the completion of this offering and the concurrent private placement excludes:

•	783,176 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2014, with a weighted-average exercise price of $3.54;

•	738,819 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014, with an exercise price of $4.81 per share;

•	5,647 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after September 30, 2014 and to be effective on the date of the completion of this offering at an exercise price per share equal to the initial public offering price;

•	7,838 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-1 convertible preferred stock outstanding as of September 30, 2014, with a weighted-average exercise price of $63.74 per share, 3,560 of which expired after September 30, 2014 and 4,278 of which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	46,152 shares of our common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of our Series A-3 convertible preferred stock issued after September 30, 2014 with an exercise price of $13.00 per share, which are expected to remain outstanding after this offering unless exercised prior to this offering pursuant to their terms;

•	1,463,377 shares of our common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph and includes the 5,647 shares referenced in the third bullet point of this paragraph) which contains provisions that automatically increase its share reserve each year and includes 530,753 shares of common stock that were reserved under our 2007 Stock Plan (which excludes the 738,819 shares referenced in the second bullet point of this paragraph); and

•	186,525 shares of our common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and contains provisions that automatically increase its share reserve each year.

To the extent that any outstanding options to purchase shares of our common stock or warrants to purchase shares of our common stock or convertible preferred stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial and other data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$—	$292	$135	$964
Cost of revenue(1)	—	8,280	5,874	7,031

Gross loss	—	(7,988)	(5,739)	(6,067)

Operating expenses:
Research and development(1)	4,147	3,762	2,868	3,429
Selling, general and administrative(1)	6,597	10,228	6,971	13,581

Total operating expenses	10,744	13,990	9,839	17,010

Loss from operations	(10,744)	(21,978)	(15,578)	(23,077)
Interest expense	(1,656)	(806)	(429)	(351)
Other income, net	1	510	426	6

Net loss	(12,399)	(22,274)	(15,581)	(23,422)
Extinguishment of convertible preferred stock	—	—	—	73,430
Undistributed earnings allocated to preferred stockholders	—	—	—	(45,576)

Net income (loss) attributable to common stockholders(2)	$(12,399)	$(22,274)	$(15,581)	$4,432

Net income (loss) per share attributable to common stockholders(2)
Basic	$(547.50)	$(982.69)	$(687.02)	$9.85

Diluted	$(547.50)	$(982.69)	$(687.02)	$8.29

Shares used to compute net income (loss) per share attributable to common stockholders(2):
Basic	22,647	22,666	22,679	450,103

Diluted	22,647	22,666	22,679	534,778

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(5.24)		$(4.77)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		4,348,517		4,906,889

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(In thousands)
Cost of revenue	$ —	$18	$11	$44
Research and development	32	28	19	64
Selling, general and administrative	112	105	75	257

Total stock-based compensation expense	$144	$151	$105	$365

(2)	See Note 12 and Note 13 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, pro forma net loss per common share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31, 2012	As of December 31, 2013	As of September 30, 2014(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,109	$3,735	$20,191
Working capital (deficit)	(18,215)	(13,266)	19,324
Total assets	5,011	7,511	25,422
Current and non-current portion of loans payable	1,734	734	—
Notes payable-related party	18,246	15,963	—
Convertible preferred stock warrant liability	492	95	8,931
Derivative liability	—	—	756
Convertible preferred stock	53,865	81,896	45,701
Total stockholders’ deficit	(71,870)	(93,993)	(33,261)

(1)	This consolidated balance sheet data excludes the effects of the credit agreement we entered into with Square 1 Bank under which we borrowed $12.5 million subsequent to September 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and in other parts of this prospectus.

Overview

We are a medical device company with the mission of improving and simplifying the management of diabetes. Our first commercial product, the Asante Snap™ Insulin Pump System, or the Snap system, is the first and only pump featuring a modular design and using pre-filled insulin cartridges. We were incorporated in Delaware in 2006. From 2006 to 2013, we focused on product development and obtaining FDA 510(k) clearance. Following receipt of FDA 510(k) clearance for our Snap system in January 2013, we conducted three market research studies to test our product’s potential prior to domestic product launch and a fourth market research study in 2014. In the second quarter of 2013, we initiated a limited launch of the Snap system in the United States leading to a national launch in 2015.

The Snap system is comprised of four components: the Snap system controller, a disposable pump body, disposable pre-filled insulin cartridges and disposable infusion sets. The controller is the portion of the Snap system with the screen and buttons that houses the electronics which control the pump. The controller is designed to last for four years. The disposable pump body houses the disposable pre-filled insulin cartridge and the pumping mechanism that delivers insulin through the infusion set to the body. The insulin and disposable pump body are replaced approximately every seven days and generally a patient will obtain three-months of disposable pump supplies with each order. The disposable pre-filled insulin cartridges are manufactured and sold independently from Asante and purchased directly by the customer. As we grow our installed base of users, we expect that the contribution of disposable pump bodies and disposable infusion sets will comprise the majority of our revenue and will contribute a higher gross margin than the Snap system controllers.

The modular design of our product enables us to offer free trials, $99 upgrades and lower upfront costs. An insulin pump candidate can try the Snap system for up to 28 days at no cost to them. Due to the modularity of the Snap system, our cost of a free trial is limited to the cost of one month’s supply of disposable pump bodies and infusion sets and the cost to clean and electronically test the Snap controller. We also offer patients who have been using the Snap system the ability to upgrade their Snap system controller any time there is a significant Asante product release for only $99. Although our cost to manufacture an individual controller under our current cost structure currently exceeds the $99 upgrade price, we believe that the revenue and gross margin on disposable pump bodies and infusion sets purchased for use with the updated controller will more than offset this initial loss.

We currently sell the Snap system primarily through distributors of durable medical equipment and supplies to individuals with diabetes. In addition, we distribute a minority of our Snap system units through distributors that process the Snap system as a pharmacy benefit. In each case, our salesforce generates end-user demand and provides services and support to patients and healthcare practitioners. Distributors are responsible for physical shipments of product to individuals, contractual relationships with payors and payor adjudication. We do not have, but plan to pursue, state licenses required to sell durable medical equipment directly. Obtaining these licenses may be time consuming and expensive. In the first half of 2015, presuming successful licensure and accreditation, we expect to begin selling directly. We expect that over the next five years, the proportion of our sales volume attributable to our direct sales efforts will approach 50%. We believe that contracting directly with payors will allow for a higher average selling price, enhance customer service and improve our visibility into patient usage and will allow us to have greater pricing control and lessen our reliance on our distributors.

Beginning in the third quarter of 2013, we began to expand our salesforce—growing from six representatives as of June 30, 2013 to 20 representatives as of December 31, 2014. We expect to use a portion of the proceeds from this offering to accelerate the commercialization of the Snap system, including hiring additional sales representatives.

In May 2014, we transferred the manufacturing of the disposable pump body from Sunnyvale, California to China to lower our cost of revenue and improve our gross margin, particularly when we sell our products at scale. Our direct cost per disposable pump body was reduced by 70% from 2012 to the second quarter of 2014 and by an additional 70% from the second quarter of 2014 to the third quarter of 2014. The first commercial-ready disposable pump bodies from our China-based contract manufacturer were ready in volume in July 2014. To achieve profitability, we continue to seek to increase manufacturing volume and reduce the per unit production cost for our products. As we strive to achieve profitability, we will focus on reducing our manufacturing costs and increasing our product volume and direct selling efforts.

We have initiated our launch of MySnap, which provides aesthetic enhancements to the current Snap system, with a color screen and options for user customization of the color and aesthetic features of the pump controller. Our product development strategy also includes designing additional features including wireless communication capabilities, integration with continuous glucose monitoring systems and blood glucose meters, creating partnerships with open source data companies to allow end-user and professional application development, and additional aesthetic enhancements. We have also been working to expand our addressable market opportunity through the filing of separate 510(k) applications with the FDA for use of the Snap system with pediatrics age 10 through 21, which we submitted and the FDA accepted for review in the first quarter of 2015, and for a modified pump body designed to accommodate a cartridge pre-filled with Novolog insulin which we plan to submit to the FDA in 2015.

Financing and Recapitalization

On February 24, 2014, we exchanged each outstanding share of our Series A, Series B, and Series C preferred stock, or the Prior Preferred Stock, for 0.025670841 of a share of Series A-1 convertible preferred stock. This resulted in the conversion of 4,408,791 shares of Prior Preferred Stock into 1,530,618 shares of Series A-1 convertible preferred stock. The stated value of Series A-1 convertible preferred stock was $13.00 per share, and the fair value was determined to be $5.59 per share. The difference between stated and fair values was largely due to the preference in liquidation of the Series A-2 convertible preferred stock over the Series A-1 convertible preferred stock and the larger resulting percentage of enterprise value allocated to Series A-2 convertible preferred stock. The exchange resulted in the extinguishment of the Prior Preferred Stock and $73.3 million was credited to accumulated deficit, representing the excess of the carrying amount of the Prior Preferred Stock over the fair value of the Series A-1 convertible preferred stock on the date of the recapitalization event and warrants to purchase 440,379 shares of Prior Preferred Stock were terminated. The fair value of these warrants prior to the recapitalization was $0.1 million and was credited to accumulated deficit as the recapitalization was determined to be a single capital transaction between the Company and the shareholders. The recapitalization resulted in a $73.4 million adjustment to net loss to arrive at net income attributable to common stockholders for the nine months ended September 30, 2014.

Contemporaneously with our February 2014 recapitalization, convertible note holders agreed to exchange the outstanding principal amount of $16.0 million and accrued interest of $0.7 million into 1,230,765 shares of Series A-1 convertible preferred stock instead of shares of Series A-2 convertible preferred stock in the next equity financing event as previously agreed. As discussed above, the stated conversion value of Series A-1 convertible preferred stock was $13.00 per share, and the fair value was determined to be $5.59 per share. The modification of the convertible notes was treated as an extinguishment of debt, in which the resulting issuance of Series A-1 convertible preferred stock was recorded at its estimated fair value on the date of the extinguishment. The difference in the estimated fair value of the Series A-1 convertible preferred stock and the carrying values of the outstanding principal, accrued interest and the remaining debt issuance costs related to the convertible notes was recorded as a capital contribution in the amount of $9.8 million, which was credited to additional paid-in capital during the nine months ended September 30, 2014. We recognized the capital contribution as such because, immediately prior to the conversion, substantially all of the holders of the convertible notes were existing stockholders.

In February 2014, we also issued 1,361,534 shares of Series A-2 convertible preferred stock for proceeds of $17.6 million, net of issuance costs and warrants to purchase 439,764 shares of common stock with an exercise price of $0.13 per share and an expiration date of August 15, 2014.

In September 2014, we issued 1,761,535 shares of Series A-3 convertible preferred stock for proceeds of $22.8 million, net of issuance costs and warrants to purchase 880,766 shares of our Series A-3 convertible preferred stock at an exercise price of $0.13 per share. The warrants are exercisable at any time on or prior to September 3, 2019, the consummation of a liquidation, or the consummation of an IPO. The initial fair value of the warrants was $8.9 million and will be remeasured each reporting period and the change in the fair value will be recorded within other income, net in our consolidated statement of operations and comprehensive loss.

Also in connection with the Series A-3 convertible preferred stock financing, we issued rights to participate in certain future financings should specified operational milestones be met. The financings include a $25.0 million private financing with participation by new investors on or before June 30, 2016 or the completion of an IPO raising at least $30.0 million in gross proceeds, which we refer to as the Qualified IPO Closing, whichever occurs first. The future right/obligation has been accounted for as a derivative and recorded as a liability.

In the event that a $25.0 million financing with participation by new investors occurs first, Series A-3 convertible preferred stock investors will have the opportunity to participate in a mandatory closing of the Series A-3 convertible preferred stock at the same price as the initial closing. The majority of the participants would also receive common stock warrants. The decision to participate in the mandatory closing is outside of our control. As a result, we have recorded the future right/obligation as a liability at inception on our consolidated balance sheet. The initial fair value of the derivative was $0.8 million. The fair value of $0.8 million includes the estimated fair value of the right of investors to purchase shares of Series A-3 convertible preferred stock and common stock warrants that they would also receive. The fair value was determined using a hybrid method of binomial lattice option-pricing model and a probability of achieving the financing event.

In the event that a Qualified IPO Closing occurs first, our investors will have the opportunity to purchase shares at that time in a concurrent private placement at the IPO price. The fair value of this right/obligation was deemed to be insignificant.

We intend to remeasure the derivative instruments at each reporting date and record the change in the fair value within other income, net in the consolidated statement of operations and comprehensive loss until the future tranche right/obligation is exercised or expires. We allocated the fair values of the preferred stock warrant liability of $8.9 million and the derivative liability of $0.8 million from the proceeds of the Series A-3 convertible preferred stock and the residual balance was allocated to the preferred stock.

Components of Results of Operations

Revenue

To date, we have generated our revenue from sales of the Snap system, including disposable pumps and infusion sets, to distributors that re-sell the products to insulin-dependent patients. We recognize revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

Revenue is generated from new customers who purchase the Snap system and from subsequent sales of disposable pump bodies and infusion sets to recurring customers. As we increase the adoption of our Snap system, we expect that sales of disposable pump bodies and infusion sets will increase and positively impact our gross margin.

We received a DME distribution license in the state of California in the second quarter of 2014. We are in the process of seeking accreditation from the Accreditation Commission for Health Care, or the ACHC, as a DME distributor. Once we receive that accreditation, we will begin to contract with health plans directly.

We expect that we will continue to focus our sales efforts in the United States for the near future. To increase sales, we plan to (i) expand our commercialization infrastructure, including our sales, marketing and reimbursement efforts, (ii) begin to sell a portion of Snap systems directly, (iii) expand our available market opportunity by obtaining FDA approval for a pediatric indication and the use of Novolog insulin cartridges in the Snap system and (iv) broaden third-party reimbursement for our products. We also expect that our sales will fluctuate on a quarterly basis in the future due to a variety of factors, including the impact of the buying patterns of our distributors and other customers.

Cost of Revenue

Cost of revenue primarily includes raw materials, labor and manufacturing overhead expenses, reserves for expected warranty costs and inventory obsolescence. Although revenue from sales of our Snap system exceeds our direct cost, currently, our total manufacturing costs, including overhead, exceed the revenue we generate from sales of our Snap system and thus all excess costs are recognized as a period expense in the period the costs were incurred. Accordingly, we have adjusted inventory down to reflect the values at the lower of cost or market.

Until May 2014, we manufactured the Snap system at our manufacturing facility in Sunnyvale, California. In May 2014, to reduce manufacturing costs we began to outsource manufacturing of our disposable pump bodies to a third-party manufacturer in China. The first commercial-ready disposable pump bodies from our contract manufacturer were ready in volume in July 2014. We continue to manufacture the Snap controllers in Sunnyvale, California. In addition to lower pump body manufacturing costs, we expect our per unit cost of the Snap system to decrease as sales volume increases due to our ability to spread our fixed overhead costs over a greater number of units. However, if sales volumes do not increase or we are not successful in our efforts to further reduce costs and improve our manufacturing process, the average cost of revenue per Snap system may not decrease and we may continue to realize negative gross margins.

We expect our overall gross margin to fluctuate in future periods as a result of various factors including the percentage of products sold directly, the volume and mix of products sold and the gross margins associated with those products, and our ability to realize manufacturing efficiencies as our actual production volume increases. We expect the gross margin on the disposable components of the Snap system to be higher than the gross margin on the Snap controller. Our $99 controller upgrade program may also affect future gross margins as the revenue to be collected for these controllers will be less than the manufacturing cost to be incurred.

Research and Development Expenses

Research and development expenses are charged to operations as incurred. Research and development expenses consist primarily of personnel costs within our product development, regulatory and clinical functions, and the costs of market studies and product development projects. We expect our research and development costs to increase as we hire additional personnel to support the reduction of production costs, as well as develop new products and product enhancements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include our sales and marketing, executive, finance and accounting, human resources and information technology functions. Sales and marketing-related expenses include personnel-related costs, advertising, promotional literature and activities, reimbursement support, customer support, training functions and attendance at industry conferences. General and administrative expenses include personnel-related costs, audit and legal expenses, consulting fees, insurance costs and facilities-related expenses. In addition, selling, general and administrative expenses include the costs related to our 28-day free trial offer.

We expect our sales and marketing costs to increase as we expect to hire additional sales representatives, clinical managers, reimbursement advocates and expand our patient care group in preparation to sell directly. We also expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and The NASDAQ Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest Expense

Interest expense consists of cash and non-cash components. The non-cash component of our interest expense consists of (i) interest recognized from the amortization of debt discounts derived from the issuance of warrants issued in conjunction with our outstanding convertible notes which are also capitalized on our balance sheets and (ii) interest recognized on our convertible notes which was not paid and was instead converted into shares of our convertible preferred stock or terminated. The capitalized amounts related to the debt discounts are generally amortized to interest expense over the term of the related debt instruments. As of September 30, 2014, there were no convertible notes outstanding.

The cash component of interest expense is related to our borrowings under our loan and security agreement with Silicon Valley Bank, which was repaid in full in September 2014.

Other Income, Net

Other income, net consists primarily of the change in fair value of our preferred stock warrant liability. Convertible preferred stock warrants are classified as a liability on our consolidated balance sheets and re-measured to fair value at each balance sheet date with the corresponding change recorded as other income. Upon the earlier of the exercise of the warrants, the termination of the warrants or the completion of a liquidation event, including the completion of this offering, the liability will be reclassified to stockholders’ equity, at which time it will no longer be subject to fair value accounting. Due to the recapitalization event in February 2014, warrants issued to preferred stockholders to purchase 440,379 shares of Prior Preferred Stock were terminated and are no longer subject to re-measurement.

Income Taxes

We account for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of our assets and liabilities and our financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

As of December 31, 2013, we had net operating loss carryforwards of approximately $90.1 million and $74.7 million for federal and state income tax purposes, respectively. If not utilized, these federal and state carryforwards will begin to expire in the years 2027 and 2017, respectively. As of December 31, 2013, we also had research and development tax credit carryforwards of approximately $1.8 million and $1.6 million for federal and state income tax purposes, respectively. If not utilized, the federal research and development credits will begin to expire in 2029 and the state research and development credits can be carried forward indefinitely. Included in the federal net operating loss carryforwards at December 31, 2013 is $17.9 million of net operating losses which are subject to limitations.

Utilization of our net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations included in the Internal Revenue Code of 1986, or Section 382, as amended and similar state provisions. As of December 31, 2013, we expect $8.3 million and $8.6 million of net operating losses for federal and state income tax purposes, respectively, to expire unutilized.

We have not finalized, as of the balance sheet date, our analysis to determine the annual 382 limitation. When finalized, we could determine that there are further limitations to the use of our NOLs or credits.

We assessed all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the positions sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit may change as new information becomes available.

Results of Operations

Comparison of the Nine Months Ended September 30, 2013 and 2014:

	Nine Months Ended September 30,		$ Change	% Change
	2013	2014
	(Unaudited)
	(In thousands)
Revenue	$135	$964	$829	* %
Cost of revenue	5,874	7,031	1,157	20

Gross loss	(5,739)	(6,067)	(328)	6

Operating expenses:
Research and development	2,868	3,429	561	20
Selling, general and administrative	6,971	13,581	6,610	95

Total operating expenses	9,839	17,010	7,171	73

Loss from operations	(15,578)	(23,077)	(7,499)	48
Interest expense	(429)	(351)	78	(18)
Other income, net	426	6	(420)	(99)

Net loss	$(15,581)	$(23,422)	$(7,841)	50%

*	Not meaningful

Revenue

We began selling our products with a limited launch of the Snap system in the second quarter of 2013. Revenue increased to $1.0 million for the nine months ended September 30, 2014 from $0.1 million for the nine months ended September 30, 2013, primarily due to the increase in the number of patients using the Snap system.

Cost of Revenue

Cost of revenue increased $1.2 million, or 20%, to $7.0 million for the nine months ended September 30, 2014 from $5.9 million for the nine months ended September 30, 2013, primarily resulting from increased sales volume partially offset by lower per unit costs. Lower per unit cost is a result of increased production volumes and transferring the manufacturing of our disposable pump bodies used in our Snap system to a lower cost third-party manufacturer. The negative gross margin in both periods includes an adjustment to inventory to reflect the value at the lower of cost or market. Due to the small sales and production volumes, excess manufacturing overhead costs were recorded as a period cost in both nine month periods.

Research and Development

Research and development expenses increased $0.6 million, or 20%, for the nine months ended September 30, 2014 compared to the same period in 2013, primarily due to a $0.3 million increase in personnel-related expenses to support additional development efforts, a $0.2 million increase in allocated facility costs due to the increase in headcount and a $0.1 million increase in tools, molds and other materials utilized in development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.6 million, or 95%, to $13.6 million for the nine months ended September 30, 2014 from $7.0 million for the nine months ended September 30, 2013, due to a $2.6 million increase in marketing-related expenses, a $2.5 million increase in personnel-related expenses as a result of increased headcount, each tied to the ongoing commercialization of the Snap system and a $1.5 million increase in legal and accounting expenses related to the growth in operations and preparations for becoming a public company.

Interest Expense

Interest expense decreased $0.1 million, or 18%, to $0.3 million for the nine months ended September 30, 2014 from $0.4 million for the nine months ended September 30, 2013, primarily due to a decrease in interest charges on our outstanding convertible notes, which were first issued during 2011 with additional borrowings during 2012. The notes were converted, along with all accrued interest, in February 2013 into our Series C convertible preferred stock. New convertible notes were issued in June 2013 and February 2014 and were fully converted to Series A-1 convertible preferred stock. In addition, our loan with a financial institution was fully repaid in September 2014.

Other Income, Net

Other income of $0.4 million for the nine months ended September 30, 2013 was primarily from the fair value re-measurement of warrant liabilities immediately prior to their termination in February 2014. There was no material change in the fair value of the convertible preferred stock warrants issued and the derivative liability in September 2014.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,		$ Change	% Change
	2012	2013
	(In thousands)
Revenue	$—	$292	$292	* %
Cost of revenue	—	8,280	8,280	*

Gross loss	—	(7,988)	(7,988)	*

Operating expenses:
Research and development	4,147	3,762	(385)	(9)
Selling, general and administrative	6,597	10,228	3,631	55

Total operating expenses	10,744	13,990	3,246	30

Loss from operations	(10,744)	(21,978)	(11,234)	105
Interest expense	(1,656)	(806)	850	(51)
Other income, net	1	510	509	*

Net loss	$(12,399)	$(22,274)	$(9,875)	80%

*	Not meaningful

Revenue

We began selling our products with a limited launch of the Snap system in the second quarter of 2013. No sales occurred in 2012. Revenue was $0.3 million for the year ended December 31, 2013.

Cost of Revenue

Cost of revenue was $8.3 million for the year ended December 31, 2013. There was no cost of revenue in 2012 as we did not begin to sell the Snap system until the second quarter of 2013. Cost of revenue in 2013 included an adjustment to inventory to reflect the value at the lower of cost or market. Additionally due to the small sales and production volumes, excess manufacturing overhead costs were recorded as a period cost.

Research and Development Expenses

Research and development expenses decreased $0.4 million, or 9%, to $3.8 million during the year ended December 31, 2013 from $4.1 million during the year ended December 31, 2012. The decrease was primarily attributable to $5.5 million in expenses recorded as cost of revenue in 2013 as a result of our limited launch of the Snap system in the second quarter of 2013. This decrease was offset by a $3.7 million increase in personnel-related expenses due to the increase in headcount and temporary personnel to support additional product development efforts, and a $0.6 million increase in tools, molds and other materials utilized in development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $3.6 million, or 55%, to $10.2 million during the year ended December 31, 2013 from $6.6 million during the year ended December 31, 2012. The increase was attributable to a $2.1 million increase in personnel-related expenses as a result of increased headcount and a $1.5 million increase in marketing, advertising and promotion-related expenses to support the launch of our Snap system in 2013.

Interest Expense

Interest expense decreased by $0.9 million, or 51%, to $0.8 million during the year ended December 31, 2013 from $1.7 million for the year ended December 31, 2012 as we incurred less interest charges, including amortization of the related debt discount, on our outstanding convertible notes. The total outstanding principal balance on the convertible notes at December 31, 2012 was $18.2 million, which included borrowings during 2011 and 2012. These notes were converted, along with all accrued interest, in February 2013 into our Series C convertible preferred stock. Beginning in June 2013, new convertible notes were issued and the total outstanding principal balance at December 31, 2013 was $16.0 million.

Other Income, Net

Other income, net was $0.5 million for the year ended December 31, 2013, compared to $1,000 for the year ended December 31, 2012. The change was attributable to a $0.5 million gain due to the re-measurement of the fair value of the convertible preferred stock warrant liabilities in 2013.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of operations data for each of the seven most recent quarters in the period ended September 30, 2014. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results of operations for a full year or for any future period.

	Three Months Ended,
	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sept. 30, 2014
	(In thousands)
Revenue	$—	$34	$101	$157	$243	$372	$349
Cost of revenue	1,768	2,157	1,950	2,405	2,136	2,650	2,245

Gross loss	(1,768)	(2,123)	(1,849)	(2,248)	(1,893)	(2,278)	(1,896)

Operating expenses:
Research and development	992	918	958	894	851	1,112	1,466
Selling, general and administrative	1,738	2,265	2,968	3,257	2,935	4,411	6,235

Total operating expenses	2,730	3,183	3,926	4,151	3,786	5,523	7,701

Loss from operations	(4,498)	(5,306)	(5,775)	(6,399)	(5,679)	(7,801)	(9,597)
Interest expense	(183)	(37)	(209)	(377)	(270)	(22)	(59)
Other income, net	95	152	180	83	5	—	1

Net loss	$(4,586)	$(5,191)	$(5,804)	$(6,693)	$(5,944)	$(7,823)	$(9,655)

Quarterly Trends

Our quarterly revenue increased quarter-over-quarter for all periods presented since the initiation of sales in the second quarter of 2013, except for the third quarter of 2014, which was consistent with revenue in the second quarter of 2014. Cost of revenue and the negative gross margin varied quarter to quarter primarily due to the charges recorded to inventory to reflect the value at the lower of cost or market. Due to the small sales and production volumes, excess manufacturing overhead costs were recorded as a period cost during each of the quarters.

To support the growth of our business, we have continued to add employees across all functional areas, with the increase in headcount and the resulting increase in personnel costs as the primary contributing factor to the sequential increases in our operating expenses for the quarters presented, except for the first quarter of 2014. Our total headcount increased from 53 as of March 31, 2013 to 114 as of September 30, 2014.

We expect seasonality in our business with increased revenue in the fourth quarter of each year and decreased revenue in the first quarter of each year. This seasonality will be driven by increased activity in the fourth quarter primarily due to many patients’ deductibles being met earlier in the year and certain patients’ desire to purchase new pumps prior to switching their health plans effective at the start of the next year.

Liquidity and Capital Expenditures

Since our incorporation in Delaware in November 2006, we have generated significant losses and expect to continue to generate losses for the foreseeable future. Our independent registered public accounting firm has expressed in its auditors’ report on our consolidated financial statements included as part of this prospectus a “going concern” opinion, meaning that we have suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt regarding our ability to continue as a going concern.

We have financed our operations primarily through sales of our preferred stock and convertible notes as well as through various other debt agreements. As of December 31, 2013 and September 30, 2014, we had $3.7 million and $20.2 million of cash and cash equivalents, respectively.

In November 2014, we entered into a credit agreement providing for $12.5 million principal amount of term loans. We also have the potential availability of a second tranche of incremental term loans for a principal amount from $5.0 million to $7.5 million subject to a successful completion of an IPO that results in aggregate gross proceeds of $60.0 million from the IPO and any concurrent private placement by June 30, 2015. The term loans bear interest at a rate of 6.75% or the three year Treasury rate at the date of the funding plus a margin of 5.65%, whichever is greater. The term loans under the credit agreement are secured by substantially all of our assets and mature in November 2018. Subsequent to the closing of the credit agreement, we have drawn down the initial $12.5 million available under the credit agreement.

Our credit agreement with Square 1 Bank contains certain restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets or enter into various specified transactions. The agreement also contains certain financial covenants, including minimum revenue and cash balance requirements, and financial reporting requirements.

We use our cash primarily to fund the research and development of our products and to fund our growing operations. Cash we use to fund operating expenses is affected by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

We believe that our existing cash and cash equivalents as of September 30, 2014 and the estimated net proceeds from this offering and the concurrent private placement, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We will need additional funding to fund our operations but additional funds may not be available to us on acceptable terms on a timely basis, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely harm our ability to execute on our business plan.

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Cash used in operating activities	$(9,818)	$(22,198)	$(15,734)	$(22,832)
Cash used in investing activities	(306)	(1,281)	(984)	(458)
Cash provided by financing activities	11,161	23,105	13,360	39,746

Cash Used from Operating Activities

During the nine months ended September 30, 2014, cash used in operating activities was $22.8 million, which consisted of a net loss of $23.4 million, adjusted by non-cash charges of $1.1 million and a net decrease of $0.5 million in our net operating assets and liabilities. The change in our net operating assets and liabilities was primarily the result of a $0.7 million increase in other assets as a result of the capitalized IPO-related costs and increase in prepayments to certain vendors. The increases were partially offset by a $0.7 million increase in accounts payable and accrued liabilities as a result of the growth in business.

During the nine months ended September 30, 2013, cash used in operating activities was $15.7 million, which consisted of a net loss of $15.6 million, adjusted by non-cash charges of $0.4 million and a net decrease of $0.5 million in our net operating assets and liabilities. The change in our net operating assets and liabilities was primarily the result of a $1.4 million increase in inventory as a result of our increased production for commercial activities that began in early 2013 and a $0.1 million increase in accounts receivable as a result of sales following the limited launch of our Snap system in the second quarter of 2013. The increases were partially offset by a $1.1 million increase in accounts payable and accrued liabilities as a result of the growth in business.

During the year ended December 31, 2013, cash used in operating activities was $22.2 million, which consisted of a net loss of $22.3 million, adjusted by non-cash charges of $0.9 million and a net decrease of $0.9 million in our net operating assets and liabilities. The decrease in our net operating assets and liabilities was primarily due to a $1.8 million increase in inventory as a result of an increase in production for commercial activities that began in 2013, a $0.2 million increase in prepaid expenses and other assets as a result of prepayments to certain vendors and a $0.1 million increase in accounts receivable as a result of sales following the limited launch of our Snap system in the second quarter of 2013. This decrease was partially offset by a $1.3 million increase in accounts payable and accrued liabilities as a result of our increased sales volume.

During the year ended December 31, 2012, cash used in operating activities was $9.8 million, which consisted of a net loss of $12.4 million, adjusted by non-cash charges of $2.1 million and a net increase of $0.5 million in our net operating assets and liabilities. The net increase in our net operating assets and liabilities was primarily the result of a $0.4 million increase in accounts payable and accrued liabilities as a result of the growth in business.

Cash Used in Investing Activities

Cash used in investing activities during the nine months ended September 30, 2014 was $0.5 million, primarily resulting from capital expenditures to purchase property and equipment.

Cash used in investing activities during the nine months ended September 30, 2013 was $1.0 million, primarily resulting from $0.9 million capital expenditures to purchase property and equipment and a $0.1 million increase in restricted cash for the collateral of corporate credit cards.

Cash used in investing activities during the years ended December 31, 2013 was $1.3 million, primarily resulting from $1.2 million of capital expenditures to purchase property and equipment and a $0.1 million increase in restricted cash for the collateral of corporate credit cards.

Cash used in investing activities during the years ended December 31, 2012 was $0.3 million, primarily resulting from capital expenditures to purchase property and equipment.

Cash Provided by Financing Activities

During the nine months ended September 30, 2014, cash provided by financing activities was $39.7 million consisting primarily of proceeds of $40.5 million from the issuance of convertible preferred stock, partially offset by $0.8 million in payments on bank borrowings.

During the nine months ended September 30, 2013, cash provided by financing activities was $13.4 million consisting primarily of proceeds of $8.1 million from the issuance of convertible preferred stock and proceeds of $6.0 million from issuance of the convertible notes, partially offset by $0.7 million in payments on bank borrowings.

During the year ended December 31, 2013, cash provided by financing activities was $23.1 million consisting primarily of proceeds of $8.1 million from the issuance of convertible preferred stock and proceeds of $16.0 million from issuance of convertible notes, partially offset by $1.0 million in payments on bank borrowings.

During the year ended December 31, 2012, cash provided by financing activities was $11.2 million consisting primarily of proceeds of $11.9 million from the issuance of convertible notes, partially offset by $0.7 million in payments on bank borrowings.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013, which includes the lease agreement entered into in June 2014 (in thousands):

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Loan payable	$217	$—	$—	$—	$217
Operating leases	406	1,356	1,354	777	3,893

Total contractual obligations	$623	$1,356	$1,354	$777	$4,110

We also had outstanding convertible notes in the amount of $16.0 million as of December 31, 2013 which was subsequently converted into Series A-1 preferred stock in February 2014.

We have commitments related to non-cancellable outstanding purchase orders for the purchase of materials. As of September 30, 2014, we had outstanding non-cancellable purchase commitments of $1.2 million.

In June 2014, we entered into a lease agreement for a new office and research facility in Milpitas, California. The lease term is for five years and is scheduled to commence on February 1, 2015 and end on January 31, 2020. The contractual obligations table above reflects the amounts due under the new lease.

In November 2014, we entered into a credit agreement providing for $12.5 million principal amount of term loans. We also have the potential availability of a second tranche of incremental term loans for a principal amount from $5.0 million to $7.5 million subject to a successful completion of an IPO that results in aggregate gross proceeds of $60.0 million from the IPO and any concurrent private placement by June 30, 2015. The term loans bear interest at a rate of 6.75% or the three year Treasury rate at the date of the funding plus a margin of 5.65%, whichever is greater. The term loans under the credit agreement are secured by substantially all of our assets and mature in November 2018. Subsequent to the closing of the credit agreement, we have drawn down the initial $12.5 million available under the credit agreement.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate our revenue from sales of our Snap system and the related disposable pumps and infusion sets to third-party distributors that resell our product to insulin-dependent diabetes patients. We are paid directly by the distributors. We currently do not sell directly to individual patients. Our revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred and title passed; the price is fixed or determinable; and collectability is reasonably assured. We apply these criteria as follows:

•	The evidence of an arrangement generally consists of contractual arrangements with distributors;

•	Transfer of title and risk and rewards of ownership are passed upon shipment of the pump to distributors;

•	The selling prices are fixed and agreed upon based on the contracts with distributors. We do not offer rebates to our distributors; and

•	We consider the overall creditworthiness and payment history of the distributor in concluding whether collectability is reasonably assured.

Inventory Valuation

We state inventory at the lower of cost or market, referred to as its net realizable value. Cost is determined using the first-in-first-out method. Currently, our manufacturing costs, including overhead, exceed the revenue we generate from sales of our Snap system. As a result, these excess costs are recorded as a period expense. Accordingly, inventory has been adjusted down to reflect the values at the lower of cost or market. We periodically review inventories for potential impairment based on quantities on hand, expectations of future use, the likelihood of scrapping or obsolescence of certain inventories and inventory with a cost basis in excess of its expected net realizable value.

Warranty Reserve

We provide a four-year warranty on the Snap controller to our end-user customers and may replace any controller that does not function in accordance with the product specifications. Additionally, patients may replace, at no cost to them or their payors, the disposable pump bodies or infusion sets that do not function in accordance with the product specifications. We record estimated warranty costs at the time of shipment based on the current product cost, and actual experience. We evaluate the warranty reserve quarterly and make adjustments when appropriate. Our actual warranty costs have not differed materially from estimated amounts reserved in the periods covered.

Stock-based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

We estimate the fair value of our stock-based awards using the Black-Scholes option- pricing model, which requires the input of highly subjective assumptions. Our assumptions are as follows:

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which is calculated as the average of the time to vesting and the contractual life of the options.

•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for employees’ options and the remaining contractual life for nonemployees’ options.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

We recorded stock-based compensation expense of $0.1 million and $0.2 million for the years ended December 31, 2012 and 2013, respectively, and $0.1 million and $0.4 million for the nine months ended September 30, 2013 and 2014, respectively. Subsequent to September 30, 2014, we granted options to purchase 738,819 shares of our common stock with an exercise price of $4.81 per share and we expect to continue to grant options and other equity-based awards in the future. As a result, we expect our stock-based compensation expense in future periods to increase accordingly.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; progress of our research and development efforts; the rights, preferences and privileges of our preferred stock relative to those of our common stock; equity market conditions affecting comparable public companies and the lack of marketability of our common stock.

In determining a fair value for our common stock, we estimated the enterprise value of our business using the option pricing back-solve method or the market approach. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method, or OPM, and the Probability Weighted Expected Return Method, or PWERM, or the hybrid method. The hybrid method applied the PWERM utilizing the probability of two IPO scenarios, and the OPM was utilized in the remaining private scenario.

The key subjective factors and assumptions used in our valuations primarily consisted of the selection of the appropriate market comparable transactions, the selection of the appropriate comparable publicly traded companies, the probability and timing of the various possible liquidity events and the discount for lack of marketability of our common stock.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The valuation methodologies we utilized are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make complete assurances as to any particular valuation for our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

For valuations after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the NASDAQ Global Market on the date of grant.

The intrinsic value of all outstanding options as of September 30, 2014 was $9.2 million based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Preferred Stock Warrant Liabilities

We have issued freestanding warrants to purchase shares of convertible preferred stock in connection with the issuance of various loan agreements and convertible notes payable and preferred stock financings in 2011 to 2014. We account for these warrants as a liability in our consolidated financial statements because the number of shares to be issued upon their exercise was outside our control or because the underlying instrument into which the warrants are exercisable contain deemed liquidation provisions that are outside our control.

The warrants are recorded at fair value using either the Black-Scholes option pricing model, other binomial valuation model or lattice model, depending on the characteristics of the warrants at the time of the valuation. The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income, net in the consolidated statements of operations and comprehensive loss. We will continue to re-measure the fair value of the warrant liabilities until: (i) exercise, (ii) expiration of the related warrant, or (iii) conversion of the preferred stock underlying the security into common stock in connection with an IPO.

Derivative Liability

We have issued rights to investors to participate in certain future financings in connection with our Series A-3 convertible preferred stock financing. These investors have a right to participate in a mandatory closing of the Series A-3 convertible preferred stock at the same price as the initial closing should certain financial and operational milestones be met. The decision to participate in the mandatory closing is outside our control. As a result, the future right/obligation has been recorded as a liability at inception on the consolidated balance sheet. At the end of each reporting period, changes in estimated fair value during the period are recorded in other income, net in the consolidated statement of operations and comprehensive loss. We will continue to adjust the carrying value of the derivative until the future tranche/obligation is exercised or expires. The fair value was determined using a hybrid method of binomial lattice option-pricing model and a probability of achieving the financing event required to trigger the future tranche right/obligation for the sale of Series A-3 convertible preferred stock. The binomial lattice option-pricing model use estimates of expected stock price movements over time. The expected magnitude and likelihood of stock price movement is predicated upon the expected volatility of a security’s return. The binomial lattice option-pricing model includes the following assumptions: expected volatility, expected term, risk-free interest rate, and the expected dividend yield. The estimated expected volatility was based on the volatility of common stock of a group of comparable, publicly-traded companies. The estimated expected term was based on the estimated time to liquidity event. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term.

Internal Control Over Financial Reporting

We identified a material weakness in our internal control over financial reporting related to our failure to adequately restrict access and segregate duties within our accounting system. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. More specifically, one individual has administrator access to our accounting system, which provides the one individual the ability to initiate, modify and record transactions and standing data in our financial system that impact key accounts and disclosures. Further, certain personnel were identified who have the ability to prepare and post journal entries without an independent review performed by someone without the ability to prepare and post journal entries. This material weakness did not result in any material misstatements to the consolidated financial statements. However, this material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

We have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	We hired a chief financial officer with the requisite knowledge and experience related to the accounting and reporting requirements applicable to public companies;

•	We are formalizing our accounting policies and internal control documentation and strengthening supervisory reviews by our management;

•	We are in the process of implementing controls and procedures to mitigate the risk of one person having administrative rights to the accounting system; and

•	We are in the process of adding additional accounting personnel, including a corporate controller hired in October 2014, and segregating duties amongst accounting personnel.

These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures. With the oversight of senior management and our audit committee, we have begun taking steps, and plan to take additional measures, to remediate the underlying causes of the material weakness.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2013 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or significant deficiencies. Material weaknesses and significant deficiencies may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. We had cash and cash equivalents of $3.7 million and $20.2 million as of December 31, 2013 and September 30, 2014, respectively, which consist of bank deposits and money market funds. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material effect on our consolidated financial statements.

We also had total outstanding loan payable of $0.7 million and convertible notes payable of $16.0 million as of December 31, 2013 which was subsequently converted into Series A-1 preferred stock in February 2014. As of September 30, 2014, we had no outstanding debt.

In November 2014, we entered into a credit agreement providing for $12.5 million principal amount of term loans. We also have the potential availability of a second tranche of incremental term loans for a principal amount from $5.0 million to $7.5 million subject to a successful completion of an IPO that results in aggregate gross proceeds of $60.0 million from the IPO and any concurrent private placement by June 30, 2015. The term loans bear interest at a rate of 6.75% or the three year Treasury rate at the date of the funding plus a margin of 5.65%, whichever is greater. The term loans under the credit agreement are secured by substantially all of our assets and mature in November 2018. Subsequent to the closing of the credit agreement, we have drawn down the initial $12.5 million available under the credit agreement.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which converges the FASB and the International Accounting Standards Board standards on revenue recognition. Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. This guidance is effective for the fiscal years and interim reporting periods beginning after December 15, 2016, at which time we may adopt the new standard under the full retrospective method or the modified retrospective method. Early adoption is not permitted. We are currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities, or Topic 915: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. ASU 2014-10 simplifies the accounting guidance by removing all incremental financial reporting requirements for development stage entities. The amendments related to the elimination of the inception-to-date information and other disclosure requirement of Topic 915 should be applied retrospectively and are effective for annual reporting periods beginning after December 15, 2014 and interim periods therein. Early adoption is permitted. We have early adopted ASU 2014-10 effective as of January 1, 2013. Adoption of this standard had no impact on our financial position, results of operations or cash flows; however, the presentation of our consolidated financial statements has been changed to eliminate the disclosures that are no longer required.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective in the first quarter of 2016 with early adoption permitted. We do not believe the impact of adopting ASU 2014-15 on our consolidated financial statements will be material.

BUSINESS

Overview

We are a medical device company with the mission of improving and simplifying the management of diabetes patients and healthcare practitioners. Our first commercial product, the Asante Snap™ Insulin Pump System, or the Snap system, is the first and only pump featuring a modular design with pre-filled insulin cartridges and disposable pump bodies, intended to be used for up to a week, which are utilized in combination with a slim, lightweight controller intended to be used for four years. The modular design is enabled by several technological innovations including an innovative pump drive mechanism. Traditional insulin pumps require users to fill the pump’s reservoir multiple times per week from a vial of insulin with a syringe-type system, which is time consuming and cumbersome. The Snap system’s cartridges are pre-filled with 300 units of insulin and slide directly into the disposable pump body. The Snap system’s modular design enables a novel, consumer-oriented business model with free trials, $99 upgrades and lower upfront costs. The Snap system’s use of pre-filled insulin cartridges and its novel interface enable a pump that is simple to learn, set-up and use. As a result, based on independent market research, our own research and analysis and our limited commercial experience to date, we believe that the Snap system is an attractive choice as a first pump for individuals initiating insulin pump therapy, as well as for existing pumpers seeking greater ease of use. In January 2013, we received regulatory clearance, which we refer to as 510(k) clearance, from the U.S. Food and Drug Administration, or the FDA, to market the Snap system. Currently, the Snap system is only approved for use by adults over the age of 21 and has 510(k) clearance for use only with Humalog insulin cartridges which represent approximately 50% of the pre-filled insulin cartridge market. We initiated a limited launch in the second quarter of 2013 and intend to use the proceeds of this offering to accelerate commercialization of the Snap system in the United States.

We developed the Snap system to be a full-featured pump that is easy to use and that addresses several barriers to adoption for patients who have resisted insulin pump therapy in favor of multiple daily injections using a syringe or insulin pen. These barriers include complexity of pump set up, complexity of ongoing pump use, high out-of-pocket cost of pump acquisition, inability to try the pump before purchasing, and the need to make a four-year commitment to therapy consistent with payor reimbursement cycles. Our solution addresses these concerns both through product features of the Snap system and a novel consumer-oriented business model enabled by the Snap system’s modular design, including:

•	Pre-filled insulin cartridges, auto-priming and intuitive user interface increases ease of use. A key feature of the Snap system is the pre-filled insulin cartridge, which saves pump set up steps and allows users to simply change insulin cartridges approximately once a week instead of having to use a vial and syringe to fill the pump reservoir two to three times per week as is necessary with insulin pumps currently available, which we refer to as traditional pumps. We believe that this saves as many as 120 steps and as much as 25 minutes per week, as well as reduces the potential for troublesome air bubbles. The Snap system also incorporates a technology that allows for auto-priming, whereby, without user intervention, the infusion tubing is automatically and rapidly filled with insulin every time a new cartridge is inserted. In addition, the disposable pump body, which contains a fresh battery, is replaced every week, eliminating the need to change or charge a battery. Our marketing literature and advertising campaigns highlight the short set-up time with a tagline of “Less prep time. More life time.” The Snap system is also slim and lightweight, weighing 25% less than the leading traditional pump, and has an intuitive user interface.

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Modular design enables novel business model with free trials, $99 upgrades and lower upfront costs. Instead of pump candidates generally needing to make a purchase commitment by simply looking at demo pumps in the healthcare provider’s office, patients can actually wear the Snap system and pump insulin for up to 28 days at no cost to them or the payor. In our limited commercial experience, over a twelve month period, 207 out of our 350 trial users, or approximately 59%, purchased the Snap system after the free trial period. Additionally, we offer patients the ability to upgrade their controller—the electronic pump component designed to be used for four years—any time there is a significant Asante product release for a fee of $99 per upgrade. We believe that this will differentiate us in a marketplace where major innovations can and should occur much more rapidly than the standard four-year reimbursement cycle. Finally, the upfront cost for the Snap system is expected to be approximately $1,000, when sold directly, in comparison to traditional pumps, which have upfront costs typically ranging from $4,000 to $6,000. We believe that the significantly lower upfront cost relative to traditional pumps is attractive to patients who often have out-of-pocket insurance co-pays of approximately 20% of the costs.

Following receipt of FDA 510(k) clearance, we conducted three market research studies to test our go-to-market hypotheses in 2013 prior to our domestic product launch and a fourth market research study in 2014. One of the studies was a comparative study designed to understand the interaction between devices and the people who use them, or a comparative human factors study, which was initiated in 2013 and expanded in 2014 by Human Factors MD, an independent third-party market research firm. This study compared the Snap system to the market-leading (Medtronic) pump using 58 subjects that were managing their diabetes with multiple daily injections. Participants used both the Snap system and the market-leading pump over a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user. Study subjects found using the Snap system to be faster and easier to learn than the market-leading pump. When given a choice, 97% of the participants preferred the Snap system to the leading competitor. The same study demonstrated that exposure to the Snap system nearly doubled patient preference for pump therapy over multiple daily injections. Our other two pre-launch market research studies, one of which was conducted in the United States and one of which was conducted in the United Kingdom, compared the Snap system to traditional insulin pumps using subjects that were already managing their diabetes through insulin pump therapy using a traditional pump system. The U.K. study enrolled 19 participants and found that 35% of the participants preferred the Snap system to their current pump after wearing the Snap system for four weeks. The U.S. study enrolled 34 participants, 19 of whom were also diabetes educators, and found that 45% of the subjects said they were more likely to choose the Snap system as their next insulin pump after wearing the Snap System for four weeks. Further, the diabetes educator participants said that the Snap system would be a good choice for 57% of their patients.

In late 2014, Human Factors MD, conducted an additional study to compare the Snap system to the Tandem t:slim pump with a touchscreen using 30 subjects that were managing their diabetes with multiple daily injections. Participants used both the Snap system and the Tandem t:slim pump over approximately a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user. Study subjects found the Snap system to be faster and easier to use. Further, participants rated both pumps on the System Usability Scale, or SUS, a validated scale that has become a standard in system usability. Based on the SUS, participants rated the Snap system as more usable than the Tandem t:slim pump. Overall, 60% of the participants preferred the Snap system over the Tandem t:slim pump (although preference for the Snap system was not statistically significant, which means that this result could have occurred by chance rather than based on an actual participant preference).

Our limited launch in the second quarter of 2013 was designed to provide us with early real-world commercial experience while we worked to significantly reduce our cost of goods and expand our addressable market. Our direct cost per disposable pump body was reduced by 70% from 2012 to May 2014 and by an additional 70% from May 2014 to July 2014 through process optimization and manufacturing transfer to an off-shore contractor. The first commercial-ready disposable pump bodies from our China-based contract manufacturer were ready in volume in July 2014. In parallel, we have been working to expand our addressable market opportunity through the filing of separate 510(k) applications with the FDA for use of the Snap system with pediatrics (age 10 through 21), which we submitted and the FDA accepted for review in the first quarter of 2015, and for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge which we plan to submit to the FDA in 2015; as currently the Snap system has 510(k) clearance for use only with Humalog cartridges. The pediatric population represents a significant portion of the installed base of pumpers and a significant future opportunity for us. Even after we receive FDA clearance for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge, we will not be able to launch the sale of the Snap system for use with Novolog until we receive new Unomedical infusion sets that are designed to work with Novolog pre-filled insulin cartridges. Novolog, produced by Novo Nordisk, an affiliate of one of our greater than 5%

stockholders, and Humalog, produced by Eli Lilly, each have approximately half of the rapid-acting pre-filled insulin cartridge market. Both Humalog and Novolog are similar types of rapid-acting insulin and are often prescribed interchangeably, though physician preference, perceived differences in efficacy and brand loyalty may lead patients to opt to use only one of these insulin therapies. Additionally, physicians and diabetes educators may be reluctant to recommend the Snap system to patients until we receive FDA approval for use with Novolog pre-filled insulin cartridges due to the perceived additional administrative burden for physicians and diabetes educators of needing to determine which patients are Humalog users before recommending the Snap system.

We have initiated our launch of MySnap™ which provides aesthetic enhancements to the current Snap system, with a color screen and options for user customization of the color and aesthetic features of the pump controller. Our product development strategy also includes designing additional features including wireless communication capabilities, integration with continuous glucose monitoring systems and blood glucose monitoring systems, creating partnerships with open source data companies to allow end-user and professional application development and additional aesthetic enhancements. In August 2014, we entered into a memorandum of understanding related to the development and commercialization of a smartphone application with Dexcom, a manufacturer of continuous glucose monitoring systems. Under the terms of this arrangement, we will integrate data from the Snap system with Dexcom’s G5 sensor data into Dexcom’s smartphone application to allow users to simultaneously access continuous glucose monitoring and pump data as they manage their glucose levels.

The Market Opportunity

Overview

Diabetes is a chronic, life-threatening disease that impacts an estimated 347 million people worldwide and approximately 30 million people in the United States. Diabetes is characterized by the body’s inability to properly metabolize glucose. Management of glucose is regulated by insulin. Insulin is a hormone that allows cells in the body to absorb glucose from blood and convert it into energy. In people without diabetes, the body releases small amounts of insulin regularly throughout the day and night and additional amounts of insulin when eating meals.

The two primary types of diabetes are Type 1 and Type 2 diabetes. Type 1 diabetes is caused by an autoimmune response in which the body attacks and destroys the insulin-producing cells of the pancreas. As a result, the pancreas can no longer produce insulin, requiring patients to administer daily insulin injections. We believe that approximately 1.7 million people have Type 1 diabetes in the United States.

Type 2 diabetes occurs when the body does not produce enough insulin to regulate the amount of glucose in the blood, or when cells in the body become resistant to insulin. Initially, many people with Type 2 diabetes attempt to manage their diabetes with improvements in diet, exercise and oral medications. However, as their diabetes advances, some patients progress to daily rapid-acting insulin therapy. We believe that approximately 4.8 million people in the United States with Type 2 diabetes are insulin dependent.

In 2014, approximately 6.5 million people in the United States require daily administration of insulin, which includes approximately 1.7 million people with Type 1 diabetes and approximately 4.8 million people with Type 2 diabetes who are insulin dependent. Throughout this prospectus, we refer to the combination of people with Type 1 diabetes and people with Type 2 diabetes who are insulin dependent as “people with insulin-dependent diabetes.”

People with insulin-dependent diabetes require intensive insulin therapy to manage their blood glucose levels within a healthy range, which is typically between 70-125 milligrams per deciliter, or mg/dL. Blood glucose levels can be affected by many factors, such as type or quantity of food eaten, illness, stress and exercise. Hypoglycemia, or low blood glucose levels, can cause a variety of long or short-term effects or complications, including damage to various tissues and organs, seizures, coma or death. Hyperglycemia, or high blood glucose levels, can also cause a variety of long-term effects or complications, including cardiovascular disease and damage to various tissues and organs. Hyperglycemia can also cause the emergency condition known as diabetic ketoacidosis, which can result in vomiting, shortness of breath, coma or death.

Insulin-Dependent Diabetes Therapies

The two primary therapies practiced by people with insulin-dependent diabetes are insulin injections and insulin pumps, each of which is designed to supplement or replace the insulin-producing function of the pancreas.

•	Multiple Daily Injection Therapy (MDI). Multiple daily injection therapy, or MDI therapy, involves the use of syringes or insulin pens to inject insulin into the person’s body up to six times per day. MDI therapy involves the administration of a rapid-acting insulin before meals, called a bolus dose, to bring blood glucose levels down into the healthy range. MDI therapy requires one or two separate daily injections of a long-acting insulin to control glucose levels between meals, or basal rate.

•	Insulin Pump Therapy. Insulin pumps are used to perform what is often referred to as continuous subcutaneous insulin infusion, or insulin pump therapy, and typically use a programmable device and an infusion set to administer insulin into the person’s body. In comparison to MDI therapy, which requires the use of two different types of insulin, insulin pump therapy uses only rapid-acting insulin to fulfill both mealtime (bolus) and background (basal) requirements. Insulin pump therapy allows a person to customize their bolus and basal insulin doses to meet their insulin needs throughout the day, and is intended to more closely resemble the physiologic function of a healthy pancreas. Some insulin pumps connect to disposable infusion sets, which we refer to as tubed pumps, and some adhere directly to the skin, which we refer to as tubeless or patch pumps. The U.S. insulin pump market is expected to be approximately $1.4 billion in 2014 and Close Concerns estimates that the compound annual growth rate will be 8.6% over the next four years, growing the market to $1.9 billion in 2018.

According to the American Association of Diabetes Educators, insulin pump therapy is considered the “gold standard” of care for people with insulin-dependent diabetes. Insulin pump therapy has been shown to provide people with insulin-dependent diabetes with numerous advantages relative to MDI therapy, such as:

•	Eliminating individual insulin injections, which can be up to six times per day;

•	Delivering insulin more accurately and precisely than injections, with the ability to customize bolus and basal insulin deliveries—even in small increments;

•	Resulting in fewer large swings in blood glucose levels;

•	Reducing severe low blood glucose episodes;

•	Often improving hemoglobin A1c, a common measure of a patient’s trailing three-month average blood glucose level;

•	Eliminating unpredictable effects of intermediate or long-acting insulin; and

•	Providing greater flexibility with meals, exercise and daily schedules, which can improve quality of life.

Notwithstanding the potential advantages of insulin pump therapy, we believe that in 2014 only 28% of the U.S. Type 1 diabetes population (or approximately 470,000 people) use an insulin pump. Approximately 2% of the U.S. Type 2 diabetes population on insulin (or approximately 100,000 people) use an insulin pump.

Barriers to Greater Insulin Pump Penetration

We believe that the adoption of insulin pump therapy has been limited by the perceived shortcomings of the insulin pumps that are currently available, which we refer to as traditional pumps, and the barriers created by the business models of insulin pump companies. These product shortcomings and barriers to pump adoption include:

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Time-consuming and difficult pump set up. Traditional insulin pumps require users to fill the pump’s reservoir and change out the insulin multiple times per week. This process can take almost nine minutes and as many as 64 steps per setup representing about 26 minutes and 180 steps in a week. The user must use a syringe to draw insulin from a vial into the pump reservoir, tap to remove air bubbles, rewind the pump, insert the reservoir into the pump, advance the pump and prime the tubing. The complicated nature of pump set up can act as a deterrent for people using MDI therapy to switch to pump therapy.

•	Difficult to learn, teach and use. We believe traditional pumps have been designed, engineered and sold without an adequate focus on the patient. As a result, learning how to use and then operating traditional pumps can be difficult. This complexity leads to significant patient barriers for pump therapy adoption, creates hesitancy on the part of providers to convert MDI patients to pump therapy and can generate substantial support burdens for both the manufacturer and provider alike.

•	Limited or no opportunity to try before purchasing. We believe that no other pump company offers a free trial program as an integral part of its strategy. While some companies may offer demo products to an office or a 30-day money-back policy to a patient, we believe that such programs require significantly higher commitment, provide a significantly lower benefit and result in potentially inconsistent product quality to the patient and provider. Our experience shows that many medical offices do not offer patients demo pumps to use outside of the office, and if offered, the pump is generally loaned for a limited period and utilizes saline, not insulin; thus, the patient will not personally experience the full benefit of pump therapy. We also believe that office demo pumps do not have adequate controls to assure sufficient quality between patient uses if delivering insulin. Some pump companies may offer a 30-day return policy, but such a policy requires extensive insurance processing, a commitment for a substantial upfront payment and a complex return process. The return process is time consuming and requires a third-party payor, and potentially a distributor, to reverse the pump purchase transaction.

•	Limited product upgrade opportunities. Most insurance companies will only pay for a new insulin pump once every four years, which generally means patients are using the same pump, features and technology for the entire time period, despite advancements that may be made. On an irregular basis, pump companies may offer upgrades to existing patients for a variable fee that can often be as high as $500.

•	High cost of pump acquisition. Traditional pumps cost approximately $4,000-$6,000 upfront to acquire, which is split between the payor and the patient depending on the health plan. Assume, as an example, a common 80% payor, 20% patient split of the costs. In this instance, a patient would have to pay approximately $1,000 out-of-pocket as a co-pay for a therapy that they do not know if they wish to embrace (given the limited ability to try before purchasing), for a pump product they may perceive as complex to learn and use, and, given current reimbursement policies, is a product decision they generally maintain even if superior technologies are released into the marketplace.

We believe that these shortcomings of traditional pumps have greatly limited the adoption of pump therapy. By addressing these issues, there is a meaningful opportunity to not only motivate eligible MDI patients to adopt pump therapy, but also to address the concerns and unmet needs of traditional insulin pump users.

Our Solution

Our Snap system is a full-featured pump that we believe is an attractive choice as an initial pump for individuals starting insulin pump therapy, as well as for existing pumpers seeking greater ease of use. The Snap system is the first and only modular pump that uses a pre-filled insulin cartridge. We are employing a novel, consumer-oriented business model, enabled by the Snap system’s modular design that deviates from traditional pump company business practices. We believe that the key elements of our business model and differentiated product features of the Snap system include:

Consumer-Oriented Business Model

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Free trial. We believe that we are the only pump manufacturer that offers patients a free trial program as an integral part of its strategy. Instead of simply viewing various demo pumps in the healthcare provider’s office, patients can use the Snap system to pump insulin for up to 28 days at no cost to them or to payors. During the trial period, we also provide the support of a diabetes educator to assist with the transition to the Snap system. We believe that this will reduce some of the barriers to starting on a pump, since traditional pumps cost approximately $1,000 out-of-pocket to the patient just to get started, and many patients do not know if they will actually prefer pumping over MDI therapy. We believe that patients will find the Snap system easy to learn and to use and that this will lead them to continue on insulin pump therapy with the Snap system. Our limited commercial experience to date suggests approximately 59% of users purchase the Snap system after the free trial period. Our ability to offer the free trial program is directly related to the Snap system’s modular design as the disposable pump bodies are simply discarded and we are able to cost-effectively reuse the returned trial controllers by performing a simple test on the electronics. In contrast, traditional pump companies would be lending to the patient a significantly higher-priced technology and, once returned, they would need to perform both mechanical and electronic testing. Other manufacturers may offer 30-day return policies, but they still require a high upfront payment and patient may be delayed or have difficulty getting reimbursed for the out-of-pocket costs of returning a pump due to often complex, protracted interactions with pump companies, payors and/or distributors. In contrast, patients taking advantage of our free trial period do not incur any out-of-pocket costs to begin using the Snap system and do not have to involve pump companies, third-party payors or distributors in an attempt to be reimbursed for out-of-pocket costs should they decide during the free trial period that they do not want to continue using the Snap system.

•	$99 upgrade program. The modular design of the Snap system allows us to offer a program through which patients can upgrade their controller for only $99 any time there is a significant Asante product release. We believe this will differentiate us in a marketplace where major innovations can and should occur more quickly than the standard four-year reimbursement cycle. We believe this difficult-to-replicate upgrade program (due to traditional pump companies’ high cost of replacing integrated pumps) will increase the Snap system’s attractiveness and increase patient loyalty. It will also mitigate patient and provider concerns that they will have to function without a major competitive or technological innovation for multiple years as they know that during our future upgrade cycles they will be able to obtain our latest technology for only $99.

•	Lower cost to start / “Pay as you pump”. The upfront cost for the Snap system is expected to be approximately $1,000 when sold directly in comparison to traditional tubed pumps, which have upfront costs ranging from $4,000-$6,000. We believe the significantly lower cost relative to traditional tubed pumps will be attractive to patients who often pay approximately 20% of the costs out-of-pocket. We believe that patients will view paying approximately $200 for the Snap system to be less of a barrier than paying approximately $1,000 for a traditional tubed pump, whether for MDI patients evaluating switching to pump therapy or existing pump users contemplating switching pumps. We refer to our pricing model as “pay as you pump,” given the greatly reduced upfront cost and the overall cost of therapy spread over time with the ongoing use of disposable pump bodies. From an insurance carrier perspective, we believe the “pay as you pump” model reduces the risk of patient attrition and therapy noncompliance. Patient attrition relates to the fact that patients often switch insurance carriers within the four-year cycle due to either employees switching employers, employers changing insurance carriers, or employees changing insurance carriers.

Differentiated Patient Experience

•	Easy set up. The Snap system uses cartridges pre filled with 300 units of insulin, thus eliminating the need to transfer insulin from a vial into a pump reservoir. Users simply insert the pre-filled cartridge into the pump body, and when the tubing connector is attached to the pump body, the infusion-set tubing is automatically primed.

•	Pre-filled insulin cartridge. The Snap system is the only modular insulin pump that uses pre-filled cartridges. Already filled with 300 units of insulin, these “snap-in” cartridges completely eliminate having to fill the reservoir, helping to prevent errors and saving the user significant steps and time. Other pumps require the user to fill the insulin reservoir, often using a syringe to draw insulin from a vial into the reservoir, tapping to remove air bubbles, and many other steps. As an example, traditional insulin pumps can take up to 20 steps simply to fill the reservoir, while the Snap system takes zero steps. The use of pre-filled cartridges also decreases the potential for air bubbles to form in the infusion set or reservoir. With a pre-filled cartridge, the insulin avoids the air entrapment, and pressurization and agitation of the insulin that occurs when filling a traditional reservoir. Traditional vial filling often leads to the insulin absorbing air into the solution or air being entrapped within the cartridge. Any time this occurs with a traditional pump, the user must purge the air bubbles from the tubing following a time consuming process that wastes insulin to ensure that the insulin pump is delivering therapeutic insulin into the body and not air.

•	Auto-priming. Priming refers to the process of pushing insulin through the infusion set tubing to ensure there is no air in the way of insulin delivery. To do this, traditional pumps require the user to go through the process of pushing buttons, advancing, holding buttons, waiting, and watching for air bubbles. The Snap system eliminates these steps since as soon as the user connects the tubing to the disposable pump body, the tubing is automatically filled with insulin. Priming with the Snap system takes seconds, whereas traditional pumps can take over three minutes to prime, two to three times per week and manufacturers may recommend the user hold the tubing vertically during this entire process.

•	Less frequent set up. Most traditional pumps recommend changing insulin, reservoir and tubing every two to three days. Each time, the user needs to repeat the process of filling the reservoir with insulin from a vial and priming the pump, a combined process which may take up to 26 minutes per week. With the Snap system, the user changes the insulin and tubing approximately once a week and switches the infusion site two to three times per week. The Snap system uses cartridges that are pre-filled with 300 units of insulin which, depending on patient-specific insulin usage, will last up to a week. When combined with the simplicity of pre-filled cartridges and auto-priming, a Snap system user is spending a lot less time with the pump and a lot more time living as referenced in our consumer advertising tag line “Less prep time. More life time.”

•	Easy to learn and teach with intuitive user interface. The Snap system’s easy set up and intuitive user interface enables users to spend less time learning how to use the pump and allows them to operate it more easily. In a comparative study conducted by an independent third-party market research firm, the Snap system was considered easier to use than the market-leading pump on delivering a bolus, using the bolus calculator, managing basal rates, changing insulin and other tasks. We believe the ease of use and learning of these features also allows healthcare providers to spend more time on advanced pump training and diabetes care education, rather than on the basic mechanics of the pump. The Snap system features easy-to-read text, simple language and audio feedback. The user interface is designed to provide an on-screen label describing the function of each of the control buttons, never forcing the user to remember or guess at their function. We believe the ease with which our pump can be learned and taught will help attract current insulin pump users as well as people who may have been frustrated or intimidated by traditional pumps.

•	Slim, lightweight and water resistant. The Snap system is slim and approximately 25% lighter than the market-leading pump. Weighing approximately three ounces, the Snap system is the lightest tubed insulin pump available on the market. Its compact design also makes it user-friendly in that it can be easily slipped into a pocket or other clothing. The Snap system is water resistant and, following implementation of some minor changes to the product, we anticipate receiving a higher water resistance score in 2015 that indicates that the Snap system is capable of complete submersion in water for an extended period of time.

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Integrated battery. Traditional pumps require the user to monitor battery levels and either replace or recharge the battery on a frequent basis. The Snap system’s innovative modular design means that the battery is housed within the disposable pump body and that each new disposable pump body contains a new battery. End users never need to change or charge a battery with the Snap system, nor purchase one separately. By designing the Snap system to ensure that the battery life exceeds the life of the insulin cartridge, we were able to eliminate the need for the user to monitor the battery as a part of routine therapy.

•	Novel safety features. In addition to having fewer steps in pump setup with fewer chances for error, the Snap system also has all the basic safety features found in most pumps including occlusion (blockage) detection, low-insulin alarm and temporary basal alerts (reminders that users have switched to their temporary basal settings versus their regular settings). However, the Snap system has additional safety features such as a drop-detector alarm, a wet-pump alarm and advanced optical-occlusion detection not found on other commercial pumps. The drop-detector alarm alerts the user if the pump has been dropped with sufficient force that it could cause possible damage. If this happens, the disposable pump body can be replaced in minutes. The wet-pump alarm is an additional safety feature that is designed to notify the user of the chance that water has penetrated the inside of the pump, which is designed to be water resistant. Optical-occlusion detection notifies a user quickly when the insulin flow path is blocked resulting in less missed insulin versus many other pump systems. This quicker detection is due to the Snap system’s innovative design which utilizes optical technology to detect when the flow path is blocked.

•	Full-featured pump. The Snap system includes many attractive features such as:

•	A smart bolus feature for easy calculation, recommendation and control of bolus delivery;

•	An insulin-on-board notification that lets the user know how much unused insulin is already in the patient’s body;

•	A missed insulin alert to inform the user of how much basal insulin was missed when the user disconnected or put the pump in stop mode;

•	A carbohydrate counter that automatically sums user-entered carbohydrates to avoid arithmetic errors;

•	Four separate basal profiles, each with up to ten rates available;

•	An automatic logbook which captures bolus and basal history, alarm history, daily total insulin delivered for the last thirty days; and

•	Averages of various statistics to assist the user and healthcare provider when they are assessing making changes.

•	Customizable design. Since pumps are worn every day, many consumers do not want to wear a ‘drab’ or ‘boring’ medical device. The Snap system allows users to choose among multiple colors to personalize their insulin pump. This feature of our new MySnap pump allows users to go to the Asante Snap website, www.snappump.com, and choose their personalized color combination which is then manufactured to order. Our new MySnap pump will also features a highly-readable color LCD screen.

Our Strategy

Our goal is to improve and simplify the management of diabetes through commercialization of our Snap insulin pump system. We intend to accomplish this by pursuing the following business strategies:

•	Promote awareness of the Snap system to both penetrate the existing pump market and convert current MDI patients to pump therapy. We are focused on educating patients, endocrinologists and Certified Diabetes Educators about the advantages of the Snap system relative to MDI therapy and alternative pump options. We believe that the Snap system addresses the barriers to adoption for patients who have resisted insulin pump therapy in favor of MDI therapy and has the potential to expand the current insulin pump market. The Snap system’s modular design enables a novel business model with free trials, $99 upgrades and lower upfront costs, while the Snap system’s pre-filled insulin cartridges, auto-priming and intuitive user interface drive ease of use.

•	Expand our sales and marketing infrastructure to drive adoption of our Snap system. We launched the Snap system on a limited basis in mid-2013. Our U.S. salesforce is currently comprised of 20 territory managers, 14 of whom joined the company since March 2014. We also have partnerships with 12 independent distributors. We intend to use a portion of the proceeds of this offering to accelerate the commercialization of the Snap system including hiring additional sales representatives to target additional high priority markets in the United States. While we do not currently have any commercial efforts outside the United States, we intend to selectively evaluate international commercialization opportunities in the future. In preparation for potential commercialization in Europe and Canada, we maintain ISO-13485 and CMDCAS, or Canadian Medical Devices Conformity Assessment System, certification and CE Marking of the Snap system.

•	Expand the addressable market opportunity for the Snap system. The current Snap system is approved for use by patients age 21 and over (which represents over 70% of people with Type 1 diabetes in the United States) and only is compatible with Humalog insulin (which represents approximately half of the rapid-acting insulin market). We are working to expand our addressable market opportunity through the filing of separate 510(k) applications with the FDA for use of the Snap system with pediatrics (ages 10 through 21), which we submitted and the FDA accepted for review in the first quarter of 2015, and for use with a cartridge pre-filled with Novolog insulin which we plan to submit to the FDA in 2015. We are also working to enhance our system to appeal to patients who value compatibility with continuous glucose monitoring systems. In August 2014, we entered into an arrangement with Dexcom to integrate data from our pump system into their smartphone application in the future to allow a user to simultaneously access continuous glucose monitoring and pump data as they manage their glucose levels.

•	Enhance our existing product offering and introduce additional innovative products. We will continue to develop enhancements to our existing Snap system and other products that simplify the management and treatment of diabetes. We have initiated our launch of MySnap, which provides aesthetic enhancements to the current Snap system, with a color screen and options for user customization of the color and aesthetic features of the pump controller. We are currently developing our next generation pump, Snap 2.0 which will include enhancements such as wireless connectivity, CGM integration, aesthetic / design improvements and an open data platform.

Our Snap Insulin Pump System

We have introduced our first product, the Snap Insulin Pump System, to the market which received 510(k) clearance from the FDA in January 2013. We commercially introduced the Snap system in the United States in the second quarter of 2013 on a limited basis.

Components of the Snap System

There are four components of the Snap system:

•	Disposable pump body. The disposable pump body is unique to the Snap system. The disposable pump body houses the pre-filled insulin cartridge and contains the moving parts that deliver insulin through the infusion set tubing to the body. The disposable pump body, which is designed to be used for up to one week, has its own battery which never needs to be charged, changed or separately purchased. The system gets a fresh battery when the patient changes to a new disposable pump body. The pre-filled insulin cartridge and disposable pump body cannot be reused. The disposable pump body automatically and rapidly primes the infusion set with insulin upon insertion of a new pre-filled insulin cartridge. The disposable pump body can also store a backup copy of the user’s settings. This backup copy can be uploaded to a new controller to make upgrades easy and to quickly recover from a lost or damaged controller.

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Pre-filled insulin cartridge. The Snap system uses a pre-filled, glass insulin cartridge with a membrane at one end that is punctured by the recessed needle in the infusion set and a rubber stopper at the other end, which advances to drive insulin out of the cartridge. The 300-unit pre-filled insulin cartridge fits into a cylinder in the disposable pump body. When the insulin cartridge is empty, the user replaces it along with the disposable pump body. The use of pre-filled insulin cartridges decreases the presence of air bubbles, as insulin is never being removed from a vial, pressurized and injected into a reservoir. Glass is generally preferred to plastic for insulin storage because it is more chemically inert. Our competitors who use plastic reservoirs to store and deliver insulin instead of glass cartridges recommend or require changing the reservoir and insulin every two to three days instead of the seven-day labeling for the Snap system. The Humalog pre-filled, glass insulin cartridges have been tested and found to be safe for use in the Snap system for up to seven days. The Snap system currently accommodates only a pre-filled Humalog cartridge, but we plan to expand compatibility with Novolog insulin. Each specific insulin cartridge will likely require a modification of the pump body to accommodate the specific dimensions of the pre-filled insulin cartridge and must be cleared by the FDA through the 510(k) clearance process. All pre-filled insulin cartridges used in the Snap system, the same pre-filled insulin cartridges that are also used in insulin pens, are manufactured and sold independently from us and are purchased directly by the patient without our involvement.

•	Controller. The controller is the portion of the Snap system with the screen and buttons that houses the electronics and software which control the pump. The controller is designed to last for four years. Five buttons (one on each side of the screen and three below) are used to navigate through the menus and screens, and program the features. The buttons have readily understandable labels so that the pump is easy to navigate. The main menu includes:

•	Bolus Menu – Contains the settings related to setting up and delivering a bolus;

•	Basal Menu – Contains all settings related to setting up and delivering basal insulin;

•	Stop Menu – Allows the user to stop the pump from delivering an active bolus or basal insulin delivery;

•	Prime Menu – Contains the settings for priming the tubing and cannula as needed;

•	Logbook – Provides access to the log of prior pump use stored in the pump;

•	Set-up Menu – Allows the user to set general pump settings that are not related to basal or bolus insulin programming; and

•	Status screens – Shows current and recent pump status and activities.

The controller’s display screen features an easy-to-read, large-font, color LCD screen. The screen presents information in various ways, such as menus, programming options, alert and alarm messages, and status information. The controller uses different tones or beeps to provide audible feedback on programming steps and button presses, as well as to indicate alerts and alarms. The controller has a small rechargeable battery that enables the device to maintain date and time and alarm while detached from the AAA battery within the disposable pump body. The controller battery is automatically kept fully charged by the disposable pump body AAA battery. The controller also has a built-in flashlight which patients may use in low-light conditions. The flashlight will automatically illuminate during a tubing prime and flashes intermittently when an alarm occurs. Aesthetic aspects of the controller can be personalized and custom-made to reflect the consumer’s style through our website www.snappump.com.

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Disposable infusion set with innovative connector. The disposable infusion set is comprised of the tubing and cannula system that deliver the insulin from the cartridge in the pump to the user’s body. One end has a cannula, which is inserted into the skin. The other end of the infusion set has a proprietary tubing connector which attaches to the pump body. The tubing connector contains an innovative optical detection system which enables the controller to detect occlusions in the infusion tubing with a high degree of accuracy. The Snap system works with two familiar styles of infusion sets that offer a variety of configurations for comfort and flexibility. We offer infusion sets with different angles of insertion and each one comes with four different configurations to meet the user’s tubing length and cannula needs.

We also designed the Snap system to support a broad range of accessories, allowing users to customize their device to their individual lifestyle and sense of style. We offer a full set of accessories to increase user flexibility and willingness to use and carry their insulin pump. These accessories include a plastic case and clip, belt clips and leather cases.

An initial customer order generally contains a controller with a carrying case and belt clip and an approximately 90-day supply of disposable pump bodies and infusion sets. Pre-filled insulin cartridges are purchased separately from third-party manufacturers and without our involvement at this time.

Technology Innovations of the Snap System

Multiple technological innovations were required to develop a safe, small form factor, modular pump with accurate delivery from a pre-filled insulin cartridge. Our key innovations, which are protected by our intellectual property, include:

•	Drive Mechanism for pump. The drive mechanism is the mechanical portion of the pump that pushes insulin out of the cartridge and delivers it to the user. We have made significant innovations in two areas of the pump drive mechanism–size and accuracy.

When using a pre-filled cartridge, typically the rubber stopper at the back of the cartridge would be advanced by a rigid piston. The piston must be the same length as the cartridge to drive the rubber stopper to the end of the insulin cartridge. Therefore, the minimum pump size would be twice the length of the cartridge. To achieve the small size of the Snap system, we invented a new method of advancing the insulin cartridge’s rubber stopper. We developed a proprietary flexible drive mechanism that allows the pump to advance the rubber stopper within a much smaller distance by curving the drivetrain around the body of the pump. The drive mechanism also needs to be highly precise as the rubber stopper of the Humalog insulin cartridge must be advanced by increments of 6.8 microns to deliver accurate insulin dosages. To achieve this level of performance, we developed patented methods of improving the precision of the drive mechanism interacting with the rubber stopper.

•	Auto-priming. We developed novel approaches to quickly and automatically prime the infusion set. Traditional pumps use their motors to prime the infusion set tubing, which can be a long, manual process. The Snap system uses a precisely controlled mechanical advancement of the stopper to rapidly prime the tubing when the user attaches the infusion set to the disposable pump body. This mechanism requires no manual intervention and fills the tubing in less than one second prior to the patient inserting the infusion set into their body.

•	Safety features. Safety has always been one of our primary design goals. To accomplish this goal, we developed novel alarm systems to alert patients to unintended water ingress in the pump or damage from dropping or similar shocks. In addition, we have developed novel approaches to standard safety features aimed at alerting patients to blockages in insulin delivery and preventing excess insulin delivery.

Using the Snap System

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Set up Process. To use the Snap system, the user takes a pre-filled insulin cartridge and places it into the disposable pump body, wiping the top with alcohol to disinfect the rubber membrane of the insulin cartridge, and attaches the disposable infusion set tubing. Attachment of the tubing to the pump body automatically fills the infusion set with insulin such that drops come out the end of the infusion set, providing visual confirmation of successful set-up. The user snaps the disposable pump body (now housing the pre-filled insulin cartridge) onto the controller, which leads to a message display confirming that the pump body is connected. The user completes the setup by inserting the cannula into the patient-chosen injection site.

Although patients typically change injection sites after approximately three days, no changes or set-up of the Snap system are required for a week or until the cartridge’s insulin supply has been fully depleted, whichever comes first. In contrast, in traditional insulin pumps, the tubing and cannula components are recommended to be replaced every two to three days.

•	Basal delivery. Basal insulin is required to maintain glucose values when the user is not eating. The user or healthcare provider can set the Snap system to change basal rates during the day to match the user’s needs. Some individuals use a single basal rate throughout the day, while others find they need different rates. Once set, these rates make up the user’s 24-hour basal pattern and are repeated daily. The pump allows the user to program up to four basal profiles (A, B, C and D) each with up to ten rates. The user may wish to use different profiles to meet changing insulin needs. For example, the user may have a profile for weekdays and a different profile for weekends when sleep patterns may be different.

The “temp basal rate” feature is useful to manage blood glucose levels during short-term activities or conditions. These conditions could be an illness or unplanned physical activity that is not part of the user’s daily routine. A temporary basal rate allows an immediate short-term change to the basal insulin for a specified period of time (15 minutes to 24 hours), offering an easy way to immediately meet short-term insulin needs for temporary activities or situations. The basal limit is a safety feature which limits the amount of basal insulin that can be delivered per hour.

•	Bolus delivery. A bolus is a single dose of insulin. A bolus is given when eating food that contains carbohydrates, or when the user has a high blood glucose level that the user wants to correct. There are three main bolus types that the user can deliver using the Snap system:

•	Now – bolus is delivered immediately after programming;

•	Timed – bolus is delivered evenly over a specified time (30 minutes to five hours); and

•	Combo – some bolus is delivered now and some over a specified time, which is useful for meals with both rapidly and slowly absorbed carbohydrates or meals with high fat or protein content.

“Bolus Limit” is a safety feature that limits the amount of insulin that can be delivered in a single bolus. The “smart bolus” feature calculates an estimated bolus to support the user’s food intake and/or correct for high blood glucose levels. If the user wants the current blood glucose to be factored into the bolus, the user enters the blood glucose level reading. If the user is going to eat, the user enters the grams of carbohydrates they are about to consume. The “smart bolus” feature will then calculate a recommended bolus, taking into account prior bolus deliveries to avoid excess insulin dosing.

Products in Development

We have a product development program designed to expand our market opportunity, improve product aesthetics and add new functionality. The modular design of the Snap system allows us to offer a novel upgrade program, wherein patients can upgrade their controller for $99 any time there is a significant Asante product release. We believe this will differentiate us in a marketplace where major innovations can occur more quickly than the standard four-year reimbursement cycle.

MySnap

We have initiated our launch of MySnap as an upgrade of the Snap controller. The MySnap controller has a color screen and allows the user to personalize the pump controller by selecting the color of the frame and face plate (keypad) and adding a pattern or design. The user simply goes to the www.snappump.com website to make the customization selections and the product is subsequently built to order. We believe this ability to personalize will be an important option for both pediatric and adult patients who wish to design the appearance of a device that they wear continuously.

Disposable pump body for Novolog pre-filled insulin cartridges

We are developing a disposable pump body to accommodate Novolog pre-filled insulin cartridges. The Novolog cartridge is narrower and longer than the Humalog cartridge, requiring modification to our current disposable pump body design. The controller, software and infusion set remain identical to our original Snap system. Novolog and Humalog each account for approximately half of the rapid-acting pre-filled insulin cartridge market. We intend to submit a 510(k) to the FDA in 2015 for market clearance of the disposable pump body for Novolog pre-filled insulin cartridges. Even after we receive FDA clearance for a modified pump body designed to accommodate a Novolog pre-filled insulin cartridge, we will not be able to launch the sale of the Snap system for use with Novolog until we receive new Unomedical infusion sets.

Pediatric indication

The indication for use in our current pump labeling is restricted to adults. We intend to obtain 510(k) clearance to expand the labeled indication to include a pediatric age range of 10 years and older. In the third quarter of 2014, we completed a human factors study to demonstrate that the Snap system can be safely used by children and adolescents 10 through 21 years of age. We submitted a 510(k) application to the FDA and the FDA accepted our application for review in the first quarter of 2015 for the use of the Snap system with pediatrics (ages 10 through 21). The pediatric population represents a significant portion of the installed base of pumpers and a significant opportunity for us. We believe that the new MySnap product will have significant appeal to pediatric patients, who we believe will enjoy personalizing their insulin pump and taking advantage of our color customization options.

Next generation Snap 2.0

We are working on our second generation Snap system that will incorporate several hardware improvements and user experience upgrades. We may release a subset of these enhancements in an initial Snap 2.0 product and have additional iterations over time.

The primary hardware improvement under development for Snap 2.0 is wireless connectivity. We plan to add telemetry through Bluetooth low energy (also known as Bluetooth LE or Bluetooth Smart) to the controller. This would enable the Snap system to share data wirelessly with smartphones and diabetes devices such as blood glucose meters and continuous glucose monitors, or CGMs, as well as the ability to connect to the cloud and an intermediate device such as a smartphone. With the patient’s permission, this connectivity would allow parents, loved ones, healthcare practitioners and patient to track their status, analyze relevant data and reduce data entry steps to the pump itself. We believe that this initiative will also allow Snap system users to utilize their smartphone as a rich extension of the pump user interface. One example of the functionality which this approach offers is illustrated by our arrangement with Dexcom to integrate our pump data into their smartphone application. This approach will allow a user to conveniently and simultaneously assess CGM and pump data to manage their glucose levels. Although certain of our competitors are integrating CGM data on the pump display, we believe that phone integration is a superior solution as it allows more convenient display on a larger and richer user interface. Since CGM users check their blood sugar much more often than they dose from their pump, we believe that pump users will want their CGM and pump data located on an easily accessible device, such as a phone, while retaining the ability to place their pump in whichever location they choose. Moreover, we believe that many integrated CGM pump patients will be limited to Dexcom’s G4 sensor even after more advanced Dexcom sensors are on the market due to our understanding of the regulatory path, reimbursement cycle and telemetry technology of current integrated pump designs. On-phone integration has the potential to reduce the delays currently found between availability of a new CGM technology and the incorporation of that technology onto an integrated pump platform.

We plan to submit a 510(k) application for Snap 2.0 in 2016.

Market Research Studies

We have commissioned four market research studies that have been performed to test our go-to-market hypothesis for the Snap system.

Human Factors (Usability) Study: Snap vs. Market-Leading Pump

In 2013 and 2014, Human Factors MD conducted a human factors study comparing the Snap system to the market-leading (Medtronic) pump. Human factors is a discipline that measures and assesses the usability of a device. A human factors study is employed to assess real-world response to a medical device.

The study enrolled a total of 58 people, all of whom were using MDI therapy to manage their diabetes. Participants started with a general training session to introduce insulin pump concepts, conducted by a diabetes educator. Participants used both insulin pumps over a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user in the study room. The order in which the two pumps were tested was counterbalanced across participants, with half using the Medtronic pump first, then the Snap system and the other half using the Snap system first and then the Medtronic pump. Participants were randomly assigned to the pump order. At the conclusion of the session, participants were asked a series of questions with respect to a head-to-head comparison of the two pumps.

The results of the study were that:

•	Exposure to the Snap system increased MDI patient preference for pump therapy. Prior to commencing pump therapy, the initial attitude of the participants prior to exposure to either pump was that 29% of participants preferred to use an insulin pump over MDI therapy. After using the Snap system, there was a 103% increase in preference for insulin pump therapy versus their current MDI therapy. All of the preceding statistics were based on selection of the top two choices using the Likert scale, a psychometric scale commonly utilized in market research.

•	Participants would most like to use the Snap system. Participants were asked “After being trained on both pumps, which pump would you most like to use?” 97% of participants responded that they would most like to use the Snap system over the market-leading (Medtronic) pump.

•	The following graph sets forth participant responses with regard to usability attributes of each of the two pumps:

•	The following graph sets forth participant responses comparing each of the two pumps with regard to ease of use on the major tasks evaluated:

•	The Snap system was deemed significantly faster on most tasks evaluated:

Human Factors (Usability) Study: The Snap System vs. the Tandem t:slim Pump

In late 2014, we commissioned Human Factors MD to conduct a human factors study comparing the Snap system to the Tandem t:slim pump which features a touchscreen. The study enrolled 30 people, all of whom were using MDI therapy to manage their diabetes. Participants started with a general training session to introduce insulin pump concepts, conducted by a diabetes educator. Participants used both insulin pumps over a four-hour period in a laboratory setting to perform common tasks and simulate a “day in the life” of a pump user in the study room. The order in which the two pumps were tested was counterbalanced across participants, with half using the Tandem t:slim pump first, then the Snap system and the other half using the Snap system first and then the Tandem t:slim pump. Participants were randomly assigned the pump order. At the conclusion of the session, participants were asked a series of questions with respect to the two pumps.

The results of the study were that:

•	Participants found the Snap system to be more usable than the Tandem t:slim pump. The SUS is a standardized measure of usability. SUS scores for the Snap system compared with the Tandem t:slim pump showed a statistically significant difference in a paired t-test, with participants rating the Snap system as more usable than the Tandem t:slim pump. The Snap system was also rated higher on each usability (all attributes were statistically significantly higher for the Snap system except for most intuitive and not having to learn anything new, which were higher for the Snap system but the difference was not statistically significant, which means that this result could have occurred by chance rather than based on actual participant preference).

•	Participants would most like to use the Snap system. Participants were asked “After being trained on both pumps, which pump would you most like to use?” While the difference was not statistically significant, 60% of participants responded that they would prefer the Snap system compared to the Tandem t:slim pump.

•	The following graph sets forth participant responses with regard to usability attributes of the two pumps:

•	The following graph sets forth participant responses with regard to ease of use of the two pumps in connection with the major tasks evaluated:

UK Patient Beta Trial

In early 2013, we conducted a study of 19 patients in Bournemouth UK in order to determine the relative strengths and further improvements of the Snap system in the market.

The study enrolled 19 people, all of whom were previously wearing a competitive insulin pump prior to the start of the study. Participants started with a training session on the Snap system by a Diabetes Educator and then were given enough supplies to wear the pump for four weeks. Participants completed online surveys throughout the four-week period and two weeks after the four-week study.

In this study, participants were asked whether they preferred the Snap system to their current pump. After wearing the Snap system for four weeks, 35% of participants preferred the Snap system over the pump they were using.

U.S. Certified Diabetes Educator/Patient Beta Trial

In early 2013, we conducted a study of patients in the United States in order to determine the relative strengths and further improvements of the Snap system in the market.

The study enrolled 34 people with diabetes currently using a pump, 29 of whom were also diabetes educators. Participants started with a training session on the Snap insulin pump by a diabetes educator and then were given enough supplies to wear the pump for four weeks.

After the study was complete, participants were asked whether they were more likely to choose the Snap system or their current pump as their next insulin pump. 45% said they were more likely to choose the Snap system. Further, the diabetes educators participants said that the Snap system would be a good choice for 57% of their patients.

Sales and Marketing

Our sales and marketing objectives are to generate demand and acceptance for the Snap system and future products developed with our technology platform among people with insulin-dependent diabetes. We do not control the price that our distributors charge. Our primary focus is on MDI patients and our secondary focus is on existing insulin pump users. We estimate that over half of our patients to date were previously on MDI therapy.

Currently, sales are primarily made through independent distributors. As of December 31, 2014, we had executed agreements with 12 independent distributors. For the nine months ended September 30, 2014, our two largest independent distributors accounted for 42% and 28% of our sales, respectively. For the year ended December 31, 2013, they accounted for 24% and 37% of our sales, respectively. None of our independent distributors has been required to sell our products exclusively and each of them may freely sell the products of our competitors. Our distributor agreements generally have one-year initial terms with automatic one-year renewal terms, and are terminable in connection with a party’s material breach or upon 60 days’ prior notice.

We have also built our own direct salesforce. As of December 31, 2014, our salesforce consists of 20 territory managers who call primarily on endocrinologists, and Certified Diabetes Educators in the United States. Fourteen of the 20 sales representatives joined us after March 2014. We intend to use the proceeds from this offering to expand our U.S. sales team. Our salesforce is augmented by clinical managers who are Certified Diabetes Educators and support the territory managers in their efforts, as well as conduct training for both healthcare providers and patients.

We are not able to sell the Snap system through our direct salesforce until we obtain a Durable Medical Equipment, or DME, license in the states where we seek to distribute the Snap system directly. We secured a DME license in California in the second quarter of 2014 and are working to add licenses in additional states where we seek to distribute the Snap system directly, in the first half of 2015. In preparation for direct billing of Medicare and private payors, we submitted an application for certification from the Accreditation Commission for Health Care, or ACHC which was approved in the fourth quarter of 2014. As Snap market penetration continues to build momentum, we expect to further expand our commercialization infrastructure, including sales, marketing and reimbursement in the United States. We do not have any commercial efforts outside the United States at this time, but intend to evaluate international expansion opportunities in the future.

Our marketing initiatives include presentations and product demonstrations at local, regional and national tradeshows, including American Diabetes Association Scientific Sessions and the American Association of Diabetes Educators Annual Meeting. Our distributors sell the Snap system directly to consumers through referrals from healthcare providers and through leads generated through our promotional activities. Our direct-to-consumer marketing efforts focus on positioning the Snap system as an innovative, easy-to-use insulin pump featuring a pre-filled insulin cartridge, auto-priming and easy-to-use interface. A large focus in our direct-to-consumer efforts is on the free trial program. In the 12 months ended September 30, 2014, we converted approximately 60% of those that completed our free 28-day trial users to customers.

Training and Customer Care

Our customer care infrastructure consists of individuals focused on training, technical services and insurance verification.

•	Training. We believe that while users can learn to use the basic functionality of a traditional pump after a few hours of instruction, it can take several days for a user to competently and fully learn how to optimally use a traditional pump, which can lead to frustration, mistakes and additional training, each of which may ultimately discourage adoption. As a result, we believe that healthcare providers may be less likely to recommend pump therapy to potential candidates. With the Snap system’s streamlined hardware and intuitive user interface, we believe healthcare providers will be able to train people to use our pump more efficiently and effectively and have a higher degree of confidence that users can successfully operate it. This will allow these healthcare providers to spend more time with patients on the Snap system’s advanced features, as well as on other topics related to health and diabetes management. This ease of training may also help users feel less intimidated and fearful of pump therapy, leading to increased adoption and market expansion.

We tailor our training efforts for insulin pump users and healthcare providers. In some cases, our clinical training managers may certify clinic-based healthcare providers to train their patients on the Snap system. In other cases, a member of our clinical team will conduct Snap system training one-on-one with the patient. We have also established a network of independent, licensed certified diabetes educators who have been certified to train on the Snap system and will conduct customer training on our behalf.

•	Technical Services. Our patient-focused technical services team provides support seven days a week, 24 hours a day. In the event of a problem with the pump, in most cases, a user can simply replace the disposable pump body from their supply, and therapy will not be interrupted. The Snap controller is covered by a four-year warranty, and in the less likely event that there is a problem with the controller, our technical services team members can provide a patient with a replacement controller within 24 hours to minimize the interruption to their therapy. In this event, the patient simply has to connect their last disposable pump body to the new controller and all of the patient’s settings will be seamlessly uploaded to the controller. Because of the Snap system’s intuitive design, we believe there will be fewer questions from patients and, therefore, fewer calls to our patient service team.

•	Insurance Verification. Our insurance verification team provides support to help customers, and potential customers, understand their insurance benefits. We work with the customer, their healthcare provider, and the distributor to collect information required by the insurance provider and to determine their insurance benefit coverage for our products and notify them of their benefit. Following communication of a person’s estimated financial responsibility, final confirmation of their desire to purchase the device and method of fulfillment, the customer’s order is typically shipped to their home. The initial order generally contains a controller as well as a 90-day supply of infusion sets and disposable pump bodies. A member of the distribution team then contacts the customer prior to the end of their 90-day supply to re-verify their insurance benefits and assist in reordering supplies.

Third-Party Reimbursement

Insulin pumps are generally approved and paid for by third-party payors. Medicare guidelines cover the payment of insulin pumps and most third-party payors have established a medical policy covering insulin pumps and supplies for their members.

Insulin pumps are generally processed and paid for by third-party payors through a medical benefit. In some cases, insulin pumps and/or supplies can be adjudicated through the patients’ pharmacy benefit. Insulin pump codes and reimbursement rates are largely established and covered for people with Type 1 diabetes, although additional documentation is often required by third-party payors before approval. Because insulin pumps are generally covered through a medical policy, we do not need to change the medical policy of CMS or third-party payors. Instead, we ensure that the Snap system is included in the insulin pump benefit for payors by either working through distributors to have the Snap system added to their existing contracts or contracting directly with third-party payors.

Customer orders for the Snap system are currently processed and fulfilled by our distribution partners. These distributors then bill the third-party payors and patients directly. In these cases, the distribution partner has added the Snap system to their existing contracts with payors.

We intend to begin contracting with third-party payors directly in the first quarter of 2015. We believe that contracting directly with payors will allow for higher average selling price, enhance customer service and improve visibility into patient usage.

We employ a team of national account managers who are responsible for negotiating contracts and managing distributor and third-party payors. In the case of distribution, each distributor has contracts with third-party payors. When selling direct, we contract with the third-party payors, or in some cases will process Letters of Authorization when a direct contract is not yet complete.

We currently use existing reimbursement codes that support a “pay as you go” system as described above. While we believe that system is appropriate, we are constantly assessing various payment and pricing scenarios to determine if there is a better solution for patients, third-party payors, and us.

Manufacturing and Quality Assurance

We currently manufacture our controllers at our headquarters in Sunnyvale, California and our disposable pump bodies and tubing connectors at a contract manufacturer in China. We decided to co-locate manufacturing of the controller with our marketing team and research and development team at our headquarters as the controller is expected to be iterated more frequently as we offer additional upgrade paths and features to our customers. The controller is designed to last four years, so the volumes are lower than the disposable products, which are designed to last one week. In early 2014, we moved production of our disposable pump bodies from Sunnyvale, California to a third-party manufacturer in China in order to lower our cost of revenue and build towards positive gross margin when we sell our products at scale.

We utilize a combination of manual assembly and a semi-automated manufacturing process for all our products. The controller production line has maximum output of approximately 13,000 controllers per year on a single shift. To increase capacity, we can easily duplicate the existing lines and add additional shifts. Disposable pump bodies and tubing connectors are built by our contract manufacturer in China. As volumes rise, we intend to automate the production of both products to improve quality even further and reduce direct costs. We use Lean Manufacturing principles and Design for Manufacturing principles to ensure high quality, efficient output.

We source materials and components from external suppliers. Backup suppliers are in place for most materials and components. Key suppliers are qualified and audited by us, including key suppliers to our contract manufacturer in China. Additionally, key components are inspected upon receipt before acceptance into materials stores for use in manufacturing. Any issues with materials or components are managed cross-functionally through frequent Material Review Board, or MRB, meetings. The MRB team is led by the Quality Assurance department and includes members from Supply Chain, Manufacturing Engineering, Manufacturing, Quality Engineering, and Research and Development departments with support from Regulatory Affairs and Marketing. Quality Assurance also performs in-process and Final Quality inspections. These systems and controls create a high yield manufacturing process. These same systems are set up and managed at our contract manufacturing facility in China.

We have received certification of our quality system from BSI, an accredited European Union “Notified Body” and the world’s largest certification body. This ISO 13485 certification also includes Canadian Medical Devices Conformity Assessment System, or CMDCAS, and covers the design and development, manufacture and distribution of infusion pump systems for diabetes management. Furthermore, we have achieved CE Marking certification by BSI by meeting all the applicable requirements of the European Medical Devices Directive. Certain processes utilized in the manufacturing and testing of our devices have been verified and validated as required by the FDA, California Department of Public Health – Food and Drug Branch, local Fire and Safety offices and other regulatory bodies. As a medical device manufacturer, our manufacturing facility and the facilities of our significant subcontractors are subject to periodic inspection by the FDA and certain corresponding state and local agencies.

Research and Development

Our research and development team includes electrical engineers, firmware engineers, software engineers, mechanical engineers and design assurance engineers. Our research and development team focuses on the continuous improvement and support of current product offerings, as well as our products in development.

We have entered into a memorandum of understanding related to the development and commercialization of a smartphone application with Dexcom, pursuant to which we have granted a non-exclusive license to Dexcom to integrate pump use data into a Dexcom smartphone application that also contains CGM data from the Dexcom G5 sensor. According to Dexcom’s public statements, the G5 sensor is anticipated to be filed with the FDA no later than the first half of 2015. It is anticipated that the combined application would be available sometime following that the G5 sensor’s commercial release. This agreement has no payments associated with it. We believe that having a smartphone as the point of integration for pump and CGM data is the best solution for the user. CGM users often make many blood sugar assessments every day related to their therapy, yet make dosing adjustments (bolus, basal or stopping the pump) less frequently. Pump users may secure their pump in a hidden location during the day. This makes accessing the pump to make an assessment inconvenient. When the pump data and CGM data come together on a phone that is typically in an easy to reach location, the assessment process is much easier. Integration of CGM data within the pump creates a regulatory challenge wherein the pump must be filed as part of an integrated CGM/pump PMA. This leads to a situation where the pump system approval can be significantly behind the availability of a CGM system that works with that specific integrated pump. By integrating in the smartphone application, rather than the pump system, we only face the regulatory delay for the first approval of the application and thereafter will be more current with the Dexcom CGM systems as they evolve.

Our research and development expenses totaled $4.1 million and $3.8 million in 2012 and 2013, respectively, and $2.9 million and $3.4 million for the nine months ended September 30, 2013 and 2014, respectively. We plan to continue to increase our investments in developing new products and improving the functionality of our existing products.

Intellectual Property

We have made protection of our intellectual property a strategic priority. We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights.

As of December 31, 2014, our patent portfolio consisted of 89 issued U.S. patents and 46 pending U.S. patent applications. A majority of these issued U.S. patents relate to the structure and operation of our infusion pump system, and a subset of these issued U.S. patents relate to improvements that potentially may be implemented in our future product designs. We are also seeking patent protection for our proprietary technology in Europe, and we are preserving the opportunity to seek patent protection in other foreign jurisdictions (e.g., China, Canada and Australia) in a number of pending patent applications filed under the Patent Cooperation Treaty, or PCT. As of December 31, 2014, we had 45 issued foreign patents (predominantly in European countries) and approximately 29 pending patent applications in foreign jurisdictions (including applications pending before the European Patent Office and PCT applications that reserve the opportunity to seek patent protection in foreign jurisdictions such as China, Canada, Australia and Europe).

Competition

The medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. We compete with a number of companies that manufacture insulin delivery devices, such as Medtronic MiniMed, a division of Medtronic, Inc., Animas Corporation, a division of Johnson & Johnson, Roche Diagnostics, a division of F. Hoffman-La Roche Ltd., Insulet Corporation and Tandem Diabetes Care.

Many of our competitors are either publicly traded companies or divisions or subsidiaries of publicly traded companies with significantly more market share and resources than we have. Many of these companies have several competitive advantages over us, including greater financial resources for sales and marketing and product development, established relationships with healthcare providers and third-party payors and larger and more established distribution networks. In some instances, our competitors also offer products that include features that we do not currently offer. For example, Insulet Corporation offers a tubeless or “patch” pump which delivers insulin via a reservoir attached directly to the patient. Medtronic offers a traditional pump with the ability to display CGM (continuous glucose monitoring) data directly on the pump in lieu of a separate handheld screen and has recently released a feature called “threshold suspend” which, in some instances, can reduce the flow of insulin when a patient’s blood sugar is low. Tandem sells a traditional pump that features a touchscreen.

In addition, we face competition from a number of companies, medical researchers and existing pharmaceutical companies that are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapeutics for the monitoring, treatment and prevention of diabetes.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA, corresponding state regulatory authorities and, if we commence international sales, other regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA’s implementing regulations govern:

•	Product design and development;

•	Pre-clinical and clinical testing;

•	Establishment registration and product listing;

•	Product manufacturing;

•	Labeling and storage;

•	Pre-market clearance or approval;

•	Advertising and promotion;

•	Product sales and distribution;

•	Field safety corrective actions; and

•	Post-market surveillance.

FDA’s Pre-Market Clearance and Approval Requirements. Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a substantial equivalence determination under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA through the pre-market approval, or PMA, process. Both the 510(k) clearance and PMA processes can be expensive, lengthy and require payment of significant user fees, unless a waiver is available.

The FDA classifies medical devices into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be assured by adherence to general controls that include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class I also includes devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential unreasonable risk of illness or injury.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish “special control.” Class II devices are subject to special controls and can include performance standards, post-market surveillance, FDA guidance documents, or patient registries. While most Class I devices are exempt from the 510(k) premarket notification requirement, only about 60 types of Class II devices are exempt from the premarket notification requirement. As a result, manufacturers of most Class II devices are required to submit to the FDA premarket notifications under Section 510(k) of the FDCA requesting classification of their devices in order to market or commercially distribute those devices. To obtain 510(k) approval, a substantial equivalence determination for their devices, manufacturers must submit to the FDA premarket notifications demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the device is not “substantially equivalent” to a previously cleared device, the device is automatically a Class III device. The device sponsor must then fulfill more rigorous premarket approval requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device. The Snap system is a Class II device that has been cleared by the FDA through the premarket notification process.

Devices that are intended to be life sustaining or life supporting, devices that are implantable, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health, and devices that are not substantially equivalent to a predicate device are placed in Class III and generally require approval of a PMA, unless the device is a pre-amendment device not subject to a regulation requiring premarket approval. The PMA process is more demanding than the 510(k) premarket notification process. The Snap system, or certain components of the Snap system (such as the Control Module), is likely to be considered a Class III device if used as a part of a closed-loop artificial pancreas.

We obtained 510(k) clearance for the Snap system (formerly the Pearl Diabetes Management System) in May 2011. The cleared device was not marketed; rather, we made subsequent design improvements to the product following the original clearance that necessitated the submission of a new 510(k). We obtained a second 510(k) clearance in January 2013. These improvements included, among other features, a novel drop detector and internal moisture detection. The Snap system is one of the first insulin pumps to be cleared under the FDA’s Infusion Pump Improvement Initiative. Infusion pumps are one of the most commonly recalled categories of medical devices, often as a result of deficiencies in device design and engineering. The Infusion Pump Improvement Initiative is intended to improve the current pre-market and post-market regulatory processes and requirements associated with infusion pumps and other home use medical devices. As part of this effort, the FDA is reviewing the adverse event reporting and recall processes for insulin pumps.

We plan to seek 510(k) clearance to expand the Snap system’s indications to include adolescents and pediatric subpopulations. We submitted a Pre-Submission Review Request under the new Q-Sub Program to the

FDA on a Human Factors Study Plan and received positive feedback with respect to the study design and submission plan. Subsequently, the Human Factors study was initiated in July 2014. Upon successful completion, we expect to submit a traditional 510(k) premarket notification in the fourth quarter of 2014. We are also in the process of preparing a 510(k) for a modification to the Snap system that would allow patients to use the Snap system with Novolog pre-filled insulin cartridges. We expect to submit a 510(k) for this modification in 2015. In addition, we have a second generation Snap system under development.

Other Regulatory Requirements. Even after a device receives clearance or approval and is placed in commercial distribution, numerous regulatory requirements apply. These include:

•	Establishing registration and device listing;

•	Compliance with Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, as applicable, to follow stringent design, testing, production, control, supplier / contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	Labeling regulations that prohibit the promotion of products for uncleared, unapproved or “off-label” uses, and impose other restrictions on labeling, advertising and promotion;

•	Medical Device Reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	Voluntary and mandatory device recalls to address problems when a device is defective and could be a risk to health; and

•	Corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. If the FDA believes we or any of our contract manufacturers are not in compliance with the quality system requirements, or other post-market requirements, it has significant enforcement authority. Specifically, failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include any of the following sanctions or consequences:

•	Warning letters or untitled letters that require corrective action or require us to take the product off the market;

•	Fines and civil penalties;

•	Unanticipated expenditures;

•	Delays in approving or refusal to approve future products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

•	Suspension or withdrawal of FDA clearance or approval;

•	Product recall, detention or seizure;

•	Interruption of production;

•	Operating restrictions;

•	Injunctions; and

•	Criminal prosecution.

We and our contract manufacturers, specification developers and some suppliers of components or device accessories are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Licensure. Several states require that DME providers be licensed in order to sell products to patients in that state. Currently, we are licensed as a DME provider only in California and can only sell through our direct salesforce in this state, however we are seeking licensure in all states in which we intend to sell. Some of these states require that DME providers maintain an in-state location. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could not be granted or lose our licensure in that state, which could prohibit us from selling our current or future products directly in that state. In addition, we are subject to certain state laws regarding professional licensure. We believe that our Certified Diabetes Educators are in compliance with all such state laws. However, if we or our educators were to be found non-compliant in a given state, we may need to modify our approach to providing education, clinical support and customer service.

Fraud and Abuse Laws. There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Federal Anti-Kickback and Self-Referral Laws. The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal healthcare program, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. The Department of Health and Human Services, or HHS, has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued; these arrangements are evaluated on a case-by-case basis. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of Inspector General.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs. Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or ACA, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. The ACA also provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. The ACA also imposes new reporting and disclosure requirements on device and drug manufacturers for any “payment or transfer of value” made or distributed to physicians and teaching hospitals. Device manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician (or an immediate family member) has an ownership or investment interest or with which the physician has entered into a compensation arrangement, unless an exception applies. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these arrangements may not expressly meet the requirements for applicable exceptions from the law.

Additionally, as some of these laws are still evolving, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider and training arrangements may ultimately be found to be not in compliance with applicable federal law.

Federal False Claims Act. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies under the Federal False Claims Act. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. We believe that we currently are in compliance with the federal government’s laws and regulations concerning the filing of reimbursement claims.

Civil Monetary Penalties Law. The Federal Civil Monetary Penalties Law prohibits various forms of fraud and abuse involving the Medicare and Medicaid programs. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs. We believe that our arrangements comply with the requirements of the Federal Civil Monetary Penalties Law.

State Fraud and Abuse Provisions. Many states have also adopted some form of anti-kickback and anti-referral laws and a false claims act. We believe that we are in conformance to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Health Insurance Portability and Accountability Act of 1996. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors, or obtaining money or property of the healthcare benefit program through false or fraudulent representations. A violation of this statute is a felony and may result in fines or imprisonment. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or using or making any materially false or fraudulent writing or documents in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. We believe we are in substantial compliance with the applicable HIPAA regulations.

U.S. Foreign Corrupt Practices Act. The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries.

International Regulation. We may evaluate international expansion opportunities in the future. International sales of medical devices are subject to local government regulations, which may vary substantially from country to country. The time required to obtain approval in another country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory body in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Additional local requirements may apply on a country-by-country basis. Outside of the European Union, regulatory approval would need to be sought on a country-by-country basis in order for us to market our products.

Employees

As of December 31, 2014, we had 117 full-time employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Facilities

As of December 31, 2014, we leased an aggregate of 28,322 square feet of manufacturing, laboratory and office space in Sunnyvale, California under a lease which is scheduled to expire on March 31, 2015. We currently manufacture some of our products at this facility, with the rest being manufactured at the facilities of our contract manufacturer in China. On June 26, 2014, we signed a five-year lease for a 44,399 square foot building at 1561 Buckeye Court in Milpitas, California. We gained occupancy of the new facility on January 1, 2015 to begin tenant improvements and intend to relocate the company in March 2015.

Legal Proceedings

From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 31, 2014:

Name	Age	Position(s)
Executive Officers
David Thrower	50	President, Chief Executive Officer and Director
Sandra Gardiner	49	Chief Financial Officer
Joe Breeland	62	Vice President of Sales
Ken El-Sherif	41	Vice President of Commercialization
Wenkang Qi	48	Vice President of Research and Development
Ed Sinclair	58	Vice President of Regulatory and Quality Affairs
Eric Steuben	47	Vice President of Operations

Non- Employee Directors
Peter Benson(1)	59	Director
Peter Bisgaard(2)	41	Director
Casper Breum(2)	47	Director
Lawrence Kinet(3)(4)	67	Director
Christopher Lowe(3)	47	Director
Joe Mandato(4)	70	Director
Richard Thompson(2)(4)	63	Director, Chairman of the Board
Kathleen Tune(3)	50	Director

(1)	Mr. Benson has informed us that he intends to resign from our board of directors prior to effectiveness of this registration statement. Mr. Benson’s resignation is not due to any disagreement with management or the board of directors.
(2)	Member of our nominating and corporate governance committee.
(3)	Member of our audit committee.
(4)	Member of our compensation committee.

Executive Officers

David Thrower has served as our President, Chief Executive Officer and a member of our board of directors since April 2012. From October 2011 until April 2012, Mr. Thrower was our interim Chief Executive Officer. From November 2006 to September 2011, Mr. Thrower served as president and chief executive officer of InSound Medical Inc. (acquired by Sonova Holding AG), a commercial hearing aid company. From August 2002 to August 2005, Mr. Thrower served as vice president of global marketing of Align Technology, Inc., a dental device manufacturer. Mr. Thrower holds a Bachelor of Science in mathematical and computational sciences from Stanford University and a Masters of Business Administration from Harvard Business School.

We believe that Mr. Thrower is qualified to serve as a director based on the perspective and experience he brings as our President and Chief Executive Officer and his experience in the medical device field.

Sandra Gardiner has served as our Chief Financial Officer since July 2014. From September 2013 to June 2014, Ms. Gardiner served as chief financial officer and corporate secretary of Aptus Endosystems, Inc., a medical device company. From October 2011 to May 2013, Ms. Gardiner served as chief financial officer and corporate secretary of Ventus Medical, Inc., a medical device company. From May 2010 to October 2011, Ms. Gardiner served as vice president and chief financial officer of Vermillion, Inc., a healthcare diagnostic company. From February 2009 to May 2010, Ms. Gardiner served as chief financial officer and a director of Bend Research, Inc., a pharmaceutical development company. From 2001 to 2009, Ms. Gardiner served as chief financial officer and corporate secretary of Lipid Sciences, Inc., a development-stage biotechnology company. Ms. Gardiner holds a Bachelor of Arts in Management Economics from the University of California, Davis.

Joe Breeland has served as our Vice President of Sales since January 2014. From January 2012 to January 2014, Mr. Breeland served as an independent consultant to various medical device companies. From September

2007 to January 2011, Mr. Breeland served as Vice President of Sales for InSound Medical (acquired by Sonova Holding AG). Mr. Breeland holds a Bachelor of Science from the University of Texas and a Masters in Business Administration from Golden Gate University.

Ken El-Sherif has served as our Vice President of Commercialization since November 2014 and as our Vice President of Marketing from October 2012 to November 2014. From 2010 to 2012, Mr. El-Sherif served as Vice President of Global Marketing for InSound Medical (acquired by Sonova Holding AG). From 1999 to 2010, Mr. El-Sherif worked at Johnson and Johnson in various roles of increasing responsibility. Most recently he served as the Senior Director of Brand Marketing for Johnson and Johnson’s OneTouch diabetes business. Mr. El-Sherif holds a Bachelor of Science in mechanical engineering from Johns Hopkins University and a Masters in Business Administration from Harvard Business School.

Wenkang Qi has served as our Vice President of Research and Development since April 2010. From September 2008 to April 2010, Mr. Qi served as the vice president of research, development and engineering at VasoNova, Inc., a medical device development company that was later acquired by Teleflex, Inc. Mr. Qi holds a Bachelor of Science and a Master of Science in biomedical engineering from Tsinghua University, China and a Ph.D in biomedical engineering from the University of Pennsylvania.

Ed Sinclair has served as our Vice President of Regulatory and Quality Affairs since November 2012. Mr. Sinclair is also our Management Representative (as defined in ISO-13485). From October 2009 to July 2012, Mr. Sinclair served as Vice President, Clinical/Medical/Regulatory/Quality Affairs, Chief Compliance Officer and Management Representative (as defined in ISO-13485) for Baxano, Inc., a privately held company involved in devices for spinal decompression. Mr. Sinclair holds a Bachelor of Science in Biological Sciences from University of California, Irvine and a Masters in Management from the University of Redlands.

Eric Steuben has served as our Vice President of Operations since January 2012. From November 2005 to January 2012, Mr. Steuben served as the managing partner and co-founder of SRW Partners (a/k/a TalentMine BioDevice, LLC and the Steuben Group LLC), an executive search firm focused on the medical device and biotechnology industries. From 2002 to 2005, Mr. Steuben was Vice President of Operations for Microdental Laboratories. Mr. Steuben holds a Bachelor of Science in mechanical engineering and a Masters in Business Administration both from Santa Clara University.

Non-Employee Directors

Peter Benson has served as a member of our board of directors since June 2007. Since 2007, Mr. Benson has served as co-founder and managing partner of Sunstone Capital, a private venture capital company. Mr. Benson currently serves on the board of directors of Zealand Pharma A/S, as a publicly traded biotechnology company based in Copenhagen, Denmark. Mr. Benson holds a Master of Arts in Business Economics from the University of California, Santa Barbara and a Bachelor of Business Administration from the University of Lund.

We believe that Mr. Benson is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate, including as an executive officer of a medical device company.

Peter Bisgaard has served as a member of our board of directors since December 2006. Since 2009, Mr. Bisgaard has been employed as a partner with Novo Ventures (U.S.) Inc., which provides consulting services to Novo A/S, a Danish limited liability company that manages investments and financial assets. From 2001 to 2009, Mr. Bisgaard was employed as a partner with Novo A/S. Mr. Bisgaard is chairman of the board of directors of Otonomy Inc. and a member of the board of directors of Nevro Corp. and Alder Biopharmaceuticals Inc., all publicly traded companies. Mr. Bisgaard holds a Masters of Science from the Technical University of Denmark and was awarded a post graduate degree in mathematical modeling in economics by the European Consortium for Mathematics in the Industry by the Technical University of Denmark.

We believe that Mr. Bisgaard is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

Casper Breum has served as a member of our board of directors since February 2014. Since January 2012, Mr. Breum has served as partner of Lundbeckfond Ventures. From December 2009 to January 2012, Mr. Breum served as an investment director at Lundbeckfond Ventures. Prior to that, Mr. Breum was the chief executive officer at Ilochip A/S, a diagnostic company. Mr. Breum holds a Masters in Business Administration from the Technical University of Denmark and a Masters in Science from the Technical University of Denmark.

We believe that Mr. Breum is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate, including as an executive officer of a medical device company.

Lawrence Kinet has served as a member of our board of directors since January 2007. Since June 2014, Mr. Kinet has served as the chief executive officer of Correx, Inc., a medical device company. Since September 2013, Mr. Kinet has served as a director of Kromek Group Ltd., a publicly traded company specializing in radiation detection technologies based in England. From October 2008 to June 2010, Mr. Kinet served as group chief executive officer and as a director at LMA International NV, a medical device company. Mr. Kinet previously served as the president of the international division of Baxter International, Inc. and president of Smiths Medical, both medical device companies. While at Smiths Medical, Mr. Kinet helped successfully launch a diabetes pump product line. Mr. Kinet holds a Bachelor of Science from the University of Birmingham, UK and a Masters in Business Administration from the University of Chicago.

We believe that Mr. Kinet is qualified to serve as a director based on his experience as a current and former director of many companies and his knowledge of the industry in which we operate, including as an executive officer of a medical device company.

Christopher Lowe has served as a member of our board of directors since December 2014. Since January 2014, Mr. Lowe has served as partner of FLG Partners, LLC, a CFO consulting, services and board advisory firm. From November 2007 to June 2013, Mr. Lowe served as the chief financial officer and vice president of administration of Anthera Pharmaceuticals, Inc., a drug development company, and additionally served as its chief business officer from January 2011 to June 2013. From September 2005 to November 2007, Mr. Lowe served as vice president of finance & administration and, beginning in January 2006, as chief financial officer of Asthmatx, Inc., a medical technology company. Mr. Lowe currently serves as a director of Hansen Medical Corporation, a medical device company and Pacific Pharmaceutical Services, a provider of pharmaceutical services. Mr. Lowe holds a Bachelor of Science in business administration from California Polytechnic State University, San Luis Obispo and a Masters in Business Administration from Saint Mary’s University, Texas.

We believe that Mr. Lowe is qualified to serve as a director based on his experience in our industry and his ability to serve as a financial expert on our Audit Committee.

Joe Mandato has served as a member of our board of directors since January 2007. Since 2003, Mr. Mandato has served as a partner of De Novo Ventures, a venture capital firm. Mr. Mandato currently serves on the board of directors of AxoGen Inc., a publicly traded company and served on the board of directors of Hansen Medical, Inc., a publicly traded company, from 2006 to 2011. Mr. Mandato holds a Bachelor of Science in Economics and Business from the Nasson College, a Masters of Arts from Long Island University in Political Science and a Doctor of Management from the Case Western Reserve University.

We believe that Mr. Mandato is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate.

Richard Thompson has served as a member of our board of directors since September 2010. Since October 2011, Mr. Thompson has served as the president and chief executive officer of ReShape Medical Inc., a medical device development company. From 2005 to 2011, Mr. Thompson served as president and chief executive officer of Luminous Medial Inc., a medical device development company specializing in glucose monitoring. From 1981 to 1994, Mr. Thompson served in various roles, including co-founder, vice president of sales and marketing and president, of LifeScan, Inc., a blood glucose monitoring medical device company. Mr. Thompson holds a Masters in Business Administration from California Lutheran University and a Bachelor of Science from the University of California, Irvine.

We believe that Mr. Thompson is qualified to serve as a director based on his experience as a seasoned investor and a current and former director of many companies and his knowledge of the industry in which we operate, including as an executive officer of a medical device company.

Kathleen Tune has served as a member of our board of directors since February 2014. Ms. Tune has served as a partner with Thomas, McNerney & Partners since 2010 and worked at Thomas, McNerney & Partners since 2003. From 2000 to 2003, Ms. Tune was employed by Piper Jaffray Companies as a healthcare analyst focused on medical technology companies. Ms. Tune currently serves on the board of directors of privately held Galil Medical Ltd. and VertiFlex, Inc., both medical technology companies, as well as on the board of directors of CAS Medical Systems, Inc., a publicly traded company. Ms. Tune is currently president of the non-profit Mid-America Health Care Investors Network. Ms. Tune holds a Bachelor of Science in biochemistry and microbiology from Minnesota State University, Mankato, a Masters of Science degree in microbiology from the University of Minnesota and a Masters in Business Administration from the University of Minnesota.

We believe that Ms. Tune is qualified to serve as a director based on her experience as a seasoned investor and a current and former director of many companies and her knowledge of the industry in which we operate.

Codes of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business affairs are managed under the direction of our board of directors. Our board of directors consists of eight directors, seven of whom qualify as independent under the listing standards of the NASDAQ.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Following this offering, the persons nominated for director who receive the highest number of affirmative votes at each annual meeting for the class of directors to be elected at such meeting (as further described below) will be elected to our board of directors.

Classified Board of Directors

Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	The Class I directors will be Mr. Thrower and Ms. Tune, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	The Class II directors will be Messrs. Bisgaard, Mandato and Thompson, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	The Class III directors will be Messrs. Breum, Kinet and Lowe, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Each director’s term will continue until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Ms. Tune and Messrs. Bisgaard, Breum, Kinet, Lowe, Mandato and Thompson do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions described in “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Messrs. Kinet and Lowe and Ms. Tune, each of whom is a non-employee director, comprise our audit committee. Mr. Lowe is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the listing standards of the NASDAQ and SEC rules and regulations. Our board of directors has also determined that Mr. Lowe qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ. Our audit committee is responsible for, among other things:

•	Selecting and hiring our independent registered public accounting firm;

•	Evaluating the performance and independence of our independent registered public accounting firm;

•	Approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	Reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	Reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	Overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	Reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports;

•	Reviewing and approving any proposed related person transactions; and

•	Preparing the audit committee report included in our annual proxy statement.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ.

Compensation Committee

Messrs. Kinet, Mandato and Thompson, each of whom is a non-employee director, comprise our compensation committee. Mr. Kinet is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee satisfies the requirements for independence under the listing standards of the NASDAQ and the applicable rules and regulations of the SEC. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. Our compensation committee is responsible for, among other things:

•	Reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	Administering our equity compensation plans;

•	Overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	Preparing the compensation committee report included in our annual proxy statement.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ.

Nominating and Corporate Governance Committee

Messrs. Bisgaard, Breum and Thompson, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Thompson is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the listing standards of the NASDAQ. Our nominating and corporate governance committee is responsible for, among other things:

•	Evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	Evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	Reviewing and making recommendations with regard to our corporate governance guidelines; and

•	Reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our audit committee.

Our nominating and corporate governance committee will operate under a written charter that satisfies the listing standards of the NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or our compensation committee.

Non-Employee Director Compensation

Prior to our initial public offering, we did not have a formal policy or plan under which to make equity award grants or to pay cash retainers to our nonemployee directors. As of the effective date of our initial public offering, we have implemented a formal policy pursuant to which our nonemployee directors are eligible to receive the following annual service retainers and equity awards as compensation for service on our board of directors:

Annual service on the board of directors (other than Chair)	$35,000
Annual service as Chair of the board of directors	$60,000
Annual service as member of the audit committee (other than Chair)	$7,500
Annual service as Chair of the audit committee	$15,000
Annual service as member of the compensation committee (other than Chair)	$5,000
Annual service as Chair of the compensation committee	$10,000
Annual service as member of the nominating and corporate governance committee (other than Chair)	$3,500
Annual service as Chair of the nominating and corporate governance committee	$7,000
Equity retainer upon initial election to the board of directors	Option to purchase shares of our common stock equal to 0.075% of our fully-diluted outstanding stock after this offering, which shall vest annually over three years
Equity retainer on the day of our annual meeting of stockholders	Option to purchase shares of our common stock equal to 0.025% of our fully-diluted outstanding stock after this offering, which shall vest in full on the one-year anniversary of the grant date

A director who is also our employee receives no additional compensation for his service as our director. During fiscal 2014, Mr. Thrower was our employee. See Executive Compensation—“2014 Summary Compensation Table” below for additional information regarding the compensation paid to Mr. Thrower during fiscal year 2014.

Name	Option Awards ($)(1)		Total ($)
Peter Benson, Peter Bisgaard, Phil Hopper, Joe Mandato and Peter McNerney(2)	—		—
Lawrence Kinet	40,939	(3)	40,939
Rick Thompson	40,939	(4)	40,939

(1)	The amounts reported represent the aggregate grant date fair value of the stock options granted to certain non-employee directors during fiscal year 2014 as computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures. Other than for the grant of stock options during our fourth quarter of 2014, the assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. The assumptions used in calculating the grant date fair value of the stock options granted during our fourth quarter of 2014 are as set forth in the notes to our audited consolidated financial statements included in this prospectus, except as follows: (i) an expected term of 6.25 years; (ii) an expected volatility of 64%, (iii) a risk-free interest rate of 1.75%; and (iv) a dividend yield of 0%.

(2)	As of December 31, 2014, Messrs. Benson, Bisgaard, Mandato and McNerney did not have any equity awards outstanding. As of December 31, 2014, Mr. Hopper held options to purchase 7,048 shares of our common stock.
(3)	Represents a grant of nonstatutory stock option for 14,549 shares of our common stock with an exercise price of $1.43 to Mr. Kinet on July 21, 2014. Fifty percent (50%) of the option will vest on January 21, 2015, and the balance vests in 30 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest. Additionally, as of December 31, 2014, Mr. Kinet held options to purchase 15,822 shares of our common stock.
(4)	Represents a grant of nonstatutory stock option for 14,549 shares of our common stock with an exercise price of $1.43 to Mr. Thompson on July 21, 2014. Fifty percent (50%) of the option will vest on January 21, 2015, and the balance vests in 30 successive equal monthly installments upon the completion of each additional month of service thereafter . In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest. Additionally, as of December 31, 2014, Mr. Thompson held options to purchase 15,822 shares of our common stock.

EXECUTIVE COMPENSATION

2014 Summary Compensation Table

The following table presents information regarding the compensation earned by or paid to our Chief Executive Officer and our two other most highly compensated executive officers during the years ended December 31, 2013 and 2014. The individuals listed in the table below are our Named Executive Officers for 2014, or the Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Total ($)
David Thrower
President and Chief Executive Officer	2014	345,840	155,250	(2)	2,184,666	2,685,756
	2013	342,917	—		114,111	457,028
Wenkang Qi
Vice President, Research and Development	2014	286,111	30,801	(2)	471,958	788,870
	2013	267,875	34,966	(3)	30,733	333,574
Kenneth El-Sherif
Vice President, Commercialization	2014	247,140	31,498	(4)	450,405	729,043
	2013	230,000	—		32,182	262,182

(1)	The amounts reported represent the aggregate grant date fair value of the stock options granted to each Named Executive Officer indicated during fiscal 2013 and fiscal 2014, to the extent applicable, as computed in accordance with FASB ASC Topic 718, disregarding estimates of forfeitures. Other than for the grant of stock options during our fourth quarter of 2014, the assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. The assumptions used in calculating the grant-date fair value of the stock options granted during our fourth quarter of 2014 are as set forth in the notes to our audited consolidated financial statements included in this prospectus, except as follows: (i) an expected term of 6.25 years; (ii) an expected volatility of 64%, (iii) a risk-free interest rate of 1.75%; and (iv) a dividend yield of 0%.
(2)	The amount represents a performance bonus based upon our achievement of certain performance milestones and the named executive officer’s individual performance, and is contingent and will be paid out upon completion of this offering.
(3)	The amount represents a discretionary bonus paid to Mr. Qi in March, 2013 for his achievement of certain performance milestones.
(4)	The amount represents (i) a $7,500 spot bonus paid to Mr. El-Sherif in August, 2014, and (ii) a $23,998 performance bonus based upon our achievement of certain performance milestones and Mr. El-Sherif’s individual performance, and is contingent and will be paid out upon completion of this offering.

Executive Employment Arrangements and Other Compensation and Benefit Plans

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Executive Agreements

We initially entered into offer letters with each of the named executive officers in connection with his employment with the company, which are summarized below, and intend to replace these offer letters with executive agreements, as further described below, in connection with our initial public offering. These executive agreements set forth the terms and conditions of employment of each named executive officer, including base salary, target annual bonus opportunity and standard employee benefit plan participation. These executive agreements also contain provisions that provide for certain payments and benefits in the event of a termination of employment.

David Thrower

On January 15, 2015, we entered into an executive agreement with Mr. Thrower effective as of the completion of this offering. The executive agreement provides for his at-will employment and sets forth his base salary of $425,000, his annual target bonus of 70% of base salary, and eligibility to participate in benefit plans generally. Mr. Thrower is also subject to confidentiality provisions.

Benefits upon a Change in Control

Upon a change in control, 50% of the then unvested stock options held by Mr. Thrower will immediately accelerate upon such event, and 100% of the remaining unvested and outstanding stock options will accelerate and vest 12 months after such date; provided, however, that if he is terminated without cause (as defined in the executive agreement) or resigns for good reason (as defined in the executive agreement), within 12 months after a change in control, 100% of the remaining unvested and outstanding stock options will fully accelerate and vest on such date.

Involuntary Termination of Employment

In the event that his employment is terminated without cause or he resigns for good reason, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to 15 months of his then base salary and continuation of his benefits (or cash payment in lieu of such benefits, plus a tax gross up for such cash payment) for 15 months.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Wenkang Qi

On January 15, 2015, we entered into an executive agreement with Mr. Qi for the position of Vice President of Research and Development effective as of the completion of this offering. The executive agreement provides his at-will employment and sets forth his base salary of $300,000, his annual target bonus of 40% of base salary, and eligibility to participate in benefit plans generally. Mr. Qi is also subject to confidentiality provisions.

Benefits upon a Change in Control

Upon a change in control, 50% of the then unvested stock options held by Mr. Qi will immediately accelerate upon such event, and 100% of the remaining unvested and outstanding stock options will accelerate and vest 12 months after such date; provided, however, that if he is terminated without cause (as defined in the executive agreement) or resigns for good reason (as defined in the executive agreement), within 12 months after a change in control, 100% of the remaining unvested and outstanding stock options will fully accelerate and vest on such date.

Involuntary Termination of Employment

In the event that his employment is terminated without cause (as defined in the executive agreement) or he resigns for good reason, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to six months of his then base salary and continuation of his benefits (or cash payment in lieu of such benefits, plus a tax gross up for such cash payment) for six months.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Ken El-Sherif

On January 15, 2015, we entered into an executive agreement with Mr. El-Sherif for the position of Vice President of Commercialization effective as of the completion of this offering. The executive agreement provides for his at-will employment and sets forth his base salary of $275,000, his annual target bonus of 45% of base salary, and eligibility to participate in benefit plans generally. Mr. El-Sherif is also subject to confidentiality provisions.

Benefits upon a Change in Control

Upon a change in control, 50% of the then unvested stock options held by Mr. El-Sherif will immediately accelerate upon such event, and 100% of the remaining unvested and outstanding stock options will fully accelerate and vest 12 months after such date; provided, however, that if he is terminated without cause (as defined in the executive agreement) or resigns for good reason (as defined in the executive agreement), within 12 months after a change in control, 100% of the remaining unvested and outstanding stock options will fully accelerate and vest on such date.

Involuntary Termination of Employment

In the event that his employment is terminated without cause (as defined in the executive agreement) or he resigns for good reason, and subject to delivering a fully effective release of claims, he will be entitled to cash severance equal to six months of his then base salary and continuation of his benefits (or cash payment in lieu of such benefits, plus a tax gross up for such cash payment) for six months.

The payments and benefits provided under his executive agreement in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits also may be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to him in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Offer Letters

David Thrower

On March 28, 2012, we entered into an offer letter with David Thrower for the position of Chief Executive Officer. The offer letter provides for his “at-will” employment and sets forth his initial base salary at $320,000 per year (Mr. Thrower’s current base salary is $345,000), his eligibility to participate in our incentive bonus plan, an initial equity grant of shares of our common stock subject to a nonqualified stock option equal to 4.5% of our then-outstanding fully diluted common stock, and eligibility to participate in our benefit plans. Pursuant to his offer letter, if there is a change in control (as defined in the offer letter), then 50% of his then-unvested shares subject to his initial equity grant will vest subject to Mr. Thrower’s continued employment with us on the date of the change in control. The remaining 50% will vest on the earlier of (i) six months after the change in control or (ii) an involuntary termination (as defined in the offer letter) within six months of the change in control. Notwithstanding the foregoing, if Mr. Thrower’s initial equity grant is not assumed or substituted with equivalent value and accelerated vesting, Mr. Thrower will receive on the earlier of six months after the change in control or his involuntary termination (as defined in his offer letter) after such change in control the proceeds attributable to the portion of the initial equity grant that did not become vested and exercisable at the time of the change in control. If Mr. Thrower is terminated for any reason other than for cause or permanent disability, or Mr. Thrower resigns for good reason (all as defined in the offer letter), and subject to him executing a release, then we will pay Mr. Thrower a lump sum equal to six months of his then-base salary. If terminated under the same conditions within 12 months following a change in control, we will pay Mr. Thrower a lump sum equal to 12 months of his then-base salary. Mr. Thrower is also subject to our standard proprietary information and inventions agreement.

This offer letter will be superseded by our executive agreement with Mr. Thrower effective as of the completion of this offering.

Wenkang Qi

On March 25, 2010, we entered into an offer letter with Wenkang Qi for the position of Vice President of Research and Development. The offer letter provides for his “at-will” employment and sets forth his initial base salary of $240,000 per year (Mr. Qi’s current base salary is $290,000), eligibility to earn a discretionary bonus, an initial equity grant of an option to purchase 320,000 shares of our common stock (pre 1:13 reverse stock split), and eligibility to participate in our benefit plans. Pursuant to his offer letter, if Mr. Qi is terminated by us other than for cause (as defined in his offer letter), subject to his execution of a release, we will pay him three months of his then-base salary and three months of COBRA reimbursement. Mr. Qi is subject to an at-will employment, confidential information, invention assignment and arbitration agreement.

This offer letter will be superseded by our executive agreement with Mr. Qi effective as of the completion of this offering.

Ken El-Sherif

On September 19, 2012, we entered into an offer letter with Ken El-Sherif for the position of Vice President of Marketing. Mr. El-Sherif’s title was subsequently changed to Vice President of Commercialization in November 2014. The offer letter provides for his “at-will” employment and sets forth his initial base salary of $230,000 per year (Mr. El-Sherif’s current base salary is $253,000), eligibility to earn a discretionary bonus, an initial equity grant for an option to purchase 494,811 shares of our common stock (pre 1:13 reverse stock split), and eligibility to participate in our benefit plans. Pursuant to his offer letter, if there is a change in control (as defined in the offer letter), then 50% of his then-unvested shares subject to his initial equity grant will vest subject to Mr. El-Sherif’s continued employment with us on the date of the change in control. The remaining 50% will vest on the earlier of (i) six months after the change in control or (ii) an involuntary termination (as defined in the offer letter) within six months of the change in control. Notwithstanding the foregoing, if Mr. El-Sherif’s initial equity grant is not assumed or substituted with equivalent value and accelerated vesting, Mr. El-Sherif will receive on the earlier of six months after the change in control or his involuntary termination (as defined in his offer letter) after such change in control the proceeds attributable to the portion of the initial equity grant that did not become vested and exercisable at the time of the change in control. If Mr. El-Sherif is terminated for any reason other than for cause or permanent disability, or Mr. El-Sherif resigns for good reason (all as defined in the offer letter), and subject to him executing a release, then we will pay Mr. El-Sherif a lump sum equal to four months of his then-base salary. Mr. El-Sherif is subject to an at-will employment, confidential information, invention assignment and arbitration agreement.

This offer letter will be superseded by our executive agreement with Mr. El-Sherif effective as of the completion of this offering.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our Named Executive Officers at December 31, 2014.

	Option Awards(1)
	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date
Name	Exercisable (#)	Unexercisable (#)
David Thrower	5,849	1,539	(2)	24.50	5/21/22
	2,438	5,365	(3)	24.50	9/29/23
	0	230,838	(4)	1.43	7/20/24
	93,249	173,177	(5)	4.81	12/9/24
Wenkang Qi	1,306	0	(6)	68.61	5/11/20
	306	0	(7)	68.61	9/2/20
	656	1,445	(3)	24.50	9/29/23
	0	50,386	(8)	1.43	7/20/24
	20,056	37,247	(5)	4.81	12/9/24
Ken El-Sherif	1,135	883	(9)	24.50	10/22/22
	687	1,513	(3)	24.50	9/29/23
	0	56,707	(10)	1.43	7/20/24
	17,666	32,809	(5)	4.81	12/9/24

(1)	Each stock option was granted as an incentive stock option pursuant to our 2007 Stock Plan. Unless otherwise described in the footnotes below, the stock options are not early exercisable.
(2)	The option will vest over a four-year period from October 31, 2011, with 25% vesting upon completion of one year of service measured from such date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest. Pursuant to his offer letter, the remaining 50% will vest on the earlier of (i) six months after the change in control or (ii) an involuntary termination (as defined in the offer letter) within six months of the change in control.
(3)	The equity award will vest over a four-year period in 48 successive equal monthly installments upon the completion of each additional month of service after September 30, 2013. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest.
(4)	37.5% of the option will vest on January 21, 2015, and the balance vests in 30 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the options will vest.
(5)	35% of the option vested on December 10, 2014, and the balance vests in 47 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the options will vest.
(6)	The option will vest over a four-year period from April 19, 2010, with 25% vesting upon completion of one year of service measured from such date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest.
(7)	7/48 of the option vested on April 19, 2011, and the balance vests in 41 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest.
(8)	50% of the option will vest on January 21, 2015, and the balance vests in 30 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the options will vest.
(9)	The option will vest over a four-year period from September 19, 2012, with 25% vesting upon completion of one year of service measured from such date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the option will vest. Pursuant to his offer letter, the remaining 50% will vest on the earlier of (i) six months after the change in control or (ii) an involuntary termination (as defined in the offer letter) within six months of the change in control.
(10)	25% of the option will vest on January 21, 2015, and the balance vests in 30 successive equal monthly installments upon the completion of each additional month of service thereafter. In the event of a change in control (as defined in our 2007 Stock Plan), 50% of any unvested shares subject to the options will vest.

Employee Benefit and Stock Plans

2015 Stock Option and Incentive Plan

Our 2015 Stock Option and Incentive Plan, or the 2015 Plan, was adopted by our board of directors and approved by our stockholders in December, 2014 and will become effective immediately prior to the closing of this offering. The 2015 Plan will replace the 2007 Stock Plan, or our 2007 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved 932,624 shares of our common stock for the issuance of awards under the 2015 Plan, plus the 530,753 shares of common stock remaining available for issuance under our 2007 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by the lesser of (i) 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, (ii) 10,000,000 shares of our common stock, or (iii) such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and the 2007 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than 2,000,000 shares of common stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2015 Plan is 2,000,000 shares of stock or $3,000,000 in the case of cash-based awards. The maximum number of shares that may be issued as incentive stock options may not exceed 1,463,377 cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or 466,312 shares.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, patient satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 2,000,000 shares of common stock with respect to a stock-based award and $3,000,000 with respect to a cash-based award.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2015 Plan shall fully accelerate prior to the effectiveness of the sale event and then shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

2007 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2007 Stock Plan, or the 2007 Plan, in January 2007, most recently amended on September 3, 2014. Our 2007 Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and restricted stock awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Our 2007 Plan will be terminated in connection with this offering, and accordingly, no shares will be available for future issuance under the 2007 Plan following the closing of this offering. Our 2007 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2014, options to purchase 1,516,357 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average exercise price of approximately $4.15 per share.

Our board of directors currently administers our 2007 Plan. Subject to the provisions of our 2007 Plan, the administrator has the power to interpret and administer our 2007 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2007 Plan. The administrator may, at any time, authorize the issuance of new awards in exchange for the surrender and cancellation of any or all outstanding awards with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares or other consideration as the administrator and the participant may agree.

Stock options may be granted under our 2007 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for thirty days after termination. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the six month anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination or, if later, such time as the conditions for cause are determined by the administrator to have occurred.

Restricted stock may be granted under our 2007 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Restricted stock awards granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, must have a purchase price of at least 100% of the fair market value per share of our common stock on the date of grant or the date of purchase.

Our 2007 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the administrator, to the Company, by gift to an immediate family member, or with approval by the Board, and only the recipient of an award may exercise such an award during his or her lifetime.

In the event of certain changes in our capitalization, including changes in our capitalization resulting from the issuance of any of our shares as a share dividend, the administrator will make adjustments to the number and type of shares and exercise price of shares subject to outstanding options and the number and type of shares that may be delivered under the 2007 Plan. In the event of a proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all options will terminate to the extent unexercised immediately prior to the consummation of such proposed transaction.

The 2007 Plan provides that in the event of our merger into or consolidation with another entity in which we are not the surviving entity, or we are liquidated or we sell or dispose of all or substantially all of our assets to another entity, then the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award under the 2007 Plan. If within 12 months of such assumption or substitution, the holder is terminated without cause or other than as a result of the holder’s death or disability, then such options will become fully vested and exercisable, and the right of repurchase will lapse with respect to such restricted stock awards. If there is no assumption or substitution of outstanding options and restricted stock awards, then such options will become fully vested and exercisable, and the right of repurchase will lapse with respect to such restricted stock awards. In addition, the administrator will notify participants in writing or electronically that options under the 2007 Plan will be exercisable for a period of time as determined by the Administrator, and will terminate upon expiration of such period to the extent unexercised.

Our board of directors has determined not to grant any further awards under the 2007 Plan after the completion of the offering. Following the consummation of our initial public offering, we expect to make future awards under the 2015 Plan.

Senior Executive Cash Incentive Bonus Plan

In December 2014, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; funds from operations or similar measure; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; patient satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

2015 Employee Stock Purchase Plan

In December 2014, our board of directors adopted, and our stockholders approved, our 2015 Employee Stock Purchase Plan, or the ESPP. The ESPP initially reserves and authorizes the issuance of up to a total of 186,525 shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2016, by the lesser of (i) 100,000 shares of our common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, or (iii) such lesser number of shares of our common stock as determined by the plan administrator. The share reserve is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who have been employed for at least six months and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of our stock is not eligible to purchase shares of our common stock under the ESPP.

We will make one or more offerings each year to our employees to purchase shares of our common stock under the ESPP. Offerings will typically begin on each January 1st and July 1st and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to 10% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the applicable offering period equal to the lower of (i) the accumulated payroll deductions divided by either a per share price equal to 85% of the fair market value of a share of our common stock on the first business day or the last business day of the offering period, whichever is lower, (ii) 12,500 shares of our common stock, or (iii) such other lesser maximum number of shares of our common stock as shall have been established by the plan administrator in advance of the offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason. The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements that are described in “Management” and “Executive Compensation,” and the registration rights described in “Description of Capital Stock—Registration Rights,” we describe below transactions and series of similar transactions since January 1, 2011, and currently proposed transactions, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities (each, a related person), had or will have a direct or indirect material interest.

Other than as described below, since January 1, 2011, there has not been, nor is there currently proposed, any transactions or series of similar transactions in which we were, or currently propose to be, a party where the amount involved exceeds, or will exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Convertible Note Financings

From March 15, 2011 through December 6, 2012, we sold an aggregate of $18,350,000 in convertible promissory notes to De Novo Ventures III, L.P., Lundbeckfond Invest A/S, Novo A/S, Seed Capital Denmark K/S, Sunstone Life Science Ventures Fund I K/S and funds associated with Thomas, McNerney & Partners. These convertible notes converted into shares of our Series C convertible preferred stock in connection with the Series C convertible preferred stock financing. The Series C convertible preferred stock converted into shares of our Series A-1 convertible preferred stock in connection with the Series A-2 convertible preferred stock financing in February 2014.

From June 28, 2013 through December 13, 2013, we sold an aggregate of $16,000,000 in convertible promissory notes to De Novo Ventures III, L.P., Lundbeckfond Invest A/S, Novo A/S, Seed Capital Denmark K/S, Sunstone Life Science Ventures Fund I K/S and funds associated with Thomas, McNerney & Partners. These convertible promissory notes converted into shares of our Series A-1 convertible preferred stock in connection with the Series A-2 convertible preferred stock financing in February 2014.

Equity Financings

Series C Convertible Preferred Stock Financing

From February 7, 2013 through March 25, 2013, we sold an aggregate of 2,408,525 shares of our Series C convertible preferred stock at a purchase price of $11.70 per share, for an aggregate purchase price of $28,179,796.50 including the purchase price paid by cancellation of convertible promissory notes. Purchasers of the Series C convertible preferred stock included venture capital funds that hold 5% or more of our capital stock. In connection with the Series A-2 convertible preferred stock financing described below, all outstanding shares of the Series C convertible preferred stock were cancelled in exchange for shares of our Series A-1 convertible preferred stock and the Series C warrants were terminated. The following table summarizes purchases of our Series C convertible preferred stock by related persons:

Stockholder	Shares of Series C Convertible Preferred Stock	Total Purchase Price (including purchase price paid by cancellation of convertible promissory notes)
De Novo Ventures III, L.P.(1)	338,612	$3,961,768.94
Lundbeckfond Invest A/S(2)	155,685	$1,821,522.60
Novo A/S(3)	538,448	$6,299,849.97
Seed Capital Denmark K/S(4)	262,525	$3,071,553.60
Sunstone Life Science Ventures Fund I K/S(5)	567,535	$6,640,164.36
Funds associated with Thomas, McNerney & Partners(6)	545,720	$6,384,950.84

(1)	Joe Mandato, a member of our board of directors, is a managing director at De Novo Ventures III, L.P.
(2)	Casper Breum, a member of our board of directors, is a partner at Lundbeckfond Invest A/S.
(3)	Peter Bisgaard, a member of our board of directors, is employed as a partner with Novo Ventures (US) Inc., which provides consulting services to Novo A/S.
(4)	Ulla Brockenhuus-Schack, a former member of our board of directors, is a partner at Seed Capital Denmark K/S.
(5)	Peter Benson, a member of our board of directors, is a partner at Sunstone Life Science Ventures Fund I K/S.
(6)	Thomas, McNerney & Partners affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Thomas, McNerney & Partners II, LP, TMP Associates II, L.P. and TMP Nominee II, LLC. Kathleen Tune, a member of our board of directors, is a partner at Thomas, McNerney & Partners.

Series A-2 Convertible Preferred Stock and Warrant Financing

From February 24, 2014 through March 24, 2014, we sold an aggregate of 1,361,534 shares of our Series A-2 convertible preferred stock at a purchase price of $13.00 per share, for an aggregate purchase price of $17,700,000. In connection with the sale of Series A-2 convertible preferred stock, we also sold 439,764 warrants to purchase shares of our common stock for an aggregate purchase price of $571.72. Purchasers of the Series A-2 convertible preferred stock included venture capital funds that hold 5% or more of our capital stock. The following table summarizes purchases of our Series A-2 convertible preferred stock to purchase common stock by related persons:

Stockholder	Shares of Series A-2 Convertible Preferred Stock	Total Purchase Price of Series A-2 Convertible Preferred Stock
De Novo Ventures III, L.P.(1)	99,999	$1,300,000.00
Lundbeckfond Invest A/S(2)	307,692	$4,000,000.00
Novo A/S(3)	384,615	$5,000,000.00
Seed Capital Denmark K/S(4)	192,307	$2,500,000.00
Sunstone Life Science Ventures Fund I K/S(5)	230,769	$3,000,000.00
Funds associated with Thomas, McNerney & Partners(6)	146,152	$1,900,000.00

(1)	Joe Mandato, a member of our board of directors, is a managing director at De Novo Ventures III, L.P.

(2)	Casper Breum, a member of our board of directors, is a partner at Lundbeckfond Invest A/S.
(3)	Peter Bisgaard, a member of our board of directors, is employed as a partner with Novo Ventures (US) Inc., which provides consulting services to Novo A/S.
(4)	Ulla Brockenhuus-Schack, a former member of our board of directors, is a partner at Seed Capital Denmark K/S.
(5)	Peter Benson, a member of our board of directors, is a partner at Sunstone Life Science Ventures Fund I K/S.
(6)	Thomas, McNerney & Partners affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Thomas, McNerney & Partners II, LP, TMP Associates II, L.P. and TMP Nominee II, LLC. Kathleen Tune, a member of our board of directors, is a partner at Thomas, McNerney & Partners.

Series A-3 Convertible Preferred Stock and Warrant Financing

On September 3, 2014, we sold an aggregate of 1,761,535 shares of our Series A-3 convertible preferred stock at a purchase price of $13.00 per share, for an aggregate purchase price of $22,900,000. In connection with the sale of Series A-3 convertible preferred stock, we also sold 880,766 warrants to purchase shares of our Series A-3 convertible preferred stock for an aggregate purchase price of $1,145. Purchasers of the Series A-3 convertible preferred stock included venture capital funds that hold 5% or more of our capital stock. The following table summarizes purchases of our Series A-3 convertible preferred stock to purchase common stock by related persons:

Stockholder	Shares of Series A-3 Convertible Preferred Stock	Total Purchase Price of Series A-3 Convertible Preferred Stock
De Novo Ventures III, L.P.(1)	76,923	$1,000,000
Lundbeckfond Invest A/S(2)	769,230	$10,000,000
Novo A/S(3)	500,000	$6,500,000
Seed Capital Denmark K/S(4)	184,615	$2,400,000
Sunstone Life Science Ventures Fund I K/S(5)	153,846	$2,000,000
Funds associated with Thomas, McNerney & Partners(6)	76,921	$1,000,000

(1)	Joe Mandato, a member of our board of directors, is a managing director at De Novo Ventures III, L.P.
(2)	Casper Breum, a member of our board of directors, is a partner at Lundbeckfond Invest A/S.
(3)	Peter Bisgaard, a member of our board of directors, is employed as a partner with Novo Ventures (US) Inc., which provides consulting services to Novo A/S.
(4)	Ulla Brockenhuus-Schack, a former member of our board of directors, is a partner at Seed Capital Denmark K/S.
(5)	Peter Benson, a member of our board of directors, is a partner at Sunstone Life Science Ventures Fund I K/S.
(6)	Thomas, McNerney & Partners affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Thomas, McNerney & Partners II, LP, TMP Associates II, L.P. and TMP Nominee II, LLC. Kathleen Tune, a member of our board of directors, is a partner at Thomas, McNerney & Partners.

Investors’ Rights Agreement

On September 3, 2014, in connection with our Series A-3 convertible preferred stock and warrant financing, we entered into an Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with certain holders of our common stock and outstanding convertible preferred stock, including entities with which certain of our directors are affiliated. See “Description of Capital Stock—Registration Rights” for additional information regarding the registration rights.

Right of First Refusal and Co-Sale Agreement

On September 3, 2014, in connection with our Series A-3 convertible preferred stock and warrant financing, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain holders of common stock, which imposes restrictions on the transfer of our capital stock. Upon the closing of this offering, the Amended and Restated Right of First Refusal and Co-sale Agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting Agreement

On September 3, 2014, in connection with our Series A-3 convertible preferred stock and warrant financing, we entered into an Amended and Restated Voting Agreement with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain holders of our common stock, under which such parties have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the closing of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of the company.

Concurrent Private Placement

We have entered into a purchase agreement whereby certain existing stockholders will agree to purchase an aggregate of $17.1 million worth of shares of our common stock in a concurrent private placement at the same price as the price offered to the public in this offering, or 1,221,428 shares based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus. We will receive the net proceeds of the sales of such shares of $15.9 million, after deducting placement agent discounts and commissions of $1.197 million, with respect to the shares that are sold in the concurrent private placement. The sale of these shares to certain existing stockholders will not be registered in this offering and will be subject to lock-up restrictions described in “Shares Eligible for Future Sale.”

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our company or our stockholders;

•	Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Policies and Procedures for Related Person Transactions

Our audit committee will have the primary responsibility for reviewing and approving transactions with related persons. Our audit committee charter provides that our audit committee shall review and approve in advance any related person transactions.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of January 22, 2015, and as adjusted to reflect the sale of our common stock offered by us in this offering and the concurrent private placement for:

•	Each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock or common stock;

•	Each of our named executive officers;

•	Each of our directors; and

•	All of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our capital stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to the offering and the concurrent private placement is based on 7,021,009 shares of our common stock outstanding as of January 22, 2015, assuming the automatic conversion of all outstanding shares of our convertible preferred stock. Applicable percentage ownership after the offering is based on shares of our common stock outstanding immediately after the completion of this offering, assuming (i) our sale of 1,221,428 shares of common stock at an assumed initial offering price of $14.00 per share upon the closing of the concurrent private placement and (ii) that the underwriters will not exercise their option to purchase additional shares in full. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our capital stock subject to options and warrants held by the person that are currently exercisable or exercisable within 60 days of January 22, 2015. However, except as described above, we did not deem such shares of our capital stock outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Asante Solutions, Inc., 352 East Java Drive, Sunnyvale, California 94089.

	Beneficial Ownership Prior to the Offering and the Concurrent Private Placement		Beneficial Ownership After the Offering and the Concurrent Private Placement
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
De Novo Ventures III, L.P. (1)	620,876	8.8%	692,305	5.9%
Lundbeckfond Invest A/S (2)	1,809,502	25.8%	2,238,073	19.1%
Novo A/S (3)	1,894,545	27.0%	2,287,402	19.5%
Entities associated with Seed Capital Denmark K/S (4)	850,650	12.0%	964,936	8.2%
Sunstone Life Science Ventures Fund I K/S (5)	1,136,080	16.0%	1,278,937	10.8%
Entities associated with Thomas, McNerney & Partners (6)	906,035	12.8%	977,463	8.3%
Named Executive Officers and Directors:
David Thrower (7)	209,404	2.9%	209,404	1.8%
Kenneth El-Sherif (8)	38,812	*	38,812	*
Wenkang Qi (9)	51,661	*	51,661	*
Peter Benson (10)	1,136,080	16.0%	1,278,937	10.8%
Peter Bisgaard (11)	—	*	—	*
Casper Breum (12)	1,809,502	25.8%	2,238,073	19.1%
Lawrence Kinet (13)	8,601	*	8,601	*
Christopher Lowe (14)	—	*	—	*
Joe Mandato (15)	620,876	8.8%	692,305	5.9%
Richard Thompson (16)	8,601	*	8,601	*
Kathleen Tune (17)	906,035	12.8%	977,463	8.3%
All current executive officers and directors as a group (15 persons) (18)	4,863,401	64.6%	5,577,686	45.5%

*	Represents beneficial ownership of less than one percent (1%).
(1)	The sole general partner of De Novo Ventures III, L.P. is De Novo Management III, LLC. Joe Mandato is a managing member of De Novo Management III, LLC and shares voting control with fellow managing members Richard Ferrari, Fred Dotzler, David Mauney and Jay Watkins. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of 71,429 shares by De Novo Ventures III, L.P. in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with this offering. The principal business address of each of the De Novo entities is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(2)	The board of directors of Lundbeckfond Invest A/S consists of Jørgen Huno Rasumussen, Steffen Kragh, Thorleif Krarup, Povl Krogsgaard-Larsen, Susanne Krüger Kjær, Gunhild Waldemar, Vagn Flink Møller Pedersen, Henrik Sindal Jensen and Peter Adler Würtzen, who have shared investment and voting control with respect to the shares held by Lundbeckfond Invest A/S and may exercise such control only with the support of a majority of the members of the Lundbeckfond Ventures A/S board of directors. No individual member of the Lundbeckfond Invest A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Lundbeckfond Invest A/S. Casper Breum, one of our directors, is employed as a partner of Lundbeckfond Ventures, a division within Lundbeckfond Invest A/S, and is not deemed to beneficially own the shares held by Lundbeckfond Invest A/S. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of 428,571 shares by Lundbeckfond Invest A/S in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with the closing of this offering. The address for Lundbeckfond Invest A/S is Scherfigsvej 7, 2100 Copenhagen Ø, Denmark.
(3)

The board of directors of Novo A/S consists of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, who have shared investment and voting control with respect to the shares held by Novo A/S and may exercise such control only with the support of a majority of the members of the Novo A/S board of directors. No individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S. Peter Bisgaard, one of our directors, is employed as a partner of Novo Ventures (U.S.) Inc., which provides consulting services to Novo A/S, and is not deemed to beneficially own the shares held by Novo A/S. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of 392,857 shares by Novo A/S in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with the closing of this offering. The address for Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)	Consists of (i) 753,359 shares held of record by Seed Capital Denmark K/S, (ii) 92,307 shares held by Seed Capital Denmark K/S subject to outstanding warrants which are exercisable within 60 days of January 22, 2015, (iii) 3,246 shares held of record by Seed Capital Management I/S and (iv) 1,738 shares held of record by DTU Symbion Innovation A/S on behalf of the Ministry of Higher Education and Science. The general partners of Seed Capital Denmark K/S consists of UBS 2 ApS (100% owned by Ulla Brockenhuus-Schack), Papilio ApS (100% owned by Carsten Schou) and GM Invest ApS (100% owned by Lars Andersen), who have shared investment and voting control with respect to the shares held by Seed Capital Denmark K/S, as partners of Seed Capital Management I/S, the management company of Seed Capital Denmark K/S, and may exercise such control only with the support of a majority of the partners of Seed Capital Denmark K/S. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of 114,286 shares by Seed Capital Denmark K/S in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with the closing of this offering. The address for Seed Capital Denmark K/S is Diplomvej 381, 2800 Kgs. Lyngby, Denmark. The board of directors of DTU Symbion Innovation A/S consists of Erik G. Hansen, Marianne Tellersen, Jørgen Honore and Søren S. Knudsen, who have shared investment and voting control with respect to the shares held by DTU Symbion Innovation A/S and may exercise such control only with the support of a majority of the members of the DTU Symbion Innovation A/S board of directors. No individual member of the DTU Symbion Innovation A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by DTU Symbion Innovation A/S. Ulla Brockenhuus-Schack is managing director, and is not deemed to beneficially own the shares held by DTU Symbion Innovation A/S. The address for DTU Symbion Innovation A/S is Diplomvej 381, 2800 Kgs. Lyngby, Denmark.
(5)	Consists of (i) 1,059,157 shares held of record by Sunstone Life Science Ventures Fund I K/S and (ii) 76,923 shares subject to outstanding warrants which are exercisable within 60 days of January 22, 2015. Sunstone LSV General Partner I ApS has sole dispositive and voting power over shares held by the Sunstone Life Science Ventures Fund I K/S. The members of the board of directors of Sunstone LSV General Partner I ApS are Peter Benson, Søren Lemonius, Sten Verland and Merete Lundbye Møller, and they share voting and dispositive power over shares held by Sunstone LSV General Partner I ApS. Although Sunstone LSV General Partner I ApS has delegated its power to manage the investments and the portfolio companies of Sunstone Life Science Ventures Fund I K/S to Sunstone Capital A/S, Sunstone Life Science Ventures Fund I K/S is bound by the signature of two members of the board of Sunstone LSV General Partner I ApS. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of 142,857 shares by Sunstone Life Science Ventures Fund I K/S in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with the closing of this offering. The address for Sunstone Life Science Ventures Fund I K/S is Lautrupsgade 7,5, DK-2100 Copenhagen, Denmark.
(6)

Consists of (i) 855,884 shares held of record by Thomas, McNerney & Partners II, L.P., or TMP II LP, (ii) 38,126 shares held by TMP II LP subject to outstanding warrants which are exercisable within 60 days of January 22, 2015, (iii) 3,165 shares held of record by TMP Associates II, L.P., or TMPA II, (iv) 142 shares held by TMPA II subject to outstanding warrants which are exercisable within 60 days of January 22, 2015, (v) 8,526 shares held of record by TMP Nominee II, LLC, or TMPN II, and (vi) 192 shares held by TMPN II subject to outstanding warrants which are exercisable within 60 days of January 22, 2015. Thomas, McNerney & Partners II, LLC, or TMP II LLC, the general partner of TMP II LP and TMPA II, has voting and dispositive power over the shares held by TMP II LP and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II LP and TMPA II.

Messrs. James Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities over which TMP II LLC exercises voting and dispositive power. Messrs. James Thomas, Alex Zisson and Eric Aguiar are managers of TMP II LLC. Shares beneficially owned after this offering and the concurrent private placement reflect the purchase of (i) 70,807 shares by TMP II, (ii) 264 shares by TMPA II and (iii) 357 shares by TMPN II in the concurrent private placement at an assumed initial public offering price of $14.00 per share, which is expected to close concurrently with the closing of this offering. The address for all entities and individuals affiliated with Thomas, McNerney & Partners is 60 South Sixth Street, Suite 3620, Minneapolis, MN 55402.
(7)	Consists of options to purchase 209,404 shares of common stock that are exercisable within 60 days of January 22, 2015.
(8)	Consists of options to purchase 38,812 shares of common stock that are exercisable within 60 days of January 22, 2015.
(9)	Consists of options to purchase 51,661 shares of common stock that are exercisable within 60 days of January 22, 2015.
(10)	Consists of the shares listed in footnote 5 above, which are held by Sunstone Life Science Ventures Fund I K/S.
(11)	Mr. Bisgaard is employed as a partner with Novo Ventures (US) Inc., which provides consulting services to Novo A/S, and is not deemed to beneficially own the shares held by Novo A/S.
(12)	Consists of the shares listed in footnote 2 above, which are held by entities associated with Lundbeckfond Invest A/S.
(13)	Consists of options to purchase 8,601 shares of common stock that are exercisable within 60 days of January 22, 2015.
(14)	Mr. Lowe joined our board of directors in December 2014 and has not yet been granted any equity in the company.
(15)	Consists of the shares listed in footnote 1 above, which are held by De Novo Ventures III, L.P.
(16)	Consists of options to purchase 8,601 shares of common stock that are exercisable within 60 days of January 22, 2015.
(17)	Consists of the shares listed in footnote 6 above, which are held by entities associated with Thomas, McNerney & Partners.
(18)	Consists of (i) 4,357,110 shares held of record by current directors and executive officers, (ii) options to purchase 390,908 shares of common stock that are exercisable within 60 days of January 22, 2015, (iii) and 115,383 shares subject to outstanding warrants which are exercisable within 60 days of January 22, 2015.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering and the concurrent private placement. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, $0.001 par value per share, of which:

•	100,000,000 shares are designated as common stock; and

•	5,000,000 shares are designated as preferred stock.

As of December 31, 2014, we had outstanding 7,228,699 shares of our common stock held of record by approximately 24 stockholders, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock effective immediately prior to the completion of this offering and (ii) the exercise of outstanding warrants to purchase 630,766 shares of our common stock, on an as converted basis, immediately prior to the completion of this offering.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share. Our stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each class serving staggered three-year terms. Only one will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of December 31, 2014, we had outstanding options to purchase an aggregate of 1,516,357 shares of our common stock, with a weighted-average exercise price of approximately $4.15 per share, under our equity compensation plans.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our capital stock as of December 31, 2014.

Class of Stock	Number of Shares of Stock Subject to Warrant	Exercise Price per Share	Expiration Date
Series A-3 Preferred Stock	630,766	$0.13	September 3, 2019
Series A-3 Preferred Stock	46,152	$13.00	November 14, 2024
Series A-1 Preferred Stock	4,278	$35.10	October 13, 2021

Immediately prior to the completion of this offering (i) each warrant to purchase shares of our Series A-3 convertible preferred stock with an expiration date of September 3, 2019 will be net exercised pursuant to their terms if not exercised earlier for cash and (ii) each warrant to purchase shares of our Series A-3 convertible preferred stock with an expiration date of November 14, 2024 will be exercisable for an equivalent number of shares of common stock and will remain exercisable until the expiration date of such warrant.

Upon the conversion of all of our preferred stock into common stock immediately prior to the completion of this offering, each warrant to purchase shares of our Series A-1 convertible preferred stock will be exercisable for an equivalent number of shares of common stock and will remain exercisable until the expiration date of such warrant.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act. These registration rights are contained in our Investors’ Rights Agreement. We, certain holders of our common stock and convertible preferred stock are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’ Rights Agreement will expire three years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares entitled to registration rights pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts, commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In addition, in connection with this offering and as required under the Investors’ Rights Agreement, each stockholder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See “Underwriting” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to 6,594,323 shares of our common stock will be entitled to certain demand registration rights. Additionally, to the extent that certain of the outstanding warrants to purchase shares of our common stock as of December 31, on an as-converted basis, are exercised, 630,766 shares of common stock issued upon exercise of the warrants will be entitled to demand registration rights. All shares issued in the concurrent private placement will also be entitled to demand registration rights. Beginning at the earlier of (i) February 24, 2016 or (ii) 180 days after the effective date of this offering, certain of our stockholders or the holders of at least a majority of the shares defined as registrable securities in the Investors’ Rights Agreement can request that we register the offer and sale of their shares if the aggregate offering price of such registrable securities is not less than $15 million (after deduction of any underwriter’s discounts and expenses related to the issuance). We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 180 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register any of our securities under the Securities Act, the holders of up to 6,594,323 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. Additionally, to the extent that any of the outstanding warrants, as of December 31, 2014, to purchase 681,196 shares of our common stock, on an as-converted basis, are exercised, such shares of common stock issued upon exercise of the warrants will be entitled to piggyback registration rights. All shares issued in the concurrent private placement will also be entitled to piggyback registration rights. As a result, if we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration. We have obtained waivers from holders of these piggyback registration rights in connection with this offering.

S-3 Registration Rights

Beginning at the earlier of (i) February 24, 2016 or (ii) 180 days after the effective date of this offering, the holders of up to 6,594,323 shares of our common stock will be entitled to certain Form S-3 registration rights. Additionally, to the extent that any of the outstanding warrants, as of December 31, 2014, to purchase 635,044 shares of our common stock, on an as-converted basis, are exercised, such shares of common stock issued upon exercise of the warrants will be entitled to Form S-3 registration rights. All shares issued in the concurrent private placement will also be entitled to Form S-3 registration rights. The holders of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected one such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 180 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Classified Board of Directors.”

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock and common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royal St., Canton, MA 02021, and its telephone number is (781) 575-2000.

Limitations of Liability and Indemnification

See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

NASDAQ Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “PUMP.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our capital stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on shares of our capital stock outstanding as of September 30, 2014, upon the completion of this offering and the concurrent private placement assuming an initial offering price of $14.00 per share, a total of 11,949,813 shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the completion of this offering. Of these shares, all of the shares of our common stock sold in this offering by us plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, but excluding the 1,221,428 shares sold in the concurrent private placement, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market at various times beginning more than 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of our capital stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our capital stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal approximately 119,498 shares immediately after this offering and the concurrent private placement; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of our capital stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, our directors and executive officers, and substantially all holders of our common stock or securities exercisable for or convertible into our common stock have agreed to enter into lock-up agreements with the underwriters. For more information, see “Underwriting.”

Registration Rights

After the completion of this offering, the holders of up to 6,594,323 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Additionally, to the extent that any of the outstanding warrants to purchase 681,196 shares of our common stock as of December 31, 2014, on an as-converted basis, are exercised, such shares of common stock issued upon exercise of the warrants will be entitled to registration rights. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. All such registration rights are not exercisable until 180 days after the date of this prospectus. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issued or reserved for issuance under our equity incentive plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

Stock Options

As of September 30, 2014, options to purchase a total of 783,176 shares of common stock pursuant to our 2007 Plan were outstanding, of which options to purchase 26,855 shares were exercisable, and no options were outstanding or exercisable under our 2015 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2007 Plan and our 2015 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the Medicare contribution tax, the alternative minimum tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	Banks, insurance companies or other financial institutions;

•	Tax-exempt organizations;

•	Controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	Dealers in securities or currencies;

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	Persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	Certain former citizens or long-term residents of the United States;

•	Persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	Persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	An individual citizen or resident of the United States (for tax purposes);

•	A corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•	A trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or Form W-8BEN-E or other appropriate version of IRS Form W-8 (or successor form), including a U.S. taxpayer identification number, certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	The gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•	You are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	Our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government, among other things, to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S.

owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA will generally apply to dividends on our common stock paid on or after July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Leerink Partners LLC and Cowen and Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Cowen and Company, LLC
Wells Fargo Securities, LLC
Oppenheimer & Co., Inc.

Total	3,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us exclusive of any discounts or proceeds in connection with the concurrent private placement. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share	Without Option	With Option

Initial public offering price
Underwriting discounts and commissions
Proceeds, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2.5 million. We also have agreed to reimburse the underwriters for up to $40,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

In addition, the underwriters will receive an aggregate of $1.197 million in placement agent discounts and commissions in the concurrent private placement. We estimate that our total expenses for the concurrent private placement, excluding placement agent discounts and commissions, will be approximately $10,000. See “—Other Relationships.”

Option to Purchase Additional Shares

We have granted an option to the underwriters for a period of 30 days after the date of the underwriting agreement relating to this offering to purchase up to 525,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC and Cowen and Company, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market, subject to notice of issuance, under the symbol “PUMP”.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	The valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	Our financial information;

•	The history of, and the prospects for, our company and the industry in which we compete;

•	An assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	The present state of our development; and

•	The above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Each of the underwriters in this offering is also acting as a placement agent in connection with the concurrent private placement described elsewhere in this prospectus. Total placement agent discounts and commissions in connection with the concurrent private placement are estimated to be $1.197 million. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer. For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 – 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to Prospective Investors in Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

Notice to Prospective Investors in the United Kingdom

The underwriters:

•	have not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

LEGAL MATTERS

Goodwin Procter LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Covington & Burling LLP, New York, New York, is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the Consolidated Financial Statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.asantesolutions.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ASANTE SOLUTIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Asante Solutions, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Asante Solutions, Inc. and its subsidiary at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since its inception that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PricewaterhouseCoopers LLP

San Jose, California

October 10, 2014, except for the effects of the reverse stock split described in Note 1, as to which the date is January 23, 2015.

ASANTE SOLUTIONS, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	As of December 31,		As of September 30 2014	Pro Forma Stockholders’ Equity as of September 30, 2014
	2012	2013
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,109	$3,735	$20,191
Restricted cash	15	100	100
Accounts receivable	—	133	272
Inventory	—	1,832	1,771
Prepaid expenses and other current assets	129	333	906

Total current assets	4,253	6,133	23,240
Property and equipment, net	712	1,332	1,464
Other assets	46	46	718

Total assets	$5,011	$7,511	$25,422

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$571	$1,022	$1,449
Accrued liabilities and other liabilities	294	1,067	1,711
Accrued interest	1,623	613	—
Loan payable, current portion	1,734	734	—
Notes payable-related party	18,246	15,963	—
Derivative liability	—	—	756

Total current liabilities	22,468	19,399	3,916
Other long term liabilities	56	114	135
Convertible preferred stock warrant liability	492	95	8,931	$—

Total liabilities	23,016	19,608	12,982

Commitments and contingencies (Note 5)
Convertible preferred stock, $0.001 par value, 26,122,670, 88,536,312 and 133,700,000 (unaudited) shares authorized at December 31, 2012 and 2013 and September 30, 2014, respectively, and 2,000,266, 4,408,791 and 5,884,452 (unaudited) shares issued and outstanding at December 31, 2012 and 2013 and September 30, 2014, respectively (Aggregate liquidation value of $53.3 million, $81.5 million and $76.5 million (unaudited) at December 31, 2012 and 2013 and September 30, 2014, respectively); no shares authorized, issued and outstanding, pro forma (unaudited)	53,865	81,896	45,701	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 40,000,000, 108,372,942 and 190,000,000 (unaudited) shares authorized, 22,659, 22,679 and 463,167 (unaudited) shares issued and outstanding as of December 31, 2012 and 2013 and September 30, 2014; 190,000,000 shares authorized and 7,228,385 shares issued and outstanding, pro forma (unaudited)	—	—	—	7
Additional paid-in capital	7,305	7,456	18,180	72,920
Accumulated deficit	(79,175)	(101,449)	(51,441)	(51,441)

Total stockholders’ (deficit) equity	(71,870)	(93,993)	(33,261)	$21,486

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$5,011	$7,511	$25,422

The accompanying notes are an integral part of these consolidated financial statements.

ASANTE SOLUTIONS, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Revenue	$—	$292	$135	$964
Cost of revenue	—	8,280	5,874	7,031

Gross loss	—	(7,988)	(5,739)	(6,067)

Operating expenses:
Research and development	4,147	3,762	2,868	3,429
Selling, general and administrative	6,597	10,228	6,971	13,581

Total operating expenses	10,744	13,990	9,839	17,010

Loss from operations	(10,744)	(21,978)	(15,578)	(23,077)
Interest expense	(1,656)	(806)	(429)	(351)
Other income, net	1	510	426	6

Net loss and comprehensive loss	(12,399)	(22,274)	(15,581)	(23,422)
Extinguishment of convertible preferred stock	—	—	—	73,430
Undistributed earnings allocated to preferred stockholders	—	—	—	(45,576)

Net income (loss) attributable to common stockholders	$(12,399)	$(22,274)	$(15,581)	$4,432

Net income (loss) per share attributable to common stockholders:
Basic	$(547.50)	$(982.69)	$(687.02)	$9.85

Diluted	$(547.50)	$(982.69)	$(687.02)	$8.29

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	22,647	22,666	22,679	450,103

Diluted	22,647	22,666	22,679	534,778

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(5.24)		$(4.77)

Pro forma weighted-average shares used to compute net income (loss) per share attributable to common stockholders—basic and diluted (unaudited)		4,348,517		4,906,889

The accompanying notes are an integral part of these consolidated financial statements.

ASANTE SOLUTIONS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2011	2,000,266	$53,865	22,210	$—	$7,130	$(66,776)	$(59,646)
Common stock issued on exercise of common stock options	—	—	449	—	31	—	31
Stock-based compensation expense	—	—	—	—	144	—	144
Net loss	—	—	—	—	—	(12,399)	(12,399)

Balance—December 31, 2012	2,000,266	53,865	22,659	—	7,305	(79,175)	(71,870)
Conversion of 2011 Convertible Notes into Series C convertible preferred stock in February 2013 at $11.70 per share and $1,680 of accrued interest, net of unamortized debt discount of $104	1,711,946	19,926	—	—	—	—	—
Issuance of Series C convertible preferred stock in February and March 2013 at $11.70 per share for cash, net of issuance cost of $45	696,579	8,105	—	—	—	—	—
Common stock issued on exercise of common stock options	—	—	20	—	—	—	—
Stock-based compensation expense	—	—	—	—	151	—	151
Net loss	—	—	—	—	—	(22,274)	(22,274)

Balance—December 31, 2013	4,408,791	81,896	22,679	—	7,456	(101,449)	(93,993)
Exchange of Series A, B and C convertible preferred stock in February 2014 for 1,530,618 shares of Series A-1 convertible preferred stock at fair value of $5.59 per share and $90 aggregate in termination of warrant rights (unaudited)	(4,408,791)	(81,896)	—	—	—	73,430	73,430
Issuance of Series A-1 convertible preferred stock in February 2014 at fair value of $5.59 per share in connection with the exchange of Series A, B and C convertible preferred stock (unaudited)	1,530,618	8,556	—	—	—	—	—
Exchange of 2013 Convertible Notes into Series A-1 convertible preferred stock in February 2014 at fair value of $5.59 per share and accrued interest of $702, net of unamortized debt issuance cost of $37 (unaudited)	1,230,765	6,880	—	—	9,785	—	9,785
Issuance of Series A-2 convertible preferred stock in February and March 2014 for cash at $13.00 per share, net of issuance costs of $89 (unaudited)	1,361,534	17,611	—	—	—	—	—
Issuance of common stock warrants to investors in connection with the issuance of Series A-2 convertible preferred stock (unaudited)	—	(500)	—	—	500	—	500
Issuance of Series A-3 convertible preferred stock in September 2014 for cash at $13.00 per share, net of issuance costs of $59, and the reclassification of $8.9 million to preferred stock warrant liability and $0.8 million to derivative liability (unaudited)	1,761,535	13,154	—	—	—	—	—
Common stock issued on exercise of common stock warrants (unaudited)	—	—	439,764	—	57	—	57
Common stock issued on exercise of common stock options (unaudited)	—	—	724	—	17	—	17
Stock-based compensation expense (unaudited)	—	—	—	—	365	—	365
Net loss (unaudited)	—	—	—	—	—	(23,422)	(23,422)

Balance—September 30, 2014 (unaudited)	5,884,452	$45,701	463,167	$—	$18,180	$(51,441)	$(33,261)

The accompanying notes are an integral part of these consolidated financial statements.

ASANTE SOLUTIONS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Operating activities:
Net loss	$(12,399)	$(22,274)	$(15,581)	$(23,422)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	382	352	237	334
Amortization of debt discount	446	75	132	—
Provision for inventory reserve	—	—	—	93
Loss on disposal of fixed assets	—	188	79	8
Change in fair value of convertible preferred stock warrant liability	(123)	(509)	(426)	(5)
Noncash interest expense	1,215	671	246	325
Stock-based compensation	144	151	105	365
Changes in operating assets and liabilities:
Accounts receivable	—	(133)	(137)	(139)
Inventory	—	(1,832)	(1,443)	(32)
Prepaid expenses and current other assets	47	(204)	(82)	(189)
Other assets	11	—	—	(674)
Accounts payable	285	487	190	146
Accrued liabilities	128	773	935	526
Interest payable	—	—	—	(190)
Other non-current liabilities	46	57	11	22

Net cash used in operating activities	(9,818)	(22,198)	(15,734)	(22,832)

Investing activities:
Change in restricted cash	—	(85)	(85)	—
Purchases of property and equipment	(306)	(1,196)	(899)	(458)

Net cash used in investing activities	(306)	(1,281)	(984)	(458)

Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	8,105	8,105	40,452
Proceeds from issuance of notes payable	11,850	16,000	6,000	—
Repayment of loan payable	(720)	(1,000)	(745)	(780)
Proceeds from issuance of common stock	31	—	—	74

Net cash provided by financing activities	11,161	23,105	13,360	39,746
Net increase (decrease) in cash and cash equivalents	1,037	(374)	(3,358)	16,456
Cash and cash equivalents at beginning of period	3,072	4,109	4,109	3,735

Cash and cash equivalents at end of period	$4,109	$3,735	$751	$20,191

Supplementary disclosure:
Cash paid for interest	$102	$60	$50	$15

Supplementary disclosure of non-cash items:
Conversion of 2011 Convertible Notes and accrued interest into Series C convertible preferred stock	$—	$19,926	$19,926	$—

Exchange of 2013 Convertible Notes into Series A-1 convertible preferred stock	$—	$—	$—	$6,880

Capital contribution on the extinguishment of the 2013 Convertible Notes	$—	$—	$—	$9,785

Purchase of property and equipment in accounts payable	$64	$28	$48	$12

Issuance of common stock warrants	$—	$—	$—	$500

Issuance of convertible preferred stock warrants	$524	$112	$71	$8,931

Derivative liability in connection with the Series A-3 convertible preferred stock financing	$—	$—	$—	$756

Deferred initial public offering costs in accounts payable and accrued liabilities	$—	$—	$—	$384

Extinguishment of Series A, B and C convertible preferred stock and exchange into Series A-1 convertible preferred stock	$—	$—	$—	$73,430

The accompanying notes are an integral part of these consolidated financial statements.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Asante Solutions, Inc. (“Asante” or the “Company”) is a medical device company focused on improving and simplifying the management of diabetes. The Company was originally incorporated on November 22, 2006 in the state of Delaware as M2 Group Holdings, Inc. and changed its name to Asante Solutions, Inc. in April 2010. The Company received 510(k) marketing clearance from the U.S. Food and Drug Administration and conducted a limited commercial release of its first product, the Snap insulin pump system (the “Snap System”) in April 2013. The Company’s operations are based in Sunnyvale, California and it operates in one segment.

Reverse Stock Split

On January 21, 2015, the Company filed an Amended and Restated Certificate of Incorporation to effect a 13-for-1 reverse stock split of its outstanding common stock and convertible preferred stock. The par value per share and the authorized shares of common stock and convertible preferred stock were not adjusted as a result of the reverse stock split. All issued and outstanding shares of common stock, convertible preferred stock, warrants for preferred stock, options to purchase common stock and the related per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, M2 Medical, Inc., in the United States. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operating activities since inception. In addition, the Company had an accumulated deficit of $101.4 million and $51.4 million (unaudited) as of December 31, 2013 and September 30, 2014, respectively. The Company has historically relied primarily on the proceeds from equity offerings and loan proceeds to finance its operations. Management believes that currently available cash and cash equivalents, plus the funds received from a preferred stock financing in September 2014 (see Note 8) and from a credit agreement entered into in November 2014 (see Note 16) will provide sufficient funds to enable the Company to meet its obligations into the second quarter of 2015. Management plans to continue to finance the Company’s operations with a combination of equity issuances, loan arrangements and ultimately, product sales. However, there is no assurance that additional funding will be available to the Company on acceptable terms on a timely basis, if at all, or that the Company will achieve profitable operations. If the Company is unable to raise additional capital to fund its operations, planned expenditures may need to be reduced in order to extend the time period over which the then-available resources would be able to fund the Company’s operations, and, ultimately, the Company may not have enough resources to continue as a going concern. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Stock Split

In February 2014, the Company’s board of directors and stockholders approved an amendment to the amended and restated certificate of incorporation to effect a reverse split of shares of the Company’s common

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

stock at a 1-for-0.004081242 ratio, rounded to the nearest whole share, (the “Stock Split”). The number of authorized shares of common stock was adjusted to 120,000,000 shares and the par value remained at $0.001 as a result of the Stock Split. All issued and outstanding common stock, warrants to purchase common stock, stock options and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the Stock Split for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, fair value of assets and liabilities, inventory, convertible preferred stock and related warrants, fair value of derivative instruments, common stock and related warrants, stock-based compensation and product warranty. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results may differ from those estimates.

Unaudited Interim Financial Statements

The interim consolidated balance sheet as of September 30, 2014, the consolidated statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2013 and 2014, and the consolidated statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2014 and its results of operations and cash flows for the nine months ended September 30, 2013 and 2014. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine month periods are also unaudited. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders’ Equity

The pro forma stockholders’ equity as of September 30, 2014 presents the Company’s stockholders’ equity as though all of the Company’s outstanding convertible preferred stock had automatically converted into shares of common stock upon the completion of an initial public offering of the Company’s common stock (an “IPO”). In addition, the pro forma stockholders’ equity assumes the issuance of 880,766 shares of common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants with an exercise price of $0.13 per share and the reclassification of the convertible preferred stock warrant liability to stockholders’ equity upon completion of an IPO, as the warrants to purchase convertible preferred stock will convert into common stock warrants or be exercised.

Fair Value of Financial Instruments

Carrying amounts of certain financial instruments, including cash and cash equivalents, accounts payable, accrued liabilities, and loans payable approximate their fair value due to their relatively short maturities and market interest rates, if applicable.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market funds.

Restricted Cash

Restricted cash is comprised of a certificate of deposit, with a maturity date of less than one year from each balance sheet date. The certificate of deposit serves as collateral for the Company’s credit cards.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company considers the creditworthiness of its customers, but does not require collateral in advance of a sale. The Company evaluates collectability and maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio when necessary. The allowance is based on the Company’s best estimate of the amount of losses in the Company’s existing accounts receivable portfolio, which is based on customer creditworthiness, facts and circumstances specific to outstanding balances and payment terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not recorded material losses due to customer nonpayment in any of the periods presented. As of December 31, 2013 and September 30, 2014, there were no allowances for doubtful accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits.

The Company’s customers are primarily distributors of medical device products and accounts receivable represent amounts due from them. The following table summarizes customers who accounted for 10% or more of accounts receivable:

	As of December 31, 2013	As of September 30, 2014
		(Unaudited)
Customer A	16%	60%
Customer B	63%	14%
Customer C	—	11%
Customer D	15%	—

The following table summarizes customers who accounted for 10% or more of revenue for the periods presented:

	Year ended December 31, 2013	Nine Months Ended September 30,
		2013	2014
		(Unaudited)
Customer A	37%	50%	28%
Customer B	24%	24%	42%
Customer C	15%	*	15%

*	Less than 10%

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Inventory

Inventory is stated at the lower of cost or market, referred to as its net realizable value. Cost is determined using the first-in-first-out method. Inventory costs include materials, direct labor and overhead costs. Purchased sub-assembly parts that are substantially complete are included within finished goods. The Company periodically reviews inventories for potential impairment based on quantities on hand, expectations of future use, assessments of the likelihood of scrapping or obsolescence of certain inventories and inventory with a cost basis in excess of its expected net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years. Leasehold improvements are amortized over the lesser of the estimated useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period realized.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered impaired, the impairment is measured by the excess of the carrying amount of the assets over the fair value less costs to sell the assets, generally determined using the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets in any of the periods presented.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2014, the Company capitalized $0.5 million of deferred offering costs in other assets on the balance sheet.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Product Warranty

The Company provides a four-year warranty on the Snap controller to its end-user customers and may replace any controller that does not function in accordance with product specifications. Additionally the end-user may replace at no cost to them the disposable pump bodies or infusion sets that do not function in accordance with the product specifications. The Company estimates and provides for future costs for initial product warranties upon completion of sale to the customer. The Company provides for the estimated product warranty costs by considering the Company’s actual experience and applying those experience rates to each product sold over the outstanding warranty period. The Company must exercise judgment in estimating its expected product warranty costs. If actual product failure rates, material, labor and overhead costs differ from the Company’s estimates, the Company will be required to revise the estimated warranty liability. The Company has recorded a liability of $84,000 and $133,000 (unaudited) as of December 31, 2013 and September 30, 2014, respectively, for future warranty expense in other long term liabilities.

	As of December 31, 2013	As of September 30, 2014
		(Unaudited)
Balance at the beginning of the year	$—	$84
Provision for warranties issued during the year	108	160
Settlements made during the year	(24)	(111)

Balance at the end of the year	$84	$133

Convertible Preferred Stock Warrant Liability

Freestanding warrants for shares that are contingently redeemable are classified as liabilities on the balance sheet at their estimated fair value. These freestanding warrants are related to the purchase of the Company’s convertible preferred stock and may obligate the Company to convert the underlying preferred stock at some point in the future. At the end of each reporting period, changes in estimated fair value during the period are recorded in other income, net in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the carrying value of the warrants until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an IPO, at which time the liabilities will be reclassified to stockholders’ deficit.

Derivative Liabilities

The Company has outstanding derivative instruments related to future tranche right/obligation features in the Series A-3 convertible preferred stock financing. These instruments relate to investors’ rights to participate in a mandatory closing of the Series A-3 convertible preferred stock at the same price as the initial closing should certain financial and operational milestones be met. The decision to participate in the mandatory closing is outside the control of the Company. As a result, the fair value of the future right/obligation has been recorded as a liability at inception on the Company’s balance sheet. At the end of each reporting period, changes in estimated fair value during the period are recorded in other income, net in the consolidated statement of operations and comprehensive loss. The Company will continue to adjust the carrying value of the derivative until the future tranche/obligation is exercised or expires.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

The Company accounts for uncertain tax positions by assessing all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of the balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit may change as new information becomes available.

Comprehensive Loss

Comprehensive loss is composed of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that, under U.S. GAAP, are recorded as an element of stockholders’ deficit, but are excluded from net loss. The Company did not record any transactions within other comprehensive income (loss) in the periods presented and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Revenue Recognition

The Company’s revenue is generated from the sale of the Snap system, including disposable pump bodies and infusion sets, to distributors that re-sell the products to insulin-dependent patients. Revenue is recognized when the four basic criteria of revenue recognition are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. Where the revenue recognition criteria are not met, the Company defers the recognition of revenue by recording deferred revenue until such time that all criteria are met. The Company considers the deliverables in its product offering as separate units of accounting and recognizes deliverables as revenue upon delivery only if the deliverable has standalone value.

Cost of Revenue

Cost of revenue consists primarily of raw materials, labor and manufacturing overhead expenses involved in the Company’s internal manufacturing processes, reserves for expected warranty costs and a provision for inventory obsolescence.

Advertising Costs

The Company expenses advertising costs as they are incurred. For all periods presented, advertising costs were immaterial.

Shipping and Handling Expenses

Shipping and handling expenses are included within cost of revenue in the Company’s consolidated statements of operations and comprehensive loss.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, supplies, consulting fees, allocated facilities expenses and other indirect costs.

Stock-based Compensation

The Company recognizes compensation expense, using a fair-value based method, for costs related to all share-based payments, including stock options, by estimating the fair value of share-based payments on the date of the grant using an option-pricing model. The Company currently uses the Black-Scholes valuation model to estimate the fair value of its share-based payments. The model requires management to make a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. Stock-based compensation expense recognized in the Company’s financial statements is based on awards that are expected to vest. These amounts have been reduced by using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock-based compensation arrangements with nonemployees by recording the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument, including adjustment to fair value at each balance sheet date, is charged to earnings over the term of the service agreement.

Net Income (Loss) per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, the Company determines whether it has net income attributable to common stockholders, which includes the results of operations plus the extinguishment of convertible preferred stock related to the recapitalization event in February 2014. If it is determined that the Company does have net income attributable to common stockholders during a period, the related undistributed earnings are then allocated between common stock and the convertible preferred stock based on the weighted average number of shares outstanding during the period to determine the numerator for the basic net income per share attributable to common stockholders.

In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities to determine the numerator for the diluted net income per share attributable to common stockholders. The Company’s basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) by the weighted average number of shares of common stock outstanding for the period. The diluted net income per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period.

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders which has been computed to give effect to the conversion of all convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the gains and losses resulting from the re-measurement of the convertible preferred stock warrant liability as these outstanding amounts will be reclassified to additional paid-in capital upon the closing of an IPO. The unaudited pro forma net loss per share does not

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

include the shares expected to be sold and related proceeds to be received from an IPO. For purposes of pro forma basic and diluted net loss per share, all shares of convertible preferred stock have been treated as though they had been converted to common stock on the earlier of January 1, 2013 or as of the date such shares were issued, including the cash exercise of the 880,766 Series A-3 convertible preferred stock warrants with an exercise price of $0.13 per share.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). Areas of revenue recognition that will be affected include, but are not limited to, transfer of control, variable consideration, allocation of transfer pricing, licenses, time value of money, contract costs and disclosures. This guidance is effective for fiscal years and interim reporting periods beginning after December 15, 2016, at which time the Company may adopt the new standard under the full retrospective method or the modified retrospective method. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. ASU 2014-10 simplifies the accounting guidance by removing all incremental financial reporting requirements for development-stage entities. The amendments related to the elimination of the inception-to-date information and other disclosure requirements of Topic 915 should be applied retrospectively and are effective for annual reporting periods beginning after December 15, 2014 and interim periods therein. Early adoption is permitted. The Company early adopted ASU 2014-10 effective as of January 1, 2012. Adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows; however, the presentation of the consolidated financial statements has been changed to eliminate the disclosures that are no longer required.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company does not believe the impact of adopting ASU 2014-15 on its consolidated financial statements will be material.

3. Fair Value Measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

The three-level hierarchy for the inputs to valuation techniques is briefly summarized as follows:

•	Level I: Quoted prices in active markets for identical assets and liabilities;

•	Level II: Observable inputs other than quoted prices in active markets for identical assets and liabilities; and

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

•	Level III: Unobservable inputs.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis, as of December 31, 2012 and 2013 and September 30, 2014 (in thousands):

	As of December 31, 2012
	Level I	Level II	Level III	Total
Financial Assets:
Certificate of deposit	$15	$—	$—	$15

Total financial assets	$15	$—	$—	$15

Financial Liabilities:
Convertible preferred stock warrant liability	$—	$—	$492	$492

Total financial liabilities	$—	$—	$492	$492

	As of December 31, 2013
	Level I	Level II	Level III	Total
Financial Assets:
Certificate of deposit	$100	$—	$—	$100

Total financial assets	$100	$—	$—	$100

Financial Liabilities:
Convertible preferred stock warrant liability	$—	$—	$95	$95

Total financial liabilities	$—	$—	$95	$95

	As of September 30, 2014
	Level I	Level II	Level III	Total
	(Unaudited)
Financial Assets:
Certificate of deposit	$100	$—	$—	$100

Total financial assets	$100	$—	$—	$100

Financial Liabilities:
Convertible preferred stock warrant liability	$—	$—	$8,931	$8,931
Derivative liability	—	—	756	756

Total financial liabilities	$—	$—	$9,687	$9,687

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

The Company’s Level III liabilities consist of a convertible preferred stock warrant liability and derivative liability. The valuation of the convertible preferred stock warrant liability and related assumptions are discussed in Note 9. The following table sets forth a summary of the changes in the fair value of the Company’s convertible preferred stock warrant liability (in thousands):

	As of December 31,		As of September 30,
	2012	2013	2014
			(Unaudited)
Beginning balance convertible preferred stock warrant liability	$91	$492	$95
Fair value of convertible preferred stock warrant issued during the period	524	112	8,931
Change in fair value of convertible preferred stock warrant liability recorded in other income, net	(123)	(509)	(5)
Termination of financial instruments agreed to by warrant holders (unaudited)	—	—	(90)

Ending balance convertible preferred stock warrant liability	$492	$95	$8,931

In connection with the Series A-3 convertible preferred stock financing, the Company has a future tranche right/obligation to issue additional shares to investors should certain milestones be met. This right/obligation is accounted for as a derivative liability. The fair value measurement of the derivative is based on significant inputs not observable in the market and thus represents a Level III measurement within the fair value hierarchy. The Company valued the derivative instrument using a hybrid method of a binomial lattice option-pricing model and a probability of achieving the financing event required to trigger the future tranche right/obligation for the sale of Series A-3 convertible preferred stock and related issuance of warrants for the purchase of common stock. The following table sets forth a summary of changes of the estimated fair value of the derivative liability (in thousands):

As of September 30, 2014
(Unaudited)
Beginning balance derivative liability	$—
Fair value of the mandatory closing liability issued during the period	756
Change in fair value of the mandatory closing liability during the period	—

Ending balance derivative liability	$756

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Under the binomial lattice option-pricing model, the Company’s weighted equity value was allocated among preferred stock, common stock, warrants, future tranche right/obligation and stock options expected to be outstanding at the liquidity events based on the rights and preferences of each class. The binomial lattice option-pricing model uses estimates of expected stock price movements over time. The expected magnitude and likelihood of stock price movement is predicated upon the expected volatility of a security’s returns. The binomial lattice option-pricing model includes the following assumptions: expected volatility, expected term, risk-free interest rate, and the expected dividend yield. The estimated expected volatility was based on the volatility of common stock of a group of comparable publicly-traded companies. The estimated expected term was based on the estimated time to the liquidity event. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term. The following table sets forth a summary of the assumptions used in the binomial lattice option-pricing model:

As of September 30, 2014
(Unaudited)
Expected term (in years)	2.0
Expected volatility	55.0%
Risk-free interest rate	0.58%
Dividend yield	0%
Nodes	25

4. Balance Sheet Components

Inventory

Inventory consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2012	2013	2014
			(Unaudited)
Raw materials	$—	$1,005	$643
Finished goods	—	827	1,128

Total inventory	$—	$1,832	$1,771

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2012	2013	2014
			(Unaudited)
Computer equipment and software	$644	$285	$294
Furniture and fixtures	151	35	35
Lab equipment	905	624	1,256
Tools and molds	861	95	250
Leasehold improvements	438	295	295
Construction-in-process	195	726	396

Total property and equipment, gross	3,194	2,060	2,526
Less: accumulated depreciation and amortization	(2,482)	(728)	(1,062)

Total property and equipment, net	$712	$1,332	$1,464

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Depreciation and amortization expense for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014 was $382,000, $352,000, $237,000 (unaudited) and $334,000 (unaudited), respectively.

Accrued Liabilities and Other Liabilities

Accrued liabilities and other liabilities consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2012	2013	2014
			(Unaudited)
Accrued vacation and payroll-related expenses	$186	$441	$908
Accrued professional services	71	185	678
Other accrued liabilities	37	441	125

Total accrued liabilities and other liabilities	$294	$1,067	$1,711

5. Commitments and Contingencies

Operating Leases

The Company leases its headquarters in California under a non-cancelable lease agreement that originally expired in October 2014, but was amended in May 2014 to extend the term until March 31, 2015. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term. The difference between rent expense and rent paid is accounted for as deferred rent. Rent expense for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014 was $430,000, $434,000, $323,000 (unaudited) and $325,000 (unaudited), respectively.

In June 2014, the Company entered into a lease agreement for a new office and research facility in Milpitas, California. The lease term is for five years and is scheduled to commence on February 1, 2015 and end on January 31, 2020. The Company has the option to renew the lease for an additional five years.

The following table summarizes our minimum future lease payments as of December 31, 2013, which includes the lease agreement entered into in June 2014 (in thousands):

Year ending December 31 (Unaudited):
2014	$406
2015	719
2016	637
2017	664
2018	690
Thereafter	777

Total	$3,893

Legal Proceedings

From time to time, the Company may be subject to legal proceedings or other matters arising in the ordinary course of business, including actions with respect to intellectual property, employment, product liability and

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

contractual matters. In connection with these matters, the Company assesses, on a regular basis, the probability and range of possible loss based on the developments in these matters. A liability is recorded in the financial statements if it is believed to be probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Because of the uncertainties related to the occurrence, amount and range of loss on any pending actions, the Company is currently unable to predict their ultimate outcome, and, with respect to any pending litigation or claim where no liability has been accrued, to make a meaningful estimate of the reasonably possible loss or range of loss that could result from an unfavorable outcome. At December 31, 2013 and September 30, 2014, there were no matters for which the negative outcome was considered probable or estimable, and, as a result, no amounts have been accrued at either date.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a Director and Officer Insurance Policy that may enable it to recover a portion of any amounts paid for future claims. The Company has also entered into indemnification agreements with each of its officers and directors.

Purchase Commitments

As of December 31, 2013 and September 30, 2014, the Company had outstanding non-cancellable purchase commitments totaling $18,000 and $1.2 million (unaudited), respectively.

6. Debt Obligation

Loans Payable

In October 2011, the Company entered into a loan and security agreement with Silicon Valley Bank (“Credit Agreement”). The Credit Agreement originally provided for term loans, the first in the amount of $1.5 million available within two days of the Credit Agreement, and the second in the amount of $1.0 million available to the Company to December 31, 2011. Interest was payable monthly at a fixed per annum rate equal to the greater of (a) 4.5 % or (b) the Basic Rate. The Basic Rate is equal to the sum of (a) U.S. Treasury note yield to maturity for a term equal to the Treasury Note Maturity as reported in the Federal Reserve Statistical Release H.15-Select Interest Rates under the heading “U.S. Government Securities/Treasury Constant Maturities” on the funding date, plus (b) the Loan Margin. The Loan Margin is 3.81%. The Company may prepay all amounts outstanding under the line of credit without penalty. The Credit Agreement grants the lender a first priority continuing security interest in all collateral (including all cash, receivables, equipment, fixtures and other assets as defined in the agreement). The Credit Agreement requires covenants, including the requirement for the Company to provide monthly financial statements, annual audited financial statements within 270 days of the end of the fiscal year, and annual projections within 30 days of the end of fiscal year. During 2012, the Company was in violation of certain of its loan covenants under the Credit Agreement. Specifically, the Company had not obtained a monthly compliance certificate,

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

delivered prior year audited financial statements within 270 days of the Company’s prior fiscal year end, nor provided annual projections to the lender within 30 days after the Company’s prior fiscal year end. An event of default under the Credit Agreement, including failure to comply with the covenants, would give the lender the right to declare all amounts outstanding under the credit facility due and payable and enforce its rights to foreclose on the collateral securing the loans. The lender agreed to an extension on the timing for compliance in relation to all of the aforementioned covenant violations. As of December 31, 2012, the Company classified the entire loan amount of $1.7 million as a current liability due to the lender’s ability to recall the debt immediately for the violation of the covenants. The Company was not fully in compliance with these covenants as of December 31, 2013 and so the amounts owing are classified as current in its consolidated balance sheets. As of December 31, 2012 and 2013, the Company had $1.7 million and $734,000 of principal remaining on the loan, respectively. The Company paid off the remaining balance of the loan in September 2014.

2011 Convertible Notes

On various dates from March 2011 to December 2012, the Company entered into Note and Warrant Purchase Agreements with various shareholders of the Company totaling $18.4 million, and bearing interest of 10% per annum (“2011 Convertible Notes”). All of these notes had a maturity date of September 7, 2013. As of December 31, 2012, outstanding principal totaled $18.4 million. In February 2013, all outstanding principal related to these notes and accrued interest, net of unamortized debt discount totaling $19.9 million were converted into Series C convertible preferred stock. In connection with the 2011 Convertible Notes, the Company issued warrants to purchase 3,224,980 shares in the next equity financing event of the Company with an exercise price per share of the price per share in the next equity financing. See Note 9 for discussion on the accounting for the warrants.

2013 Convertible Notes and Common Stock Warrants

On various dates from June 2013 to December 2013, the Company entered into Note and Warrant Purchase Agreements with various shareholders of the Company to issue convertible notes totaling $16.0 million, bearing interest of 10% per annum with a maturity date of June 30, 2014 (“2013 Convertible Notes”). The Notes were convertible into preferred stock upon the following events: (1) upon the next financing event or (2) upon a corporate transaction or IPO. The Company issued warrants to purchase 205,115 shares of the Company’s stock with an exercise price-per-share of the price per share in the next equity financing. The warrants were exercisable into various classes of preferred stock upon the next equity financing event or upon a corporate transaction. The holders of the 2013 Convertible Notes were determined to be related parties because they include holders of convertible preferred stock, common stock and board members who can influence the conversion or redemption of the 2013 Convertible Notes. As of December 31, 2013, the outstanding principal totaled $16.0 million. See Note 9 for discussion on the accounting for the related warrants.

In conjunction with the Company’s recapitalization event (see Note 8), the 2013 Convertible Note holders agreed to convert the outstanding principal amount of $16.0 million into 1,230,765 shares of Series A-1 convertible preferred stock instead of the next equity financing event (issuance of Series A-2 convertible preferred stock) as stated in the Note and Warrant Purchase Agreements. In addition, the 2013 Convertible Note holders agreed to forgive all accrued and unpaid interest in the amount of $702,000 on the convertible notes rather than convert into preferred shares. The stated value of Series A-1 convertible preferred stock was $13.00 per share, and the fair value was determined to be $5.59 per share. The difference between stated and fair values was largely due to the preference in liquidation of the Series A-2 convertible preferred stock over the Series A-1 convertible preferred stock and the larger resulting percentage of enterprise value allocated to Series A-2 convertible preferred stock. The modification of the 2013 Convertible Notes was treated as an extinguishment of debt, in which the resulting issuance of Series A-1 convertible preferred stock was recorded at its estimated fair

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

value on the date of the extinguishment. The difference in the estimated fair value of the Series A-1 convertible preferred stock and the carrying values of the outstanding principal, accrued interest and the remaining debt issuance costs related to the 2013 Convertible Notes was recorded as a capital contribution in the amount of $9.8 million which was credited to additional paid-in capital during the nine months ended September 30, 2014. The Company recognized the capital contribution as such because, immediately prior to the conversion, substantially all of the holders of the convertible notes were holders of the Company’s outstanding capital stock.

7. Common Stock Reserved

The Company has reserved the following shares of common stock for future issuance:

	As of December 31,		As of September 30,
	2012	2013	2014
			(Unaudited)
2007 Stock Plan	26,759	56,707	783,176
Conversion of convertible preferred stock	2,177,996	4,586,517	5,884,452
Exercise of convertible preferred stock warrants	18,360	463,867	888,604
Exercise of common stock warrants	195	195	—

	2,223,310	5,107,286	7,556,232

8. Convertible Preferred Stock

At December 31, 2012, convertible preferred stock authorized and outstanding consisted of the following (in thousands, except share amounts):

	December 31, 2012
	Shares Authorized	Shares Issued and Outstanding	Carrying value, net of issuance cost	Liquidation Preference
Series A	14,122,670	1,077,199	$35,935	$35,289
Series B	12,000,000	923,067	17,930	18,000

Total	26,122,670	2,000,266	$53,865	$53,289

At December 31, 2013, convertible preferred stock authorized and outstanding consisted of the following (in thousands, except share amounts):

	December 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Carrying value, net of issuance cost	Liquidation Preference
Series A	14,122,670	1,077,199	$35,935	$35,289
Series B	12,100,000	923,067	17,930	18,000
Series C	62,313,642	2,408,525	28,031	28,180

Total	88,536,312	4,408,791	$81,896	$81,469

Series C Convertible Preferred Stock

In February 2013, the Company raised $8.1 million through the issuance of 696,579 shares of Series C convertible preferred stock at a price of $11.70 per share. In addition, the Company issued 1,711,946 shares of

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Series C convertible preferred stock with the conversion of the outstanding principal and accrued interest, net of unamortized debt discount of the 2011 Convertible Notes totaling $19.9 million (see Note 6). Because the 2011 Convertible Notes were converted in accordance with their original terms, the book value of the 2011 Convertible Notes was credited to convertible preferred stock, and no gain or loss was recognized on the conversion.

Series A, Series B and Series C Convertible Preferred Stock Rights and Preferences

The rights, preferences and privileges of the Series A, Series B and Series C convertible preferred stock as of December 31, 2012 and 2013 are set forth below. Subsequent to December 31, 2013, all outstanding shares of Series A, Series B and Series C convertible preferred stock were exchanged into shares of Series A-1 convertible preferred stock.

Voting Rights

The holder of each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted as of the record date. The holders of shares of the convertible preferred stock are entitled to vote on all matters on which the holders of common stock are entitled to vote. The holders of convertible preferred stock and the holders of common stock will vote together as a single class.

Conversion Rights

Each share of preferred stock is convertible at the option of the holder according to a conversion ratio, which is subject to adjustment for dilution. The initial conversion price for the Series A, Series B and Series C convertible preferred stock was $32.76 per share, $19.50 per share and $11.70 per share, respectively. The number of shares of common stock into which each series of preferred stock was convertible is hereinafter collectively referred to as the “Prior Preferred Stock Conversion Rate” for such series. As of December 31, 2013, the Prior Preferred Stock Conversion Rate of Series A convertible preferred stock into common stock was 0.0896 and the Prior Preferred Stock Conversion Rate of Series B and Series C convertible preferred stock into common stock was 0.0769. Upon any decrease or increase in the Prior Preferred Stock conversion price for any series of convertible preferred stock, the Prior Preferred Stock Conversion Rate for such series is appropriately increased or decreased.

Each share of convertible preferred stock will automatically be converted into shares of fully-paid, nonassessable shares of common stock at the then-effective Conversion Rate (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock, provided that offering price per share is not less than $97.50 (as adjusted for recapitalizations) and the aggregate gross proceeds to the Company are not less than $30 million, or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least (x) 66 2/3% of the convertible Series A convertible preferred stock then outstanding (voting as a separate class and on an as-converted basis) with respect to conversion of the Series A convertible preferred stock, or (y) 60% of the Series B convertible preferred stock then outstanding (voting as a separate class and on an as-converted basis) with respect to conversion of the Series B preferred stock, or (z) 60% of the Series C convertible preferred stock then outstanding (voting as a separate class and on an as-converted basis) with respect to conversion of the Series C convertible preferred stock.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Dividends

Dividends on each share of the Series A, Series B and Series C convertible preferred stock will begin to accrue on a daily basis at the prorated dividend rate of 9% per annum from the date of issuance of the Series A, Series B and Series C convertible preferred stock and are not cumulative. The Company has no obligation to pay any dividends, except when declared by the Board of Directors. However, dividends will be paid in the event of (i) the IPO of the Company’s common stock in an underwritten public offering, (ii) the liquidation, dissolution or winding up of the Company, or (iii) a conversion by holders of shares of convertible preferred stock into shares of common stock other than in connection with an IPO or a liquidation, dissolution or winding up of the Company. In the event of an IPO or the liquidation, dissolution or winding up of the Company, dividends will be paid in cash or shares of convertible preferred stock at the option of each holder of convertible preferred stock. In the event of a conversion by holders of shares of convertible preferred stock into shares of common stock other than in connection with an IPO or a liquidation, dissolution or winding up of the Company, dividends will be paid in shares of convertible preferred stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series B and Series A convertible preferred stock or common stock, an amount per share for each share of Series C convertible preferred stock held by them equal to the sum of (i) $11.70 and (ii) all declared or accrued but unpaid dividends, if any, on such share of Series C convertible preferred stock. The holders of Series B convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A convertible preferred stock or common stock, an amount per share for each share of Series B convertible preferred stock held by them equal to the sum of (i) $19.50 and (ii) all declared or accrued but unpaid dividends, if any, on such share of Series B convertible preferred stock. The holders of Series A convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of common stock, an amount per share for each share of Series A convertible preferred stock held by them equal to the sum of (i) $32.76 and (ii) all declared or accrued but unpaid dividends, if any, on such share of Series A convertible preferred stock. If, upon liquidation, dissolution or winding up, the assets of the Company will be insufficient to make payment in full to all holders of Series C, Series B and Series A convertible preferred stock of the liquidation preference, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of Series C convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to Series B and Series A convertible preferred stock. If, upon liquidation, dissolution or winding up, and after the payment in full to the holders of the Series C convertible preferred stock of all the amounts payable to them, the assets of the Company will be insufficient to make payment in full to all holders of Series B and Series A convertible preferred stock of the liquidation preference, then the entire remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of Series B convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to Series A convertible preferred stock. After the payment in full to holders of Series C and Series B convertible preferred stock of all amounts payable to them, all remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Series A convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to common stock. If there are excess assets to be allocated on liquidation beyond what is described above, holders of preferred stock and common stock will share in such assets on an as-converted basis.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Other Matters

The Company recorded the Series A, Series B, and Series C convertible preferred stock at fair value on the dates of issuance. The Company classifies all of its convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within its control. The Company has not adjusted the carrying values of any of its convertible preferred stock to their liquidation values since a liquidation event has not been probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

At September 30, 2014, convertible preferred stock authorized and outstanding consisted of the following (in thousands except share amounts):

	September 30, 2014
	Shares Authorized	Shares Issued and Outstanding	Carrying value, net of issuance cost	Liquidation Preference
	(Unaudited)
Series A-1	36,000,000	2,761,383	$15,436	$35,898
Series A-2	17,700,000	1,361,534	17,111	17,700
Series A-3	80,000,000	1,761,535	13,154	22,900

Total	133,700,000	5,884,452	$45,701	$76,498

Series A-1 Convertible Preferred Stock

On February 24, 2014, the Company completed a recapitalization event pursuant to which each outstanding share of Series A, Series B, and Series C convertible preferred stock (“Prior Preferred Stock”) was exchanged for 0.025670841 of a share of Series A-1 convertible preferred stock on an as-converted basis. This resulted in the conversion of 4,408,791 shares of Prior Preferred Stock into 1,530,618 shares of Series A-1 convertible preferred stock. The stated value of Series A-1 convertible preferred stock was $13.00 per share, and the fair value was determined to be $5.59 per share. The difference between stated and fair values was largely due to the preference in liquidation of the Series A-2 convertible preferred stock over the Series A-1 convertible preferred stock and the larger resulting percentage of enterprise value allocated to Series A-2 convertible preferred stock. The exchange resulted in the extinguishment of the Prior Preferred Stock and $73.3 million was credited to accumulated deficit, representing the excess of the carrying amount of the Prior Preferred Stock over the fair value of the Series A-1 convertible preferred stock on the date of the recapitalization event. Warrants issued to preferred stockholders to purchase 440,379 shares of Series C convertible preferred stock were also terminated (see Note 9) in the recapitalization event. The fair value of these warrants prior to the recapitalization was $90,000 and was credited to accumulated deficit as the recapitalization was determined to be a single capital transaction between the Company and the shareholders. The aggregate $73.4 million was included as an adjustment to the Company’s net loss to arrive at net income attributable to common stockholders for the nine months ended September 30, 2014.

As discussed in Note 6, contemporaneously with the Company’s February 2014 recapitalization, the 2013 Convertible Note holders agreed to convert the outstanding principal amount of $16.0 million into 1,230,765 shares of Series A-1 convertible preferred stock instead of the next equity financing event (issuance of Series A-2 convertible preferred stock) as stated in the Note and Warrant Purchase Agreements. In addition, the 2013 Convertible Note holders agreed to forgive all accrued and unpaid interest in the amount of $702,000 on the 2013 Convertible Notes rather than exchange into preferred shares. The stated exchange value of Series A-1 convertible preferred stock was $13.00 per share, and the fair value was determined to be $5.59 per share. The modification of

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

the convertible notes was treated as an extinguishment of debt, in which the resulting issuance of Series A-1 convertible preferred stock was recorded at its estimated fair value on the date of the extinguishment. The difference in the estimated fair value of the Series A-1 convertible preferred stock and the carrying values of the outstanding principal, accrued interest and the remaining debt issuance costs related to the 2013 Convertible Notes was recorded as a capital contribution in the amount of $9.8 million, which was credited to additional paid-in capital during the nine months ended September 30, 2014. The Company recognized the difference as a capital contribution because immediately prior to the conversion substantially all of the holders of the convertible notes were holders of the Company’s outstanding capital stock.

Series A-2 Convertible Preferred Stock

On February 24, 2014, the Company issued 1,361,534 shares of Series A-2 convertible preferred stock for proceeds of $17.6 million, net of issuance costs. The Company simultaneously issued warrants to purchase 439,764 shares of the Company’s common stock at an exercise price of $0.13 per share. The warrants are exercisable at any time on or prior to August 15, 2014 and upon a liquidation or change of control event. The initial fair value of the warrants was $515,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 0.07%, expected life of 0.47 years and expected volatility of 55.0%. The gross proceeds from the issuance of Series A-2 Preferred Stock of $17.7 million was allocated to Series A-2 convertible preferred stock and the warrants based on their relative fair values. This resulted in a $500,000 allocation to the warrant, which is included in equity as the warrant is indexed to the Company’s own stock. The Series A-2 financing included a right for the investors to purchase additional shares of the Series A-2 convertible preferred stock if certain items were accomplished prior to August 15, 2014. The right was determined to have insignificant value and expired unexercised.

Series A-3 Convertible Preferred Stock

On September 3, 2014, the Company issued 1,761,535 shares of Series A-3 convertible preferred stock for proceeds of $22.8 million, net of issuance costs and warrants for the purchase of 880,766 shares of the Company’s Series A-3 convertible preferred stock at an exercise price of $0.13 per share. The warrants are exercisable at any time on or prior to September 3, 2019, the consummation of a liquidation, or the consummation of the Company’s IPO. The initial fair value of the warrants was $8.9 million, determined using a hybrid method of binomial lattice option-pricing model and a probability of achieving the financing event required to trigger the Series A-3 convertible preferred stock warrants for the purchase of common stock. See Note 9 for discussion of the fair value assumptions for the warrants.

Also in connection with the Series A-3 convertible preferred stock financing, the Company issued derivative instruments related to future tranche rights/obligations. These instruments relate to Series A-3 convertible preferred stock investors’ right to purchase additional shares should certain operational milestones be met. The rights include the right to purchase $25.0 million in a private financing with participation by new investors on or before June 30, 2016 or the completion of an IPO of at least $30.0 million in gross proceeds (“Qualified IPO Closing”), whichever occurs first.

In the event that a $25.0 million financing with participation by new investors occurs first, Series A-3 convertible preferred stock investors will have the opportunity to participate in a mandatory closing of the Series A-3 convertible preferred stock at the same price as the initial closing. Participants would also receive common stock warrants. The decision to participate in the mandatory closing is outside the control of the Company. As a result, the future right/obligation has been recorded as a liability at inception on the Company’s consolidated balance sheet. The initial fair value of the derivative was $0.8 million and represents the estimated

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

fair value of the right of investors to purchase shares of Series A-3 convertible preferred stock and common stock warrants that they would also receive in a mandatory closing. The fair value was determined using a hybrid method of binomial lattice option-pricing model and a probability of achieving the financing event. See Note 3 for a discussion of the assumptions used to determine the fair value of the derivative liability.

In the event that a Qualified IPO Closing or concurrent private placement occurs first, the Series A-3 convertible preferred stock investors will have the opportunity to purchase additional shares in a private placement concurrent with the IPO, or, depending on IPO timing, for common shares at the IPO price. The fair value of this right to purchase additional shares was deemed to be insignificant.

The derivative instruments will be remeasured at each reporting date and the change in the fair value will be recorded within other income, net in the consolidated statement of operations and comprehensive loss until the future tranche right/obligation is exercised or expires. The fair values of the preferred stock warrant liability of $8.9 million and the derivative liability of $0.8 million were allocated from the proceeds of the Series A-3 convertible preferred stock and the residual balance was allocated to the preferred stock.

Series A-1, Series A-2 and Series A-3 Convertible Preferred Stock Preferred Stock Rights and Preferences

The rights, preferences and privileges of the Series A-1, Series A-2 and Series A-3 convertible preferred stock (herein collectively referred as “convertible preferred stock”) are as follows:

Voting Rights

The holder of each share of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted as of the record date. The holders of shares of the convertible preferred stock are entitled to vote on all matters on which the holders of common stock are entitled to vote. The holders of convertible preferred stock and the holders of common stock will vote together as a single class.

Conversion Rights

Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilution. The initial conversion price for Series A-1, Series A-2 and Series A-3 convertible preferred stock is $13.00 per share. The number of shares of common stock into which each series of preferred stock is convertible is hereinafter referred to as the “Conversion Rate”. As of September 30, 2014, each share of Series A-1, Series A-2 and Series A-3 convertible preferred stock is convertible into common stock on a one-for-one basis, but is subject to adjustment upon the occurrence of certain events. Upon any decrease or increase in the conversion price for any series of convertible preferred stock, the Conversion Rate for such series is appropriately increased or decreased.

Each share of convertible preferred stock will automatically be converted into shares of fully paid, nonassessable shares of common stock at the then effective Conversion Rate (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock, provided that the aggregate gross proceeds to the Company are not less than $30.0 million, or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least 66 2/3% of the convertible preferred stock then outstanding (voting as a single class and on an as-converted basis).

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Dividends

The holders of shares of Series A-1, Series A-2 and Series A-3 convertible preferred stock are entitled to receive dividends, out of any assets legally available therefor, on a pari passu basis among each other and prior and in preference to any declaration or payment of any dividend on the Company’s common stock, at $1.04 per annum for each share of convertible preferred stock, payable when, as and if declared by the Board of Directors. Dividends are not cumulative.

Liquidation

The applicable original issue price per share, which is $13.00 per share for Series A-1, Series A-2 and Series A-3 convertible preferred stock, plus in each case all declared but unpaid dividends on such shares, is hereinafter referred to as the “Liquidation Preference”. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A-3 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-2 convertible preferred stock, Series A-1 convertible preferred stock or holders of common stock, an amount per share of Series A-3 convertible preferred stock equal to the Liquidation Preference for the Series A-3 convertible preferred stock. The holders of Series A-2 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-1 convertible preferred stock or holders of common stock, an amount per share of Series A-2 convertible preferred stock equal to the Liquidation Preference for the Series A-2 convertible preferred stock. The holders of Series A-1 convertible preferred stocks are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of common stock, an amount per share of Series A-1 Preferred Stock equal to the Liquidation Preference for the Series A-1 convertible preferred stock.

If, upon liquidation, dissolution or winding up, the assets of the Company are insufficient to make payment in full to all holders of Series A-3 convertible preferred stock, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of Series A-3 convertible preferred stocks in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to Series A-2 and Series A-1 convertible preferred stock.

If, upon liquidation, dissolution or winding up, and after the payment in full to the holders of the Series A-3 convertible preferred stock of all the amounts payable to them, the assets of the Company are insufficient to make payment in full to all holders of Series A-2 convertible preferred stock, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of Series A-2 convertible preferred stocks in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to Series A-1 convertible preferred stock.

If, upon liquidation, dissolution or winding up, and after the payment in full to the holders of the Series A-3 and Series A-2 convertible preferred stock of all the amounts payable to them, the assets of the Company are insufficient to make payment in full to all holders of Series A-1 convertible preferred stock of the Liquidation Preference, then the entire remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of Series A-1 convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to common stock. After the payment to the holders of the convertible preferred stock of the full amounts specified, the entire remaining assets of the Company available for distribution will distributed pro rata to holders of common stock and convertible preferred stock of the Company in proportion to the number

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

of shares of common stock held by them, treating for this purpose all such securities as if they had been converted to common stock.

Special Mandatory Conversion

In the event that any holder of Series A-3 convertible preferred stock having a right/obligation to purchase shares in the future does not purchase the specified holder’s amount or the applicable portion of shares specified, then the Series A-3 convertible preferred stock held by such holder will automatically be converted into a number of shares of common stock equal to the applicable portion multiplied by one-fifth (1/5) on the date that the mandatory closing is consummated or immediately prior to the consummation of the concurrent private placement closing or, depending on the timing of the IPO, the Qualified IPO.

Other Matters

The Company recorded the Series A-1, Series A-2 and Series A-3 convertible preferred stock at fair value on the dates of issuance. The Company classifies all of its convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within its control. The Company has not adjusted the carrying values of any of its convertible preferred stock to their liquidation values since a liquidation event has not been probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

9. Warrants

Common Stock Warrants

The Company accounts for its warrants to purchase shares of common stock in stockholders’ equity. The Company utilizes a two-step model to be applied in determining whether a financial instrument is indexed to an entity’s own stock. The Company determined that its warrants to purchase shares of common stock meet the requirements for equity classification.

In February 2007, the Company issued warrants to purchase 124 shares of common stock for $578.24 per share and 71 shares of common stock for $107.77 per share to the employees of M2 ApS for their services with an expiration date of September 30, 2014. At December 31, 2013, these warrants remained outstanding and exercisable. At September 30, 2014, these warrants expired.

Preferred Stock Warrants

In connection with the Loan and Security Agreement the Company entered into in December 2007, the Company issued warrants to purchase shares of the Company’s Series A convertible preferred stock with an exercise price of $32.76 per share. The shares of Series A convertible preferred stock to be issued under these warrants were 9,157. The fair value of the warrants outstanding as of December 31, 2012 was $8,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 0.25%, expected life of 2.06 years and expected volatility of 63.8%. The fair value of the warrants outstanding as of December 31, 2013 was $3,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 0.58%, expected life of 2.5 years and expected volatility of 55.0%. The shares underlying the warrants were converted into warrants to purchase 3,560 shares of Series A-1 convertible preferred stock in February 2014 as discussed further below. The Series A-1 convertible preferred stock warrants will expire in December 2014.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

In connection with the Note and Warrant Purchase Agreements the Company entered into between October 2011 and December 2012, the Company issued warrants to purchase shares of the Company’s Series B convertible preferred stock with an exercise price of $19.50 per share. In 2011, 7,692 shares under these warrants became available for purchase. The fair value of the warrants on the issuance date was recorded as a debt discount in the amount of $79,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 2.19%, expected life of 10.14 years and expected volatility of 87.9%. In February 2013, in connection with the issuance of Series C convertible preferred stock, the warrants became exercisable for 12,820 shares of the Company’s Series C convertible preferred stock with an exercise price of $11.70 per share and the holders no longer had any rights to shares of Series B convertible preferred stock. At December 31, 2013, the warrants remain outstanding. The fair value of the warrants as of December 31, 2012 was $53,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 1.48%, expected life of 8.83 years and expected volatility of 63.8%. The fair value of the warrants as of December 31, 2013 was $1,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.58%, expected life of 2.5 years and expected volatility of 55.0%. Changes in estimated fair value were recorded in other income, net in the consolidated statements of operations and comprehensive loss. These warrants were converted into warrants to purchase shares of Series A-1 convertible preferred stock in February 2014 as discussed further below. These warrants will expire in October 2021 if not exercised earlier.

In connection with the Note and Warrant Purchase Agreements the Company entered into between March 2011 and December 2012, the Company issued warrants to purchase 235,237 shares of the Company’s preferred stock to be issued in the next equity financing. The fair value of the warrants on the issuance dates was an aggregate of $524,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.25%-1.63%, expected life of 2.23-4.00 years and expected volatility of 25.2%. The fair value of the warrants as of December 31, 2012 was $431,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.25%, expected life of 2.16 years and expected volatility of 25.2%. The fair value of the warrants as of December 31, 2013 was $47,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.58%, expected life of 2.5 years and expected volatility of 55.0%. Changes in estimated fair value were recorded in other income, net in the consolidated statements of operations and comprehensive loss. These warrants were to expire from March 2016 to December 2022 if not exercised earlier. These warrants were cancelled in connection with the recapitalization event in February 2014 as discussed further below.

In connection with the Note and Warrant Purchase Agreements the Company entered into between June 2013 and December 2013, the Company issued warrants to purchase 205,115 shares of the Company’s stock to be issued in the next equity financing. The fair value of the warrants on the issuance dates was an aggregate of $112,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.48%-0.58%, expected life of 2.5 years and expected volatility of 55.0-62.0%. The warrants were accounted for as a debt discount and warrant liability. The fair value of the warrants outstanding as of December 31, 2013 was $43,000, determined using the binomial option pricing model and the following assumptions: risk-free interest rate of 0.58%, expected life of 2.5 years and expected volatility of 55.0%. These warrants were to expire from June 2023 to December 2023 if not exercised earlier. Changes in estimated fair value were recorded in other income, net in the consolidated statements of operations and comprehensive loss. These warrants were cancelled in connection with the recapitalization event in February 2014 as discussed further below.

Warrant Activities Associated with Recapitalization Event and Series A-2 Financing

In conjunction with the issuance of its Series A-2 preferred stock (Note 8), the Company issued to the Series A-2 stockholders warrants to purchase 439,764 shares of the Company’s common stock at an exercise price of

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

$0.13 per share. The warrants are exercisable at any time on or prior to August 15, 2014 and upon a liquidation or change of control event. The initial fair value of the warrants was $515,000, determined using the Black-Scholes valuation model and the following assumptions: risk-free interest rate of 0.07%, expected life of 0.47 years and expected volatility of 55.0%. The gross proceeds from the issuance of Series A-2 preferred stock of $17.7 million was allocated to Series A-2 convertible preferred stock and the warrants based on their relative fair values. This resulted in an allocation to the warrant, which is included in equity, of $500,000. In June 2014, 158,080 shares underlying the warrants were exercised at the purchase price of $0.13 per share. The remaining warrants for the purchase of 281,684 shares of common stock were exercised after June 30, 2014 prior to the expiration date of August 15, 2014.

Also, in connection with the Company’s recapitalization in February 2014, warrants issued to preferred stockholders to purchase 440,379 shares of Series C Preferred Stock were terminated. The fair value of these warrants prior to the recapitalization was $90,000 and was recorded to accumulated deficit as the recapitalization was considered to be a single capital transaction between the Company and the preferred shareholders. In addition, warrants to purchase 9,157 shares of Series A convertible preferred stock and warrants to purchase 4,278 shares of Series C convertible preferred stock were converted using a factor of 0.025670841 into warrants for the purchase of 7,838 shares of Series A-1 convertible preferred stock, with a weighted average exercise price of $63.74 per share. These warrants were to expire in December 2014 to October 2021 if not exercised earlier.

Warrant Activities Associated with Series A-3 Financing

In conjunction with the issuance of its Series A-3 preferred stock (Note 8), the Company issued to the Series A-3 stockholders warrants to purchase 880,766 shares of the Company’s Series A-3 preferred stock at an exercise price of $0.13 per share. The warrants are exercisable at any time on or prior to September 3, 2019, the consummation of a liquidation, or the consummation of the Company’s IPO. The fair value of the warrants on the issuance dates was $8.9 million, determined using a hybrid method of binomial lattice option-pricing model and a probability of achieving the financing event required to trigger the Series A-3 convertible preferred stock warrants for the purchase of common stock. The following assumptions were used under the binomial lattice option-pricing model: risk-free interest rate of 0.58%, expected life of 2.0 years, expected volatility of 55.0%, dividend yields of 0% and 25 nodes. The warrants are accounted for as a liability. Periodic changes in estimated fair value of the warrants will be recorded in other income, net in the consolidated statements of operations and comprehensive loss.

10. Stock Option Plan

In January 2007, the Company adopted its 2007 Stock Plan (the “Plan”). The Plan provides for the granting of stock options to employees, consultants and directors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options (“NSO”) may be granted to Company employees, consultants and directors.

Options under the Plan may be granted for periods of up to ten years and at prices at the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO or an NSO granted to a greater than 10% stockholder cannot be less than 110% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO or NSO granted to any other person cannot be less than 100% of the estimated fair value of the shares on the date of grant. Options granted generally vest over four years. All shares that are cancelled, forfeited or expired are returned to the plan and are available for grant in conjunction with the issuance of new stock awards.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

Activity under the Plan is set forth below:

	Shares Available for Grant	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance—January 1, 2012	6,655	15,960	$68.61	7.45
Additional options authorized	7,569	—
Granted	(12,972)	12,972	$24.50
Cancelled	1,725	(1,725)	$67.53
Exercised	—	(448)	$68.61

Balance—December 31, 2012	2,977	26,759	$47.29	8.09
Additional options authorized	27,963	—
Granted	(33,054)	33,054	$24.50
Cancelled	3,086	(3,086)	$39.19
Exercised	—	(20)	$24.50

Balance—December 31, 2013	972	56,707	$34.56	8.50
Additional options authorized (unaudited)	1,990,476	—
Granted (unaudited)	(741,757)	741,757	$1.44
Cancelled (unaudited)	14,564	(14,564)	$15.81
Exercised (unaudited)	—	(724)	$24.50

Balance—September 30, 2014 (unaudited)	1,264,255	783,176	$3.54	9.68

Options exercisable—December 31, 2013		20,514	$50.97	7.22

Options exercisable—September 30, 2014 (unaudited)		26,856	$43.37	6.81

Options vested and expected to vest—December 31, 2013		54,571	$34.80	8.46

Options vested and expected to vest—September 30, 2014 (unaudited)		737,788	$3.62	9.67

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors. The aggregate intrinsic value of options outstanding and vested as of December 31, 2012 and 2013 and September 30, 2014 was zero, zero and $2.5 million.

Stock-based Compensation

As of December 31, 2013 and September 30, 2014, the total unrecognized compensation costs of $528,000 and $2.1 million (unaudited) are expected to be recognized over a period of approximately 2.5 and 3.7 years, respectively.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

The Company estimated the fair value of stock options using the Black Scholes option valuation model. The fair value of employee stock options is being amortized on a straight line basis over the requisite service period of the awards. The fair value of the employee stock options was estimated using the following assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Expected term (in years)	6.25	6.25	6.25	6.25
Expected volatility	63.8%	63.7%	63.7%	63.7%
Risk-free interest rate	0.97% –0.99%	0.99% –1.72%	0.99% –1.71%	1.90% – 2.01%
Dividend yield	0%	0%	0%	0%

The expected term of stock options represents the weighted-average period the stock the stock options are expected to remain outstanding. The Company derived the expected term from the simplified method (average of the vesting term and the contractual term of the option), as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. Forfeitures are estimated based on historical experience at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes equity-based compensation expense for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, which were included in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Cost of revenue	$—	$18	$11	$44
Research and development	32	28	19	64
Selling, general and administrative	112	105	75	257

Total equity-based compensation expense	$144	$151	$105	$365

11. Income Taxes

The Company has incurred net operating losses for the years ended December 31, 2012 and 2013, therefore has no provision for income taxes recorded for such years. In addition, the Company did not record a provision for income taxes for the nine months ended September 30, 2013 and 2014, because it expected to generate a net operating loss for the years ending December 31, 2013 and 2014. The Company’s deferred tax assets continue to be fully offset by a valuation allowance.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

The reconciliation of the statutory federal income tax rate to the Company’s effect tax rate is as follows:

	Year Ended December 31,
	2012	2013
Tax at statutory federal rate	34%	34%
Change in valuation allowance	(30)	(33)
Other	(4)	(1)

Provision for income taxes	0%	0%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	As of December 31,
	2012	2013
Deferred tax assets:
Net operating loss carryforwards	$23,873	$31,566
Credits	2,344	2,570
Accrued expense	—	25
NQSO Stock Compensation	36	40
Accrued compensation	69	128
Deferred rent	22	12
Accrued warranty	—	34
Fixed assets	191	116
Other	11	14

Gross deferred tax assets	26,546	34,505
Valuation allowance	(26,546)	(34,505)

Net deferred tax assets	—	—

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2013.

The Company had net operating loss carryforwards of approximately $90.1 million and $74.7 million for federal and state income tax purposes, respectively, at December 31, 2013. If not utilized, these federal and state carryforwards will begin to expire in the years 2027 and 2017, respectively. As of December 31, 2013, the Company also had research and development tax credit carryforwards of approximately $1.8 million and $1.6 million for federal and state income tax purposes, respectively. If not utilized, the federal research and development credits will begin to expire in 2029 and the state research and development credits can be carried forward indefinitely.

Included in the federal net operating loss carryforwards of $90.1 million at December 31, 2013 is $17.9 million of net operating losses which are subject to the limitations under the consolidated return rules.

Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations included in the Internal Revenue Code of 1986 (“Section 382”), as amended and similar state provisions. As of December 31, 2013, the Company expects

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

$8.3 million and $8.6 million of net operating losses for federal and state income tax purposes, respectively, to expire unutilized. The Company has not finalized, as of the balance sheet date, its analysis to determine the annual 382 limitation. When finalized, the Company could determine that there are further limitations to the use of its net operating losses or credits.

A reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2012 and 2013 is as follows (in thousands):

	Year Ended December 31,
	2012	2013
Balance at beginning of year	$89	$149
Additions based on tax positions related to current year	60	76
Additions for tax positions for prior years	—	88

Balance at end of year	$149	$313

The unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. The Company does not expect a significant change to its unrecognized tax benefits over the next 12 months. The unrecognized tax benefits may increase or change during the year for items that arise in the ordinary course of business.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for taxes. Management determined that no accrual for interest and penalties was required as of December 31, 2012 and 2013, respectively.

The Company has not been audited by the Internal Revenue Service or any state income or franchise tax agency. The Company’s primary tax jurisdiction is the United States. All of the Company’s tax years are open to examination by the U.S. federal and state tax authorities.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

12. Net Income (Loss) Per Share Attributable to Common Stockholders

Warrants for the purchase of 317,358 shares of common stock with an exercise price of $0.13 per share on a weighted average basis were considered to be shares of common stock for the computation of basic and diluted earnings per share. The following table presents the calculation of basic and diluted net income (loss) per common share for the years ended December 31, 2012 and 2013 and nine months ended September 30, 2013 and 2014 (in thousands, except share and per share amounts):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Net loss	$(12,399)	$(22,274)	$(15,581)	$(23,422)
Extinguishment of convertible preferred stock	—	—	—	73,430
Undistributed earnings allocated to preferred stockholders	—	—	—	(45,576)

Net income (loss) attributable to common stockholders	$(12,399)	$(22,274)	$(15,581)	$4,432

Shares used to compute net income (loss) per share:
Basic	22,647	22,666	22,679	450,103
Adjustments to shares used to compute net income (loss) per share for dilutive securities	—	—	—	84,675

Diluted	22,647	22,666	22,679	534,778

Net income (loss) per common share:
Basic	$(547.50)	$(982.69)	$(687.02)	$9.85

Diluted	$(547.50)	$(982.69)	$(687.02)	$8.29

The following outstanding shares of common stock equivalents have been excluded from diluted net loss per common share for the years ended December 31, 2012 and 2013 and nine months ended September 30, 2013 and 2014 because their inclusion would be anti-dilutive:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Weighted average shares of common stock subject to outstanding options	21,070	38,389	32,105	242,116
Weighted average shares of common stock subject to conversion from convertible preferred stock	2,000,266	4,148,126	4,060,283	4,354,728
Weighted average shares of common stock subject to conversion from preferred stock warrants	160,007	314,686	283,002	99,407
Weighted average shares of common stock subject to conversion from common stock warrants	196	196	196	131

Total shares of common stock equivalents	2,181,539	4,501,397	4,375,586	4,696,382

13. Pro Forma Net Loss Per Share Attributable to Common Stockholders (Unaudited)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per common share after giving effect to the conversion of convertible preferred stock using the as-if

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

converted method into common stock as though the conversion had occurred at the beginning of the year ended December 31, 2013 and the nine months ended September 30, 2014 and the issuance of common stock upon the cash exercise of the Series A-3 convertible preferred stock warrants with a $0.13 exercise price per share (in thousands, except share and per share amounts):

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
	(Unaudited)
Net loss	$(22,274)	$(23,422)
Change in preferred stock warrant liability	(509)	(5)

Net loss attributable to common stockholders	$(22,783)	$(23,427)

Weighted average shares used to compute net loss per common share, basic	22,666	450,103
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	4,325,851	4,373,733
Pro forma adjustment to reflect the cash exercise of Series A-3 convertible preferred stock warrants	—	83,053

Shares used to compute pro forma net loss per common share, basic and diluted	4,348,517	4,906,889

Pro forma net loss per common share, basic and diluted	$(5.24)	$(4.77)

14. Employee Benefit Plans

In 2006, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. There have been no contributions by the Company since the inception of the plan.

15. Subsequent Events

Subsequent to December 31, 2013, the Company filed an amended and restated certificate of incorporation on February 24, 2014 to (i) create and authorize 78,900,000 shares of Series A-1 convertible preferred stock, (ii) create and authorize 64,000,000 shares of Series A-2 convertible preferred stock, (iii) increase the number of authorized shares of common stock to a new total of 120,000,000 shares, (iv) convert and reclassify each outstanding share of common stock into 0.004081242 shares of common stock, (v) convert and reclassify each outstanding share of Series A convertible preferred stock into 0.025670841 shares of Series A-1 convertible preferred stock, (vi) convert and reclassify each outstanding share of Series B convertible preferred stock into 0.025670841 shares of Series A-1 convertible preferred stock, (vii) convert and reclassify each outstanding share of Series C convertible preferred stock into 0.025670841 shares of Series A-1 convertible preferred stock, and (viii) make certain other changes.

In February 2014, the Company issued 1,361,534 shares of Series A-2 convertible preferred stock in exchange for $17.7 million in cash from existing shareholders. In addition, the Company issued 439,764 common stock warrants to these investors.

ASANTE SOLUTIONS, INC.

Notes to Consolidated Financial Statements

In February 2014, the Board of Directors approved the increase of the number of shares of common stock reserved for issuance under the 2007 stock plan from 59,434, to 818,373.

In May 2014, the Company entered into an amendment to its lease agreement with its landlord whereby five additional months were added to the term of the lease agreement. The expiration date of the lease was amended from October 31, 2014 to March 31, 2015.

In June 2014, the Company entered into a lease agreement for a new facility in Milpitas, California. The lease term is for five years and is scheduled to commence on February 1, 2015. Additionally, as a lease incentive from the landlord, the Company received a tenant improvement allowance of approximately $440,000 for non-structural improvements to the facility.

The Company evaluated subsequent events through October 10, 2014, the date these consolidated financial statements were available to be issued.

16. Subsequent Events (Unaudited)

In September 2014, the Company filed an amended and restated certificate of incorporation to (i) increase the number of authorized shares of common stock to a new total of 190,000,000 shares, (ii) increase the number of authorized shares of preferred stock to a new total of 133,700,000 shares comprised of 36,000,000 shares for Series A-1 convertible preferred stock, 17,700,000 for Series A-2 convertible preferred stock and 80,000,000 shares for Series A-3 convertible preferred stock, and (iii) make certain other changes.

In September 2014, the Company issued 1,761,535 shares of Series A-3 convertible preferred stock in exchange for $22.9 million in cash from existing shareholders. The Company also issued warrants for the purchase of 880,766 shares of Series A-3 convertible preferred stock with an exercise price of $0.13 per share.

In September 2014, the Company paid $288,000, which was the principal and accrued interest outstanding related to the loan and security agreement with Silicon Valley Bank.

In November 2014, the Company entered into a credit agreement providing for $12.5 million principal amount of term loans with Square 1 Bank. The Company also has the potential availability of a second tranche of incremental term loans ranging from principal amounts of $5.0 million to $7.5 million subject to successful completion of an IPO that results in aggregate gross proceeds of $60.0 million from the IPO and any concurrent private placement by June 30, 2015. The term loans under the credit agreement bear interest at a rate of 6.75% or the three year Treasury rate at the date of the funding plus a margin of 5.65%, whichever is greater. The term loans under the credit agreement are secured by substantially all of the Company’s assets and mature in November 2018. Subsequent to the closing of the credit agreement, the Company has drawn down $12.5 million under the credit agreement.

In addition, Square 1 Bank and Alexandria Equities, LLC were granted warrants to purchase an aggregate of 46,152 shares of the Series A-3 convertible preferred stock with an exercise price of $13.00 per share.

In December 2014, we granted options to purchase 738,819 shares of our common stock with an exercise price of $4.81 per share.

The Company evaluated subsequent events through January 23, 2015, the date these consolidated financial statements were available to be issued.

9:00AM
Aug 07, 2014
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ASANTE SNAP PUMP SYSTEM

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ASANTE SNAP PUMP SYSTEM

Controller

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Prefilled Insulin Cartridge

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3,500,000 Shares

Common Stock

Leerink Partners

Cowen and Company

Wells Fargo Securities

Oppenheimer & Co.

Until             , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$7,016
FINRA filing fee	9,557
NASDAQ listing fee	105,000
Printing and engraving expenses	325,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	1,005,000
Transfer agent and registrar fees	5,000
Miscellaneous expenses	43,427

Total	$2,500,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2012, we made sales of the following unregistered securities:

Preferred Stock Issuances

From February 7, 2013 through March 25, 2013, we sold an aggregate of 2,408,525 shares of Series C convertible preferred stock to eight accredited investors at a purchase price of $11.70 per share, for an aggregate purchase price of $28,179,796.50, including the purchase price paid by cancellation of certain convertible promissory notes. All shares of Series C convertible preferred stock converted into shares of Series A-1 convertible preferred stock in connection with our Series A-2 convertible preferred stock financing.

From February 24, 2014 through March 24, 2014, we sold an aggregate of 1,361,534 shares of Series A-2 convertible preferred stock to eight accredited investors at a purchase price of $13.00 per share, for an aggregate purchase price of $17,700,000.

On September 3, 2014, we sold an aggregate of 1,761,535 shares of Series A-3 convertible preferred stock to eight accredited investors at a purchase price of $13.00 per share, for an aggregate purchase price of $22,900,000.

Warrant Issuances

On February 24, 2014, we sold warrants to purchase an aggregate of 439,764 shares of our common stock to eight accredited investors at a purchase price of $0.0013 per share, for an aggregate purchase price of $571.72.

On September 3, 2014, we sold warrants to purchase an aggregate of 880,766 shares of our Series A-3 convertible preferred stock to eight accredited investors at a purchase price of $0.0013 per share, for an aggregate purchase price of $1,145.00 of which 673,076 shares have been exercised as of January 22, 2015.

On November 14, 2014, we issued warrants to purchase an aggregate of 46,152 shares of our Series A-3 convertible preferred stock to Square 1 Bank and Alexandria Equities, LLC in connection with a credit agreement.

Option and Common Stock Issuances

Since January 1, 2012, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 1,526,580 shares of our common stock under our 2007 Stock Plan at exercise prices ranging from $1.43 to $68.61 per share.

Since January 1, 2012, we issued and sold to our directors, officers, employees, consultants and other service providers an aggregate of 1,506 shares of common stock upon the exercise of options under our 2007 Stock Plan at exercise prices ranging from $24.50 to $68.61 per share, for an aggregate exercise price of $59,835.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California on the 23rd day of January, 2015.

ASANTE SOLUTIONS, INC.

By:	/s/ David Thrower
David Thrower
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Thrower	President, Chief Executive Officer and Director (Principal Executive Officer)	January 23, 2015
David Thrower

/s/ Sandra Gardiner Sandra Gardiner	Chief Financial Officer (Principal Accounting and Financial Officer)	January 23, 2015

* Peter Benson	Director	January 23, 2015

*	Director	January 23, 2015
Peter Bisgaard

*	Director	January 23, 2015
Casper Breum

*	Director	January 23, 2015
Lawrence Kinet

*	Director	January 23, 2015
Christopher Lowe

*	Director	January 23, 2015
Joe Mandato

*	Director	January 23, 2015
Richard Thompson

*	Director	January 23, 2015
Kathleen Tune

* By:	/s/ David Thrower
David Thrower Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Form of common stock certificate of the Registrant.

4.2*	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock dated September 3, 2014.

4.2.1	Amendment to Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock dated January 21, 2015.

4.3*	Warrant to Purchase Stock issued to Silicon Valley Bank dated October 13, 2011.

4.4*	Form of Warrant to Purchase Shares of Series A-3 Preferred Stock issued to certain holders of its capital stock dated September 3, 2014.

4.5*	Warrant to Purchase Stock issued to Alexandria Equities, LLC dated November 14, 2014.

4.6*	Warrant to Purchase Stock issued to Square 1 Bank dated November 14, 2014.

5.1	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*#	2015 Stock Option and Incentive Plan and related form agreements.

10.3*#	2007 Stock Plan and related form agreements.

10.4*#	Offer Letter between the Registrant and David Thrower dated March 28, 2012.

10.5*#	Offer Letter between the Registrant and Sandra Gardiner dated June 25, 2014.

10.6*#	Offer Letter between the Registrant and Ken El-Sherif dated September 19, 2012.

10.7*#	Offer Letter between the Registrant and Wenkang Qi dated March 25, 2010.

10.8*#	Offer Letter between the Registrant and Eric Steuben dated January 25, 2012.

10.9*	Lease Agreement between the Registrant and Bel Arbor Investment Company, L.P. dated September 19, 2011.

10.10*	Amendment to Lease between the Registrant and Bel Arbor Investment Company, L.P. dated May 27, 2014.

10.11*	Lease between the Registrant and A.E. Peterson Enterprises, Inc. dated June 26, 2014.

10.12*	Loan and Security Agreement between the Registrant, M2 Medical, Inc. and Square 1 Bank dated November 14, 2014.

10.13*#	Offer Letter between the Registrant and Joe Breeland dated December 13, 2013.

10.14*#	Offer Letter between the Registrant and Edward Sinclair dated November 16, 2012.

Exhibit Number	Description

10.15#	2015 Employee Stock Purchase Plan.

10.16#	Senior Executive Cash Incentive Bonus Plan.

10.17#	Non-Employee Director Compensation Policy.

10.18	Common Stock Purchase Agreement by and among the Registrant and certain holders of its capital stock dated January 21, 2015.

10.19#	Form of Employment Agreement with executive officers.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.3	Consent of Human Factors MD.

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.